Exhibit 99.1

Royal Bank of Canada

Notice of Annual Meeting of Common Shareholders
April 8, 2020
Management Proxy Circular

YOUR VOTE IS IMPORTANT!

RBC

Royal Bank of Canada

Notice of Annual Meeting of Common Shareholders

Wednesday, April 8, 2020 at 9:30 a.m. (Eastern Time)

Metro Toronto Convention Centre

North Building, John Bassett Theatre

255 Front Street West, Toronto, Ontario

Business of the meeting

At the meeting, shareholders will:

Receive our financial statements for the year ended October 31, 2019 and the related auditor’s report
Elect directors
Appoint our auditor
Have their say on our approach to executive compensation

Consider the shareholder proposals set out in Schedule A of the proxy circular that are properly introduced at the meeting, and
Transact any other business that may properly come before the meeting.

By order of the board of directors,

Karen McCarthy

Senior Vice-President, Associate General Counsel and Secretary

February 11, 2020

Your vote is important!

Please vote as early as possible so your shares are represented at the meeting. Computershare Trust Company of Canada, our transfer agent, must receive your vote no later than 5:00 p.m. (Eastern Time) on Monday, April 6, 2020.

See page 8 of this circular for detailed instructions on how to vote.

If you plan to attend the meeting and require special arrangements for hearing or access, please contact the secretary using the contact details on the back cover of this circular.

1	Royal Bank of Canada

Fellow shareholders,

It is our pleasure to invite you to attend this year’s annual meeting which will be held in Toronto, Ontario on Wednesday, April 8, 2020 at 9:30 a.m.

Creating value over the long term

The past year marked a major milestone for RBC as we celebrated the 150th anniversary of our incorporation in Halifax in 1869. Consistent with our strong operating history, in 2019 we continued to find new ways to grow, extend our leadership and create value for all our stakeholders.

These achievements are reflected in part by our annual financial performance. Within the context of a challenging macroeconomic environment, we reported net income of $12.9 billion and a return on equity of 16.8% – entering the new decade with a strong common equity tier 1 ratio of just over 12%. We also increased our quarterly dividend twice during 2019, for an annual dividend increase of 8%, and returned an additional $1 billion to shareholders in the form of share buybacks.

At the same time, we continued to invest in our people, processes, products and technology to position our bank for future success. For instance, in 2019, our employee engagement reached new heights. Client satisfaction levels increased, and in many cases, lead our Canadian and global peers. And RBC was recognized as the most valuable Canadian brand and a top 100 global brand.

Sustaining our leadership position

Throughout another very busy year, your board continued to support the executive team to help ensure that the bank’s leadership position is sustained today and into the future.

To do that, we provided oversight and guidance to the executive team as they continued to transform the bank to meet evolving client needs and pursue business opportunities in a rapidly changing and increasingly competitive global marketplace. We also carefully assessed strategic and business opportunities with a strong risk discipline, working with management to set the tone and promote a strong risk culture throughout RBC. In 2019, our governance committee further enhanced board and committee reporting on conduct and culture matters while monitoring emerging trends and best practices.

We also deepened our oversight in the all-important area of climate change. Given the critical nature of this issue to our businesses, risk practices, employees and communities, it is essential for the board to maintain oversight of our enterprise approaches, which included in 2019 the development of the RBC climate change strategy and enhanced disclosures. Other areas of board oversight are outlined in more detail throughout the circular.

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Building upon strong governance

Your board believes that maintaining the highest standard of good governance is an essential foundation for strong performance and fundamental to the bank’s success. In 2019, our approach to governance earned RBC the Best Overall Corporate Governance and Best Engagement by a Governance Team at the Excellence in Governance Awards in Toronto and the Best Overall Corporate Governance – International at the Corporate Governance Awards in New York. Building upon an already strong board, we were pleased to appoint two new RBC directors, Frank Vettese and Maryann Turcke, who both bring exceptional talent and a wide array of experiences to the board table.

Engaging with stakeholders

Understanding the multiple expectations of our investors, clients and the communities we serve is essential to the success of the bank. This is why continuous and open dialogue with our stakeholders is a key priority for the board.

The annual meeting provides an opportunity to discuss the bank’s performance, strategy and other matters of importance to you. Your ongoing interest and support of the bank’s focus in creating meaningful value for all our stakeholders is greatly appreciated.

Please consider the information set out in this proxy circular and vote, in person, online, by phone or by completing and sending in your proxy or voting instruction form.

We look forward to seeing you in April.

Sincerely,

Kathleen Taylor Chair of the Board	David McKay President and Chief Executive Officer

3	Royal Bank of Canada

About RBC

You can access our annual report, annual information form, management proxy circular, financial statements and management discussion and analysis at rbc.com/investorrelations and sedar.com. You may also request copies of these documents from the secretary (see back cover of this circular for contact details).

Sign up for eDelivery

You can receive shareholder materials, including our management proxy circular, by email. eDelivery gets the documents to you faster, reduces printing and postage costs and saves paper.

Non-registered (beneficial) shareholders

Go to www.proxyvote.com and sign up using the control number on your voting instruction form or, after the annual meeting, get a unique registration number from your intermediary.

Registered shareholders

Go to www.investorvote.com and sign up using the control number on your proxy form or go to www.investorcentre.com and click on “Sign up for eDelivery” at the bottom of the page.

The information in this circular is as of February 11, 2020. All dollar amounts are in Canadian dollars, unless stated otherwise.

In this circular, “RBC”, the “bank”, “we” and “our” mean Royal Bank of Canada; “shares” means RBC common shares; and “shareholder” and “you” mean a holder of shares, unless the context indicates otherwise.

All references to websites are for your information only. The information they contain and any other websites they refer to are not part of this circular.

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Management proxy circular

What’s inside

The annual meeting	Executive compensation
p. 5	p. 47

Governance p. 23

Additional items	Shareholder proposals	Contact information
p. 99	p. 100	Back cover

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The annual meeting

The annual meeting

Business of the meeting	6

Voting Q&A	7

Directors	10

The nominees	10

Skills and competencies	18

Director compensation	19

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The annual meeting

Business of the meeting

This year the annual meeting of common shareholders will take place on Wednesday, April 8, 2020 at 9:30 a.m. (Eastern Time) at the Metro Toronto Convention Centre. This is where you, as shareholders, will elect the directors of the board, appoint an auditor and have your say on other important governance matters. If you cannot attend the meeting, we encourage you to participate by proxy. Please see our Voting Q&A for more on proxy voting.

You can also participate in the meeting and ask questions online through a live webcast at rbc.com/investorrelations, which will be archived on our website until the next annual meeting.

We will ask you to participate in the following at our annual meeting:

Receive our financial statements

The consolidated financial statements for the year ended October 31, 2019 are in our 2019 annual report mailed to you with this circular and available at rbc.com/investorrelations.

Elect our board of directors

Fourteen nominees are standing for election as directors of RBC. See page 10 of this circular for more information on the nominees. Each director will be elected to hold office until the next annual meeting of shareholders. All of the nominees are currently RBC directors.

The board recommends voting FOR each nominee.

Appoint our auditor

The board proposes the appointment of PricewaterhouseCoopers LLP (PwC) as our auditor until the next annual meeting. PwC became our auditor on January 29, 2016. Representatives from PwC will be at the meeting to answer your questions. A description of fees paid to our auditor can be found on page 42 of this circular.

The board recommends voting FOR PwC as our auditor.

Have your say on our approach to executive compensation

Shareholder input is a key aspect of our engagement process, which includes inviting you to each annual meeting to have your say on our approach to executive compensation.

Please review the section on executive compensation starting on page 47 of this circular, where we describe our approach to executive compensation. If you have any comments or questions about our approach, please contact the chair of the board using the contact information on the back cover of this circular.

While this vote is advisory and non-binding, the board will consider the result in future compensation planning.

More specifically, the board recommends approving the following advisory resolution:

“Resolved, on an advisory basis and not to diminish the role and responsibilities of the board of directors, that the shareholders accept the approach to executive compensation disclosed in the management proxy circular delivered in advance of the 2020 annual meeting of common shareholders.”

The board recommends voting FOR our approach to executive compensation.

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Considering shareholder proposals

The shareholder proposals are set out in Schedule A to this circular starting on page 106.

The board recommends voting AGAINST each proposal for the reasons noted in the board’s responses.

Shareholder proposals for next year’s annual meeting must be submitted by November 13, 2020.

Voting Q&A

Who can vote?

Each share gives you one vote, subject to the voting restrictions explained below.

You have the right to vote if you owned shares on our record date, February 11, 2020. There were 1,423,930,795 outstanding shares that were eligible to vote on that date.

Who cannot vote?

Shares cannot be voted if they are beneficially owned by:

•	the Canadian government or any of its agencies

•	a provincial government or any of its agencies

•	the government of a foreign country, any political subdivision of a foreign country or any of its agencies

•	any person who has acquired more than 10% of any class of our shares without the approval of the Minister of Finance, or

•	any person or entities controlled by one of the persons listed above and that represent, in aggregate, more than 20% of the eligible votes.

As of February 11, 2020, management and the board are unaware of any person who owns or exercises control or direction over more than 10% of our outstanding shares.

How does voting work?

You can vote your shares by proxy or in person at the meeting.

A simple majority of the votes cast by proxy or in person will constitute approval of matters voted on at the annual meeting.

Is my vote confidential?

Yes, your vote is confidential.

To keep your vote confidential, our transfer agent, Computershare Trust Company of Canada (Computershare), counts all the proxies and does not provide any individual voting information to RBC unless a shareholder clearly intends to communicate their individual position to the board or management or Computershare is legally required to provide this information.

If you submit your vote using the voting information form, your intermediary will tabulate your form and communicate only the result of each vote to Computershare.

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The annual meeting

How do I vote?

There are two ways you can vote: in person at the meeting or by proxy. Please follow the instructions below based on whether you are a non-registered (beneficial) shareholder or a registered shareholder.

Non-registered (beneficial) shareholders	Registered shareholders
An intermediary such as a securities broker, trustee or financial institution holds your shares. Your intermediary sent you a voting instruction form with this circular.	Your shares are registered directly in your name with our transfer agent, Computershare. A form of proxy is included in this package.
Attending the meeting in person	Attending the meeting in person

•   Write your name in the space provided on your voting instruction form to instruct your intermediary to appoint you as proxyholder.

•   Sign and return the voting instruction form according to the delivery instructions provided.

•   Do not complete the instructions section of the voting instruction form as you will be voting at the meeting.

•   When you arrive at the meeting, please check in at the registration desk.

• Do not complete or return your form of proxy as you will be voting at the meeting. • When you arrive at the meeting, please check in at the registration desk with our transfer agent, Computershare.
Not attending the meeting	Not attending the meeting
Provide your instructions in one of these ways:	Provide your instructions in one of these ways:

Visit www.proxyvote.com and enter your 16-digit control number listed on the enclosed voting instruction form.

English: 1-800-474-7493

French: 1-800-474-7501

Complete your voting instruction form and return it by mail in the envelope provided.

Fax your completed voting instruction form to 905-507-7793 or 514-281-8911.

Visit www.investorvote.com and enter your 15-digit control number listed on the enclosed form of proxy.

Complete your form of proxy and return it by mail in the envelope provided.

Fax your completed form of proxy to:

Canada/U.S.: 1-866-249-7775

Outside North America: 416-263-9524

Changed your mind?	Changed your mind?

If you have already sent your completed voting instruction form to your intermediary and you change your mind about your voting instructions or want to vote in person at the meeting, contact your intermediary.

You may revoke your proxy by delivering written notice to either:

•   the secretary, no later than the last business day before the day of the meeting, or

•   the chair of the board on the day of the meeting or any adjournment.

You may also complete, sign and return a new proxy form bearing a later date than the form already returned to Computershare.

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The annual meeting

What happens when I vote by proxy?

The enclosed proxy form appoints Kathleen Taylor or David McKay, each a director of RBC, as your proxyholder, which gives them the authority to vote your shares at the meeting or any adjournment.

You can choose another person or a company to be your proxyholder at the meeting, including someone who is not a shareholder. To do this, write the name of the person or company in the space provided on your proxy form. If you appoint someone else, they must be at the meeting to vote your shares.

If you are a beneficial shareholder, please refer to the voting instruction form from your intermediary.

How will my proxyholder vote my shares?

Your proxyholder must follow your voting instructions on how you want your shares voted. You can also elect to have your proxyholder decide for you. If you have not specified voting instructions on a particular matter, your proxyholder can vote your shares as they see fit.

Unless you provide alternative instructions, shares represented by proxies will be voted as follows:

•  FOR the election of our director nominees

•  FOR the appointment of PwC as our auditor

•  FOR the advisory resolution on our approach to executive compensation

•  FOR management’s proposals generally

•  AGAINST the shareholder proposals set out in Schedule A

What about amendments or other business?

If amendments to the business items described in this circular or other business items properly come before the meeting, your proxyholder will decide how to vote on them.

How does RBC solicit proxies?

RBC management is soliciting your proxy for use at our annual meeting on April 8, 2020 or any adjournment.

RBC management solicits proxies primarily by mail. Our directors, officers and employees may also call, write or speak to you to encourage you to vote. We have retained Laurel Hill Advisory Group to help us with this process, at an estimated cost of $30,000. We pay the costs associated with soliciting proxies.

Where can I find the voting results?

Following the meeting, we will post the voting results at rbc.com/investorrelations and file the results with securities regulators at sedar.com.

How can I ask questions at the annual meeting?

You can ask questions about RBC and its business prior to the meeting by contacting the secretary using the contact details on the back cover of this circular, in writing when you register for the meeting with Computershare, in person at the meeting or by participating via our live webcast at rbc.com/investorrelations.

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The nominees

This year we have 14 nominees standing for election. The following nominee profiles include a summary of each nominee’s career experience, areas of expertise, current board committee memberships and directorships at other public companies over the past five years. For more information about our nominees, see the Directors and Executive Officers section in our annual information form dated December 3, 2019. The information on each director nominee in this circular is current as of February 11, 2020.

Board composition

43% of our director nominees are women

The average tenure of our director nominees is 7.1 years

This section also includes each nominee’s equity ownership in RBC as at the end of our last two fiscal years, which is comprised of shares and director deferred stock units (DDSUs). Values of shares and DDSUs are based on $106.24 and $95.92, the closing price of RBC common shares on the Toronto Stock Exchange (TSX) on October 31, 2019 and October 31, 2018, respectively. None of the nominees holds shares of RBC subsidiaries.

Directors are required to attend a minimum of 75% of board and committee meetings, except where the governance committee determines that factors beyond their control prevented them from achieving this requirement. Overall attendance includes both regularly scheduled and special meetings of the board and its committees. Special meetings are scheduled as needed, often on short notice, and largely relate to ordinary course matters that arise between regularly scheduled meetings.

The attendance figures in each nominee’s profile show the number of board and committee meetings the nominee attended in fiscal 2019 out of the number of meetings that were held while the nominee was a member.

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The annual meeting

Andrew A. Chisholm

Toronto, ON, Canada

Age 60 | Director since 2016

Independent

2019 annual meeting

Votes in favour: 99.80%

Areas of expertise

•   Accounting & finance

•   Financial services

•   Legal / regulatory

•   Risk management

Public board memberships

•   None

Mr. Chisholm is a corporate director. He was senior strategy officer at Goldman Sachs & Co. (a global investment bank) in New York from 2012 to 2014 and subsequently served as an advisory director of the firm until his retirement in April 2016. His 30-year career at Goldman Sachs included a variety of progressively senior leadership positions, including head of the Global Financial Institutions Group from 2002 to 2012 and co-chair of the firm-wide commitments committee from 2011 to 2015.

Mr. Chisholm is a director of RBC US Group Holdings LLC. He is chairman of the advisory board of the Richard Ivey School of Business at Western University and advisor to the school’s sustainability initiative. He is also a member of the advisory board of the Institute for Sustainable Finance of the Smith School of Business at Queen’s University, a director of Evergreen and an advisor to ArcTern Ventures, riskthinking.AI and Receptiviti Inc.

He holds an M.B.A. from the Richard Ivey School of Business and a Bachelor of Commerce from Queen’s University.

Attendance (91% overall)
Board/Committee memberships	Regular	Special
Board	8/8	–
Audit	6/7	–
Governance	6/7	–

Securities held as at fiscal year end
Fiscal	Shares	DDSUs	Total shares/	Total value of	Total as a multiple of share
year	(#)	(#)	DDSUs (#)	shares/DDSUs	ownership guideline of $750,000
2019	3,813	2,893	6,706	$712,445	0.9 x
2018	2,729	–	2,729	$261,766	0.3 x

Jacynthe Côté

Montreal, QC, Canada

Age 61 | Director since 2014

Independent

2019 annual meeting

Votes in favour: 99.80%

Areas of expertise

•   Accounting & finance

•   Legal / regulatory

•   Risk management

•   Talent management & executive compensation

Public board memberships

•   Transcontinental Inc. (2016 – present)

•   Finning International Inc.

Ms. Côté is chair of the board of Hydro-Québec (an electricity service provider). She was president and chief executive officer of Rio Tinto Alcan (a metals and mining company) from 2009 to 2014 and served in an advisory role until her retirement in 2014.

Prior to that, she served as president and chief executive officer of Rio Tinto Alcan’s Primary Metal business group. Ms. Côté joined Alcan Inc. in 1988 and served in a variety of progressively senior leadership roles during her 26-year career.

Ms. Côté is chair of the board of Sainte-Justine UHC Foundation and Alloprof. She holds a Bachelor of Chemistry from Laval University.

(2014 – present) • Suncor Energy Inc. (2015 – 2018)	Attendance (100% overall)
	Board/Committee memberships	Regular	Special
	Board	8/8	–
	Audit	7/7	–
	Governance (chair)	7/7	–

Securities held as at fiscal year end
Fiscal	Shares	DDSUs	Total shares/	Total value of	Total as a multiple of share
year	(#)	(#)	DDSUs (#)	shares/DDSUs	ownership guideline of $750,000
2019	2,000	16,044	18,044	$1,916,995	2.6 x
2018	2,000	12,605	14,605	$1,400,912	1.9 x

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The annual meeting

Toos N. Daruvala

New York, NY, U.S.A.

Age 64 | Director since 2015

Independent

2019 annual meeting

Votes in favour: 99.76%

Areas of expertise

•   Financial services

•   Legal / regulatory

•   Technology / digital

•   Risk management

Public board memberships

•   CardConnect Corp.
(2016 – 2017)

Mr. Daruvala is co-chief executive officer of MIO Partners, Inc. (the in-house asset management arm of McKinsey & Company). In 2016, following his retirement in 2015, he served as senior advisor and director emeritus for McKinsey & Company. During his 33-year career at McKinsey he advised financial institutions on a broad range of strategic and operational matters and led McKinsey’s risk management and banking and securities practices (both in the Americas).

He is a member of the advisory board of the Ross School of Business at the University of Michigan and is on the board of directors of the New York Philharmonic. He is an executive in residence at Columbia Business School.

Mr. Daruvala holds an M.B.A. from the University of Michigan and a Bachelor of Technology in Electrical Engineering from the Indian Institute of Technology.

Attendance (100% overall)
Board/Committee memberships	Regular	Special
Board	8/8	–
Governance	7/7	–
Risk (chair)	7/7	2/2

Securities held as at fiscal year end
Fiscal	Shares	DDSUs	Total shares/	Total value of	Total as a multiple of share
year	(#)	(#)	DDSUs (#)	shares/DDSUs	ownership guideline of $750,000
2019	1,427	14,260	15,687	$1,666,587	2.2 x
2018	1,380	10,891	12,271	$1,177,034	1.6 x

David F. Denison,

OC, FCPA, FCA

Toronto, ON, Canada

Age 67 | Director since 2012

Independent

2019 annual meeting

Votes in favour: 99.72%

Areas of expertise

•   Accounting & finance

•   Business-to-consumer

•   Financial services

•   Risk management

Public board memberships

•   Element Fleet Management Corp. (board chair)
(2019 – present)

•   BCE Inc.

Mr. Denison is chair of the board of Element Fleet Management Corp. (a global fleet management solutions company). He served as president and chief executive officer of the Canada Pension Plan Investment Board from 2005 to 2012. Prior to that, he was president of Fidelity Investments Canada Limited.

He is a director of Bell Canada and is chancellor of the Canadian Business Hall of Fame. He is also a member of the Investment Strategies Committee, Investment Board and the International Advisory Committee of the Government of Singapore Investment Corporation, and a member of the International Advisory Council of the China Investment Corporation.

Mr. Denison earned bachelor degrees in mathematics and education from the University of Toronto. He is a chartered professional accountant and a fellow of the Chartered Professional Accountants of Ontario. He is an officer of the Order of Canada.

(2012 – present) • Hydro One Limited (board chair) (2015 – 2018) • Allison Transmission Holdings, Inc. (2013 – 2017)	Attendance[1] (100% overall)
	Board/Committee memberships	Regular	Special
	Board	8/8	–
	Audit (chair)	7/7	–
	Risk	7/7	2/2

Securities held as at fiscal year end
Fiscal	Shares	DDSUs	Total shares/	Total value of	Total as a multiple of share
year	(#)	(#)	DDSUs (#)	shares/DDSUs	ownership guideline of $750,000
2019	1,158	26,321	27,479	$2,919,369	3.9 x
2018	1,115	22,482	23,597	$2,263,424	3.0 x
1	Effective January 1, 2020, Mr. Denison retired as chair and member of the audit committee and joined the governance committee.

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The annual meeting

Alice D. Laberge

Vancouver, BC, Canada

Age 63 | Director since 2005

Independent

2019 annual meeting

Votes in favour: 98.14%

Areas of expertise

•   Accounting & finance

•   Risk management

•   Talent management &
executive compensation

•   Technology / digital

Public board memberships

•   Nutrien Ltd.
(2018 – present)

•   Russel Metals Inc.
(2007 – present)

•   Potash Corporation of Saskatchewan
(2003 – 2017)

Ms. Laberge is a corporate director. She was president and chief executive officer of Fincentric Corporation until 2005 and was previously chief financial officer and senior vice-president of Finance for MacMillan Bloedel Limited.

Ms. Laberge is a director of the BC Cancer Foundation and a director of the Canadian Public Accountability Board.

She holds an M.B.A. from the University of British Columbia and a Bachelor of Science from the University of Alberta.

Attendance[1] (100% overall)
Board/Committee memberships	Regular	Special
Board	8/8	–
Human resources	4/4	–
Risk	7/7	2/2
Governance	1/1	–

Securities held as at fiscal year end
Fiscal	Shares	DDSUs	Total shares/	Total value of	Total as a multiple of share
year	(#)	(#)	DDSUs (#)	shares/DDSUs	ownership guideline of $750,000
2019	5,000	55,756	60,756	$6,454,717	8.6 x
2018	5,000	51,512	56,512	$5,420,631	7.2 x

1	Effective August 20, 2019, Ms. Laberge retired as chair and member of the human resources committee and joined the governance committee.

Michael H. McCain

Toronto, ON, Canada

Age 61 | Director since 2005

Independent

2019 annual meeting

Votes in favour: 94.35%

Areas of expertise

•   Business-to-consumer

•   Risk management

•   Talent management &
executive compensation

•   Technology / digital

Public board memberships

•   Maple Leaf Foods Inc.
(1995 – present)

Mr. McCain is president and chief executive officer of Maple Leaf Foods Inc. (a food processing company).

He is a director of McCain Capital Inc., and the Centre for Addiction and Mental Health Foundation. He is a member of the Business Council of Canada, serves as honorary chairman of the Maple Leaf Centre for Action on Food Security and is on the advisory board of the Richard Ivey School of Business at Western University.

Mr. McCain holds a Bachelor of Business Administration (Honours) from Western University.
Attendance (100% overall)
Board/Committee memberships	Regular	Special
Board	8/8	–
Audit	7/7	–
Human resources	5/5	–

Securities held as at fiscal year end
Fiscal	Shares	DDSUs	Total shares/	Total value of	Total as a multiple of share
year	(#)	(#)	DDSUs (#)	shares/DDSUs	ownership guideline of $750,000
2019	15,063	56,960	72,023	$7,651,724	10.2 x
2018	15,063	52,396	67,459	$6,470,667	8.6 x

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The annual meeting

David McKay

Toronto, ON, Canada

Age 56 | Director since 2014

Not independent

(management)

2019 annual meeting

Votes in favour: 99.84%

Areas of expertise

•   Accounting & finance

•   Business-to-consumer

•   Financial services

•   Risk management

Public board memberships

•   None

Mr. McKay is president and chief executive officer of Royal Bank of Canada. Prior to his appointment in 2014, he was group head, Personal & Commercial Banking from 2012 to 2014 and group head, Canadian Banking from 2008 to 2012. Mr. McKay started his career at RBC in 1988 and has held progressively more senior roles since then.

He serves on the Board of Trustees for the Hospital for Sick Children and is a member of the Catalyst Canada advisory board and the Business Council of Canada. He is also industry co-chair of the Business / Higher Learning Roundtable.

Mr. McKay holds an M.B.A. from the Richard Ivey School of Business at Western University and a Bachelor of Mathematics from the University of Waterloo.

Attendance (100%)
Board	Regular	Special
Board	8/8	–
Mr. McKay is not a member of any board committee but attends committee meetings at the invitation of the committees.

Securities held as at fiscal year end
Fiscal year	Shares (#)	DDSUs (#)	Total shares/ DDSUs (#)	Total value of shares/DDSUs	Total as a multiple of share ownership requirement of 8x of last 3 years’ average salary[3]
2019	36,740	235,068[1]	271,808	$28,876,899	19.3 x
2018	34,202	239,725[2]	273,927	$26,275,077	17.6 x
1

Represents 216,997 performance deferred share units under the performance deferred share unit program and 18,071 deferred share units under the deferred share unit program for executives (see the description of these programs on pages 66 and 69, respectively).

2	Represents 222,357 performance deferred share units under the performance deferred share unit program and 17,368 deferred share units under the deferred share unit program for executives.
3	Mr. McKay does not receive separate compensation for his services as a director.

Dr. Heather Munroe-Blum,

OC, OQ, PhD, FRSC

Montreal, QC, Canada

Age 69 | Director since 2011

Independent

2019 annual meeting

Votes in favour: 99.73%

Areas of expertise

•   Business-to-consumer

•   Legal / regulatory

•   Talent management & executive compensation

•   Technology / digital

Public board memberships

•   CGI Group Inc.
(2015 – 2019)

Dr. Munroe-Blum is chairperson of the Canada Pension Plan Investment Board. She is emerita principal and vice-chancellor of McGill University, having served as principal and vice-chancellor from 2003 until 2013. Prior to this, she was vice-president of Research and International Relations at the University of Toronto.

She is chair of the Canada Gairdner Foundation, co-chair of the Leaders’ Council of McGill University’s Tanenbaum Open Science Institute and a director of the board of Stanford University’s Center for Advanced Study in the Behavioral Sciences. She is a member of the Trilateral Commission.

Dr. Munroe-Blum received a Ph.D. in Epidemiology from the University of North Carolina at Chapel Hill. She earned a Master of Social Work from Wilfrid Laurier University and bachelor degrees of Arts and Social Work from McMaster University.

She is an officer of the Order of Canada, an officer of l’Ordre national du Québec and a specially elected fellow of the Royal Society of Canada.

Attendance (100% overall)
Board/Committee memberships	Regular	Special
Board	8/8	–
Human resources	5/5	–
Risk	7/7	2/2

Securities held as at fiscal year end
Fiscal year	Shares (#)	DDSUs (#)	Total shares/ DDSUs (#)	Total value of shares/DDSUs	Total as a multiple of share ownership guideline of $750,000
2019	1,660	23,614	25,274	$2,685,110	3.6 x
2018	1,660	21,288	22,948	$2,201,172	2.9 x

15	Royal Bank of Canada

The annual meeting

Kathleen Taylor, CM

Toronto, ON, Canada

Age 62 | Director since 2001

Board chair since 2014

Independent

2019 annual meeting

Votes in favour: 98.48%

Areas of expertise

•   Accounting & finance

•   Business-to-consumer

•   Legal / regulatory

•   Talent management & executive compensation

Public board memberships

•   Air Canada
(2016 - present)

Ms. Taylor is chair of the board of Royal Bank of Canada. She is the former president and chief executive officer of Four Seasons Hotels and Resorts, where she served in a variety of senior leadership roles from 1989 to 2013. She is also the chair of Altas Partners LLP and a director of the Canada Pension Plan Investment Board.

She is chair of the board of SickKids Foundation as well as a member of the board of trustees of the Hospital for Sick Children, the principal’s international advisory board of McGill University and the dean's advisory council of the Schulich School of Business at York University.

Ms. Taylor holds an M.B.A. from the Schulich School of Business, a law degree from Osgoode Hall Law School and a Bachelor of Arts (Honours) from the University of Toronto. Ms. Taylor is a member of the Order of Canada.

• Adecco Group (vice-chair) (2015 – present)	Attendance (100%)
	Board membership	Regular	Special
	Board (chair)	8/8	–
As board chair, Ms. Taylor is not a member of any board committee but attends and participates at committee meetings. In fiscal 2019, she attended 100% of all committee meetings.

Securities held as at fiscal year end
Fiscal	Shares	DDSUs	Total shares/	Total value of	Total as a multiple of share
year	(#)	(#)	DDSUs (#)	shares/DDSUs	ownership guideline of $750,000
2019	31,640	79,819	111,459	$11,841,404	15.8 x
2018	31,640	75,304	106,944	$10,258,068	13.7 x

Maryann Turcke

New York, NY, U.S.A.

Age 54 | Director since 2020

Independent

2019 annual meeting

Non-applicable[1]

Areas of expertise

•   Business-to-consumer

•   Risk management

•   Talent management & executive compensation

•   Technology / digital

Public board memberships

•   None

Ms. Turcke is chief operating officer of the National Football League (NFL). Before joining the NFL in 2017 as president, NFL Network, Ms. Turcke held progressively more senior leadership roles over 12 years at Bell Canada, most recently as president, Bell Media. Previous to this, Ms. Turcke served as group president, Media Sales, Local TV and Radio, Bell Media and as executive vice president, Field Operations, Bell Canada.

She is chair of the advisory board of the Smith School of Business at Queen’s University.

Ms. Turcke holds an M.B.A. and a Bachelor in Civil Engineering from Queen’s University and a Master of Engineering from the University of Toronto.

1	Effective January 1, 2020, Ms. Turcke was appointed a director and joined the audit and human resources committees.

Royal Bank of Canada	16

The annual meeting

Bridget A. van Kralingen

New York, NY, U.S.A.

Age 56 | Director since 2011

Independent

2019 annual meeting

Votes in favour: 99.59%

Areas of expertise

•   Business-to-consumer

•   Financial services

•   Talent management  &
executive compensation

•   Technology / digital

Public board memberships

•   None

Ms. van Kralingen is senior vice-president of Global Industries, Platforms and Blockchain at IBM Corporation (an information technology company). Since joining IBM in 2004 she has served in a variety of leadership positions including senior vice-president of IBM Global Business Services and general manager of IBM North America. Prior to joining IBM, she was managing partner, Financial Services with Deloitte Consulting, US.

She is a member of the boards of the New York Historical Society and the Partnership for New York City.

Ms. van Kralingen holds a Master of Commerce in Industrial and Organisational Psychology from the University of South Africa, a Bachelor of Commerce from the University of the Witwatersrand, South Africa, and an honours degree in commerce from the University of Johannesburg.

Attendance (91% overall)
Board/Committee memberships	Regular	Special
Board	8/8	–
Human resources	4/5	–
Risk	7/7	1/2

Securities held as at fiscal year end
Fiscal	Shares	DDSUs	Total shares/	Total value of	Total as a multiple of share
year	(#)	(#)	DDSUs (#)	shares/DDSUs	ownership guideline of $750,000
2019	1,526	26,266	27,792	$2,952,622	3.9 x
2018	1,476	22,898	24,374	$2,337,954	3.1 x

Thierry Vandal

Mamaroneck, NY, U.S.A.

Age 59 | Director since 2015

Independent

2019 annual meeting

Votes in favour: 99.60%

Areas of expertise

•   Accounting & finance

•   Legal / regulatory

•   Risk management

•   Talent management &

    executive compensation

Mr. Vandal is president of Axium Infrastructure US Inc. (an investment management firm). He was president and chief executive officer of Hydro-Québec from 2005 until his retirement in 2015.

He serves on the international advisory board of HEC Montréal. He is a governor emeritus and a member of the principal’s international advisory board of McGill University. He is also a fellow of the Canadian Academy of Engineering.

Mr. Vandal holds an M.B.A. in Finance from HEC Montréal and an engineering degree from École Polytechnique de Montréal.

Public board memberships • TC Energy Corporation (2017 – present) • Veresen Inc. (2015 – 2017)	Attendance[1] (95% overall)
	Board/Committee memberships	Regular	Special
	Board	8/8	–
	Audit	6/7	–
	Risk	1/1	–
	Human resources (chair)	5/5	–

Securities held as at fiscal year end
Fiscal year	Shares (#)	DDSUs (#)	Total shares/ DDSUs (#)	Total value of shares/DDSUs	Total as a multiple of share ownership guideline of $750,000
2019	1,119	12,521	13,640	$1,449,114	1.9 x
2018	1,112	9,576	10,688	$1,025,193	1.4 x
1	Effective August 20, 2019, Mr. Vandal was appointed chair of the human resources committee, retired as member of the audit committee and joined the risk committee.

17	Royal Bank of Canada

The annual meeting

Frank Vettese

FCPA, FCBV

Toronto, ON, Canada.

Age 56 | Director since 2019

Independent

2019 annual meeting

Non-applicable[1]

Areas of expertise

•   Accounting & finance

•   Business-to-consumer

•   Risk management

•   Talent management & executive compensation

Public board memberships

•   None

Mr. Vettese was managing partner and chief executive officer of Deloitte Canada from 2012 and a member of Deloitte’s Global Executive from 2007 until his retirement in June 2019. Over a 14-year career with Deloitte, Mr. Vettese served in a number of senior positions, including chair of the Americas Executive and global managing partner, Financial Advisory. He also served as Deloitte Canada’s chief inclusion officer between 2016 and 2019.

He is a member of the board of trustees of the Hospital for Sick Children, the board of directors of the David Cornfield Melanoma Fund, the board of directors of the Rideau Hall Foundation and the dean’s advisory board of the Schulich School of Business at York University.

Mr. Vettese holds an M.B.A. and a Bachelor of Business Administration from the Schulich School of Business at York University.

Attendance[1] (100% overall)
Board/Committee memberships	Regular	Special
Board	2/2	–
Audit	2/2	–
Human resources	1/1	–

Securities held as at fiscal year end
Fiscal year	Shares (#)	DDSUs (#)	Total shares/ DDSUs (#)	Total value of shares/DDSUs	Total as a multiple of share ownership guideline of $750,000
2019	9,570	790	10,360	$1,100,646	1.5 x
1

Effective July 10, 2019, Mr. Vettese was appointed a director and joined the audit committee. He joined the human resources committee effective August 20, 2019, and Mr. Vettese was appointed chair of the audit committee effective January 1, 2020.

Jeffery Yabuki

Brookfield, WI, U.S.A.

Age 59 | Director since 2017

Independent

2019 annual meeting

Votes in favour: 99.57%

Areas of expertise

•   Accounting & finance

•   Financial services

•   Risk management

•   Technology / digital

Public board memberships

•   Fiserv, Inc.
(2005 – present)

Mr. Yabuki is chairman and chief executive officer of Fiserv, Inc. (a leading global provider of financial services technology solutions). Until his appointment in July 2019, he was president and chief executive officer since 2005. Prior to that he was executive vice-president and chief operating officer of H&R Block, Inc., and he has served in leadership roles with an emphasis on financial services for more than 25 years.

He is a member of the board of directors of Ixonia Bancshares Inc., a financial services holding company. He also serves on the board of trustees of the Milwaukee Art Museum.

Mr. Yabuki holds a Bachelor of Science in Business Administration and Accounting from California State University and was previously licensed as a certified public accountant.

Attendance (100% overall)
Board/Committee memberships	Regular	Special
Board	8/8	–
Audit	7/7	–
Governance	7/7	–

Securities held as at fiscal year end
Fiscal year	Shares (#)	DDSUs (#)	Total shares/ DDSUs (#)	Total value of shares/DDSUs	Total as a multiple of share ownership guideline of $750,000
2019	6,900	5,311	12,211	$1,297,297	1.7 x
2018	5,400	2,759	8,159	$782,611	1.0 x

Royal Bank of Canada	18

The annual meeting

Skills and competencies

The board maintains a matrix to help identify the competencies and experience it regards as key to the long-term strategic success of RBC. The matrix assists the governance committee and the board in acquiring the right talent and expertise against the backdrop of a dynamic marketplace and evolving regulatory landscape.

As the matrix shows, the director nominees for 2020 bring a diverse range of expertise, experience and perspectives, which supports strong and effective oversight of RBC as it pursues its strategic goals and financial objectives.

All director nominees are required to have experience and skills acquired from senior-level involvement in major organizations.

Competencies and experience
Accounting & finance	✓	✓		✓	✓		✓		✓			✓	✓	✓
Business-to-consumer				✓		✓	✓	✓	✓	✓	✓		✓
Financial services	✓		✓	✓			✓				✓			✓
Legal / regulatory	✓	✓	✓					✓	✓			✓
Risk management	✓	✓	✓	✓	✓	✓	✓			✓		✓	✓	✓
Talent management & executive compensation		✓			✓	✓		✓	✓	✓	✓	✓	✓
Technology / digital			✓		✓	✓		✓		✓	✓			✓
Business transformation	✓	✓	✓	✓		✓	✓	✓		✓	✓	✓	✓	✓
Multi-line responsibility	✓	✓		✓	✓	✓	✓	✓	✓		✓		✓
Public company leader						✓	✓		✓					✓
U.S. expertise	✓		✓			✓	✓	✓	✓	✓	✓	✓	✓	✓

Chisholm Cote Daruvala Denison Laberge McCain McKay Munroe-Blum Taylor Turcke van Kralingen Vandal Vettese Yabuki Major competencies1 Major experience

1	Directors are asked to identify their top four major competencies in a self-assessment questionnaire, recognizing that they have experience in other competencies as well.

Director experience in ESG matters

Our success as a company is defined by the long-term well-being of the people that we serve, the communities in which we operate, and the planet that we will leave to future generations. To best support the bank in achieving its purpose of helping clients thrive and communities prosper, all director nominees are required to have experience in environmental, social and governance (ESG) matters. In addition, they all share a commitment to the RBC values of integrity and putting the client first, diversity and inclusion, accountability and collaboration.

19	Royal Bank of Canada

The annual meeting

Our commitment to a diverse and balanced board

In line with our Board Diversity Policy and our commitment to a balanced and diverse board, the governance committee also considers other important factors such as gender and non-gender diversity, age, geography, background and ethnicity.

Director compensation

Our approach to compensation

Experienced, focused and talented directors are essential to achieve our strategic objectives and provide effective guidance to and oversight of management.

The governance committee is responsible for all aspects of director compensation and annually reviews the amount and form of non-executive director compensation, taking the following into account:

•	Size, complexity and geographic scope of RBC

•	Expected time commitment of directors

•	Overall expertise and experience required

•	Need for compensation that is fair and positions RBC to attract highly qualified directors

•	Alignment of interests between directors and shareholders

Decision-making process

The governance committee assesses the design and competitiveness of director compensation in the context of industry best practices and with reference to a core Canadian comparator group of companies (including financial institutions) that have a similar size, complexity and geographic scope to RBC. It also considers a broader reference group of U.S. and international financial institutions that have a similar size, complexity, business mix, scale of operations outside their home country and financial condition.

Canadian comparator group
Financial institutions		Non-financial institutions
Bank of Montreal	Manulife Financial	BCE	Suncor Energy
Bank of Nova Scotia	Sun Life Financial	Canadian National Railway	TransCanada
Canadian Imperial Bank of Commerce	Toronto-Dominion Bank	Enbridge

U.S. and international reference group
U.S. financial institutions		International financial institutions
Citigroup	Prudential Financial	ANZ Banking Group
JPMorgan Chase & Co.	U.S. Bancorp	Commonwealth Bank of Australia
MetLife		National Australia Bank
PNC Financial		Westpac Banking Corporation

Compensation structure

We believe in an effective and transparent compensation structure. Each non-executive director is paid a flat annual fee covering all of their responsibilities, attendance and work performed during the year, including membership on two board committees. The board chair and the committee chairs each receive an additional retainer.

Directors are also reimbursed for travel and other expenses incurred to attend board, committee and other meetings or business at the request of RBC.

Royal Bank of Canada	20

The annual meeting

In fiscal 2019, RBC directors were compensated as follows:	Annual retainers	($)
	Director	250,000
	Board chair	275,000
	Committee chair	50,000

David McKay, as CEO of RBC, does not receive any director compensation.

Non-executive directors do not receive stock options and do not participate in RBC pension plans.

Alignment of director and shareholder interests

The board believes the following three measures effectively align the interests of our directors and shareholders.

1. Share ownership requirement

During fiscal 2019, directors were required to own RBC equity with a total aggregate value of at least $750,000 or three times the total board retainer within five years of joining the board. Directors must own at least 1,000 RBC common shares as part of this investment.

2. Investment of director fees

Director investments in RBC equity are facilitated through the director share purchase plan (for RBC common shares) and the director deferred stock unit plan (for director deferred stock units or DDSUs). DDSUs are notional units that have the same value as our common shares. When a DDSU is credited to or redeemed by a director, its value is calculated using the average closing price on the TSX of an RBC common share over the five preceding trading days.

Breakdown of annual board retainer

Directors must invest at least 40% ($150,000 in fiscal 2019) of their annual board retainer (the equity portion) in either RBC common shares or DDSUs. Until a director owns at least 1,000 RBC common shares, the equity portion of the board retainer is paid in shares. Shares are purchased at market price. Directors may invest up to 100% of the cash portion of their annual board retainer in either DDSUs or common shares. Directors cannot sell shares purchased with the equity portion of their annual board retainer or redeem any DDSUs until they retire from the board.

3. Restrictions on trading and hedging RBC securities

Directors cannot:

•	sell RBC securities directly or indirectly if they do not own or have not fully paid for them (a short sale)

•	directly or indirectly buy or sell a call or put on RBC securities, or

•

enter into equity monetization transactions that would have an effect equivalent to creating call or put rights in respect of RBC securities or other financial instruments designed to hedge or offset a decrease in the market value of RBC securities.

21	Royal Bank of Canada

The annual meeting

Compensation for membership on subsidiary boards

Non-executive directors may be asked to serve as directors of RBC subsidiaries and are paid for their services and reimbursed for travel and other expenses. Mr. Chisholm serves on the board of RBC US Group Holdings LLC, our U.S. intermediate holding company (IHC). During fiscal 2019, Mr. Chisholm was paid a board retainer of US$135,000. Mr. Chisholm received his 2019 compensation in DDSUs.

Director compensation table

The following table sets out the total compensation paid to non-executive directors in fiscal 2019. Directors who served in any capacity for a portion of the fiscal year were compensated on a pro-rated basis.

In 2019, as a whole, directors received 84% of their compensation in equity.

Directors	Fees earned ($)	All other compensation ($)	Total ($)	Allocation of RBC fees ($)
				Shares/ DDSUs	Cash
A. Chisholm[1]	250,000	102,584	352,584	352,584	–
J. Côté[2]	300,000	–	300,000	300,000	–
T. Daruvala[3]	300,000	–	300,000	300,000	–
D. Denison[4]	300,000	–	300,000	300,000	–
A. Laberge[5]	291,666	–	291,666	220,833	70,833
M. McCain	250,000	–	250,000	250,000	–
H. Munroe-Blum	250,000	–	250,000	150,000	100,000
T. Renyi[6]	20,833	50,000	70,833	20,833	–
K. Taylor[7]	525,000	–	525,000	150,000	375,000
B. van Kralingen	250,000	–	250,000	250,000	–
T. Vandal[8]	262,500	–	262,500	262,500	–
F. Vettese[9]	83,333		83,333	83,333
J. Yabuki	250,000	–	250,000	250,000	–
TOTAL		152,584	3,485,916	2,890,083	545,833

1

Fees under “All other compensation” reflect a pro-rated board retainer for serving on the board of RBC US Group Holdings LLC. U.S. dollar compensation has been converted to Canadian dollars using the Bank of Canada’s foreign exchange rate of US$1.00 = C$1.3160 on the last trading day of the 2019 fiscal year (October 31, 2019).

2	Fees include the governance committee chair retainer.

3	Fees include the risk committee chair retainer.

4	Fees include the audit committee chair retainer.

5	Effective August 20, 2019, Ms. Laberge retired as chair and member of the human resources committee and received a pro-rated portion of this chair’s retainer.

6

Mr. Renyi retired on November 20, 2018. He attended one board meeting, one governance committee meeting and one risk committee meeting. In recognition of his contribution, RBC donated $50,000 to a charity of his choice. Mr. Renyi did not receive any financial benefit from this donation.

7	Fees include the board chair retainer.

8	On August 20, 2019, Mr. Vandal was appointed as chair of the human resources committee and received a pro-rated portion of this chair’s retainer.

9	Mr. Vettese was appointed a director on July 10, 2019, and received a pro-rated portion of the annual board retainer.

Royal Bank of Canada	22

The annual meeting

Changes to compensation for 2020

In 2019, the governance committee retained an independent consultant, Hugessen Consulting (Hugessen), to assist in its review of board compensation and to provide advice regarding director compensation design, market positioning and board compensation trends. Fees in the amount of $46,445 were paid to Hugessen for these services. Hugessen also received fees for services rendered to the human resources committee (see page 56 for additional information).

In 2019, the governance committee assessed the design and competitiveness of RBC board compensation taking into consideration the findings of the Hugessen review and a number of factors, including the complexity and geographic footprint of RBC, the time commitment required of directors, the need to recruit new director candidates with top tier international experience, as well as emerging board compensation trends – such as the use of foreign currency payments and travel allowances. The committee also reviewed director equity ownership practices.

Following its review, the committee recommended that the current RBC practice of a flat annual fee to be paid in Canadian dollars covering all regular director responsibilities be retained. The committee also recommended that the annual director retainer be increased from $250,000 to $300,000, with the equity portion increasing from $150,000 to $180,000. No changes were recommended to committee chair retainers. With respect to equity ownership, the committee recommended that the minimum threshold for all directors to be met within five years of joining the board be increased from three times to four times the annual director retainer to a total amount of $1,200,000.

The committee also recommended that the board chair receive at least 40% of the annual board chair retainer in RBC common shares or DDSUs (in addition to the equity portion of the annual director retainer), bringing the equity portion of the total board chair retainer to approximately 50%.

The foregoing changes were approved by the board with effect from November 1, 2019 with the exception of the changes to the board chair equity ownership requirements which will take effect on November 1, 2020 following the next regular annual compensation election by directors.

23	Royal Bank of Canada

Governance

Governance

Royal Bank of Canada	24

Governance

Our approach to governance

We are committed to high standards of governance that are consistent with regulatory expectations and evolving best practices and are aligned with our strategy and risk appetite. We believe that good governance is not just about overseeing RBC and its practices, but doing so in a way that is transparent and ethical. It involves an independent board actively engaging with all stakeholders, knowing the business and its risks, constructively challenging management, understanding the opportunities and challenges of a changing industry and economy, setting robust standards and principles that will guide RBC to success and helping clients thrive and communities prosper – all to ensure we are constantly enhancing value for our shareholders.

The core principles that drive our approach

Conduct and culture
By setting the tone from above, the board champions the values of trust, integrity and good governance.

Stewardship
Directors are the stewards of RBC, exercising independent judgment in overseeing management and safeguarding the interests of shareholders.

Strategic oversight
Directors are key advisors to management, advising on strategic direction, objectives and action plans, taking into account business opportunities and RBC’s risk appetite.

Risk oversight
The board oversees the frameworks, policies and systems to identify and manage risks to the businesses, and seeks to embed a strong risk aware culture throughout RBC.

Independence
Independence from management is fundamental to the board’s effective oversight, and mechanisms are in place to ensure its independence.

Accountability
Transparency is a hallmark of good governance. The board is committed to clear and comprehensive financial reporting and disclosure and to constructive shareholder and stakeholder engagement.

Continuous improvement
The board is committed to continuously improving its corporate governance principles, policies and practices.

The board exercises its authority in accordance with the Bank Act and other applicable laws and regulations, including those of the Canadian Securities Administrators, the Toronto Stock Exchange, the New York Stock Exchange and the U.S. Securities and Exchange Commission.

25	Royal Bank of Canada

Governance

Our governance structure

Our governance structure establishes the fundamental relationships among the board, its committees, management, shareholders and other stakeholders.

We define values that set the tone of our organizational culture as well as our strategic and corporate objectives, and we determine our plans for achieving and monitoring performance through this structure.

Shareholders Appoint Auditors Elect Engage(s) Regulators Open dialogue Board of directors Governance committee Human resources committee Risk committee Audit committee Appoints Risk Management Compliance Finance Internal Audit Services Senior management Independent Control functions

Role of the board

Directors oversee management and aim to enhance long-term shareholder value.

The board makes major policy decisions, participates in strategic planning and reviews management’s performance and effectiveness. The Bank Act specifies important matters the board must address, such as the approval of financial statements and declarations of dividends. The board reserves the right to make certain decisions and delegates others to management. Management may require board approval for some matters that exceed a certain dollar threshold.

Royal Bank of Canada	26

Governance

Role of the governance committee

The governance committee oversees board renewal and nominates directors for election or re-election (see page 33 for more information on nominating board members). The governance committee also recommends committee membership and successors of the board chair and committee chairs.

The governance committee reviews the board and committee mandates, which outline their areas of responsibility, and allocates responsibilities as required, taking into account regulatory guidance and industry best practices. These reviews ensure that the board and its committees are adaptive and responsive to new requirements and continue to practice strong oversight.

During their tenure, directors normally serve on two committees at a time for a minimum of three years per committee, and most of them serve on every committee during their tenure as director.

The governance committee chair as well as other committee chairs report to the board following each committee meeting.

Role of the board chair

Kathleen Taylor is our independent board chair.

Having an independent, non-executive board chair enhances management’s accountability and the board’s independent oversight. The board chair leads board and shareholder meetings and is responsible for the management, development and effective functioning of the board. While she does not serve on any board committee, she attends and participates in committee meetings. The chair does not have the deciding vote if a board vote results in a tie.

Among other things, the board chair also:

•	advises the CEO on major issues and liaises between the board and senior management

•	participates in the orientation of new directors and the continuing development of current directors

•	with the governance committee, conducts the board’s effectiveness evaluation (as outlined on page 39) and plans board succession and recruitment

•	interacts with directors and senior executives throughout the year

•	meets with regulators, shareholders and stakeholders on behalf of the board, and

•	meets periodically with independent directors of our key subsidiaries.

The board reviews and approves the board chair’s mandate, while the governance committee, under the direction of its chair, annually assesses the effectiveness of the board chair in fulfilling her mandate.

You can find the mandates of the board, board chair and board committees at rbc.com/governance.

27	Royal Bank of Canada

Governance

What the directors oversee

Conduct and culture

•  Champion RBC values, as set out in our Code of Conduct

•  Oversee our culture of integrity in dealing with clients, communities and others, in working together, in how we do business and in safeguarding entrusted assets

•  Promote a respectful environment where colleagues can speak up and challenge behaviours that do not align with RBC values

Strategic planning

•  Oversee our strategic direction, plans and priorities and ensure they align with our risk appetite

•  Discuss and challenge enterprise strategy with management and monitor the implementation of strategic initiatives

•  Annually approve the strategic plan, taking into account the opportunities and risks of the businesses

•  Approve our financial objectives and operating plans, including significant capital allocations, expenditures and transactions that exceed delegated authorities

•  Review and approve the RBC organizational structure

•  Oversee our enterprise approach to climate change with an objective to support our clients in the transition to a low-carbon economy

•  Review the results of the annual assessment of business performance

Risk management

•  Oversee and approve our risk appetite framework

•  Oversee our strategic risk management by approving risk management frameworks and policies and monitoring conduct risk

•  Promote a strong risk culture and ensure conduct adheres to the enterprise-wide risk management framework

•  Meet with regulators to discuss our risk appetite and control environment

Financial reporting and internal controls

•  Approve the quarterly and annual financial reports

•  Oversee compliance with applicable audit, accounting and financial reporting requirements

•  Monitor management’s implementation and maintenance of effective internal control systems, including management information systems, and assess their adequacy and effectiveness

Talent management and succession planning

•  Supervise succession planning processes, which include the selection, appointment and development of the CEO and officers reporting to the CEO (the group executive)

•  Evaluate and approve the compensation of the CEO and senior management team in a manner consistent with prudential incentives

•  Annually review and approve the CEO’s mandate

•  Review strategies and programs for the assessment and development of senior talent

Governance

•  Establish appropriate structures and procedures to allow the board to function effectively and independently

•  Develop corporate governance principles and guidelines

•  Monitor best governance practices

Royal Bank of Canada	28

Governance

Our approach to subsidiary governance

RBC takes an enterprise-wide approach to subsidiary governance.

The board and its committees oversee subsidiary governance on an enterprise level and the governance committee coordinates this oversight.

The subsidiary governance office manages the governance of RBC subsidiaries through a network of global offices that act as regional governance hubs, bringing together local expertise and global oversight. This centralized approach provides consistency and transparency, enabling us to be responsive to evolving business needs, best practices and regulatory requirements and expectations.

Our policies on subsidiary board composition and functioning enhance our strong governance. Active and engaged subsidiary boards play a key role in overseeing our legal entities. Many have independent directors with specific skills and experience to assist the board in advancing the strategic priorities of RBC and its subsidiaries and constructively challenging management. Consistent with our focus on diversity and inclusion, we continue to accelerate gender and non-gender representation on our subsidiary boards and to leverage the subsidiary board experience to build talent for growth across the organization.

Engaging with shareholders and other stakeholders

Continuous and open dialogue with shareholders and other stakeholders is a key priority for us. The board encourages all stakeholders to provide timely and meaningful feedback, facilitates constructive engagement and regularly reviews its engagement with shareholders and stakeholders for alignment with best practices.

There are many ways people can engage with us and access important information:

Board of directors	Stakeholders can communicate with the directors or the board chair as described at rbc.com/governance.
Management	The CEO and other members of the group executive, senior management, Investor Relations and the secretary meet regularly with financial analysts, investors and other stakeholders.
Investor Relations	Investor Relations is responsible for communicating with the investing public on behalf of RBC.
Live broadcasts

We broadcast our quarterly earnings calls with analysts live and archive them on our Investor Relations site for a period of three months after each call. Shareholders can also participate in our annual meeting via a live webcast which is archived on our Investor Relations site until the next annual meeting.

Please see the back cover of this circular for the contact details of the board chair, secretary and Investor Relations.

Conduct and culture

The board sets and expects the highest standards of conduct at RBC to build and maintain the trust of our clients, investors, colleagues and the community. The board, with management, sets the tone from above and promotes an open and transparent culture at RBC. We recognize that the board’s responsibility to oversee conduct and culture is broad and demands that we adopt a continuous improvement mindset towards our practices.

To that end, our governance committee oversees the management of conduct. It continues to enhance board and committee reporting on conduct and culture matters – including client outcomes, employee conduct and risk culture as well as the impact to the integrity,

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soundness and resilience of financial markets and to our reputation – and monitor emerging trends and best practices to help refine a holistic approach to overseeing these critical issues. It meets on a regular basis with the chief human resources officer, the chief risk officer (CRO), the chief compliance officer (CCO) and general counsel to review key matters and progress on programs that strengthen enterprise conduct.

We also encourage our employees to help shape our culture by speaking up and challenging behaviour that does not align with our values.

Our Code of Conduct

The RBC Code of Conduct establishes standards of desired behaviours that apply to directors, senior management and all employees, including the responsibility to be truthful, respect others, comply with laws, regulations and our policies, and engage in sales practices that are fair and not misleading.

The board annually approves the Code of Conduct and closely collaborates with management to set the tone from above and promote a strong governance culture that influences RBC at every level and across all our global businesses.

Our Code of Conduct sets out fundamental principles that guide the board in its deliberations. It creates a frame of reference for properly addressing sensitive and complex issues, requires all employees to report misconduct and outlines our accountabilities if standards of conduct are not upheld.

RBC fosters an open and transparent environment where employees can speak up and raise concerns without any form of retaliation through various channels. In 2019, the bank enhanced its channels for reporting concerns with the introduction of a global conduct hotline. This is a confidential publicly available channel for all employees to raise concerns and report misconduct. A third party independent of RBC administers the hotline and employees can use it anonymously.

We have an online learning program and annual employee testing and certification to demonstrate that employees are familiar with and understand the values and principles outlined in our Code of Conduct. Directors must acknowledge each year that they have read and understand the Code of Conduct, and certify that they are in compliance with it. We also have policies and procedures to address more specific aspects of fair business conduct, such as anti-bribery, anti-corruption and insider trading policies.

Waivers of the application of the Code of Conduct are considered only in exceptional circumstances. In the case of executive officers and directors, these waivers must be reported to the governance committee or the board and must be publicly disclosed in accordance with the law.

A copy of our Code of Conduct is available at rbc.com/governance and has been filed with the securities regulators at sedar.com.

The board did not grant any waivers of our Code of Conduct to executive officers or directors in 2019.

Financial reporting hotline

Our stakeholders rely on the accuracy of our financial reporting. We have established mechanisms for directors, officers, employees and third parties to report, on a confidential and anonymous basis, any allegations of wrongdoing relating to accounting, auditing or internal accounting controls. Details on our reporting hotline can be found at rbc.com/governance. Issues are investigated internally or by an independent external party, and any significant issues are raised with the audit committee chair.

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Conflicts of interest

In practice, conflicts of interest can arise as a result of professional and contractual arrangements, directorships and other business interests. Where the personal or business interests of directors and executive officers may conflict with those of RBC, they must disclose the nature and extent of the conflict of interest as soon as possible, in writing or by requesting to have it entered in the minutes of the meeting. In the event of a conflict of interest, the director or executive officer in question will leave the meeting when the issue is discussed, and in the case of a director, will not vote or participate in the decision.

Our commitment to diversity

Diversity and inclusion has always been a core value at RBC. We believe attracting and retaining the best talent requires considering a diverse range of skills and backgrounds and embracing difference. The board is committed to diversity and inclusion at all levels as it provides RBC access to a wider pool of talent and drives creativity, innovation and growth.

Board Diversity Policy

43% of our director nominees are women.

RBC plays a leadership role in promoting board diversity in corporate Canada. We were one of the first signatories of the 2012 Catalyst Accord, a call to action to increase the representation of women on boards in corporate Canada. RBC is also a founding member of the Canadian chapter of the 30% Club and already exceeds its objective of 30% women on boards by 2020.

To assist in meeting our diversity objectives and ensure there are no systemic barriers or biases in our policies and practices, the board has approved the Board Diversity Policy. The board currently has a diversity objective that each gender comprise at least 30% of directors.

Every year, the governance committee completes a self-assessment that measures, among other things, its effectiveness in guiding the board toward its diversity objectives. It also reviews the board’s composition and any anticipated vacancies in light of our Board Diversity Policy and objectives. Gender and non-gender diversity, including diversity in age, geography, background and ethnicity, are important factors that the governance committee always considers.

Diversity of the executive team

46% of our executives in Canada are women and 19% are visible minorities.[1]

Diversity is integrated throughout our approach to talent management, which is highlighted on page 82. We consider all dimensions of diversity, including gender and non-gender representation, when we hire executives and senior managers, including the CEO and other members of the group executive. We do not establish specific diversity targets at the group executive level due to the small size of this group and the need to carefully consider a broad range of criteria, most importantly, the appropriate matching of business needs to drive long-term value for our stakeholders and the proven skills and capabilities of new appointees. As of the date of this circular, 10% (1 out of 10) of the executive officers who make up the group executive are women.

The representation of diverse talent in executive and senior manager roles is a reflection of our diverse talent pipeline which has the potential to drive higher financial returns. We focus on accelerating the development of diverse leaders to strengthen our succession bench through a number of different initiatives, including our Women in Leadership Program, our leadership program for culturally diverse talent, called Ignite, our RLaunch programs designed for senior-level individuals who have been on a voluntary career break for longer than one year, and Early in Careers Dialogue, a program focused on the development of women earlier in their careers.

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We also consider diversity when identifying development opportunities for our high-potential employees, such as inclusion on executive staffing lists, directorships on subsidiary boards, targeted development plans and participation in formal development and mentoring programs. We believe staffing matters when it comes to making meaningful change and have set ambitious diversity staffing goals in addition to representation goals. Our staffing goal for fiscal 2020 for new executive appointments is 50% women and 20% visible minorities, and we are proud to lead our Canadian peers in the representation rate of women and visible minorities in executive roles.2

The RBC Diversity Leadership Council, chaired by the CEO and comprising senior executives from across all the businesses, promotes diversity and inclusion and develops strategies and action plans with measurable outcomes for all of RBC. We believe that in order to speak up for inclusion, we need to speak about inclusion and we are taking action to empower, enable and engage our colleagues, communities and clients to have meaningful conversations about diversity and inclusion through our diversity portal at rbc.com/diversity.

[1]	As of October 31, 2019.
[2]	According to publicly available employment equity data for businesses in Canada governed by the Employment Equity Act (Canada).

Board independence

All 2020 director nominees are independent except for our CEO.

To be effective, the board must be independent. To this end, the board has adopted a Director Independence Policy that incorporates the “affiliated persons” regulations from the Bank Act and the definition of “independence” from the Canadian Securities Administrators guidelines. It also sets additional standards for members of our audit committee and our human resources committee. The Director Independence Policy is filed with securities regulators at sedar.com and is available at rbc.com/governance.

Assessing director independence

Directors are independent only if they are unaffiliated with RBC and the board has determined that they have no direct or indirect material relationship with RBC that could interfere with their independent judgment.

To determine whether directors are independent, the board uses information about their personal and business relationships with RBC, including their personal banking and financial services information. The board collects this information from sources such as:

•	director responses to an annual detailed questionnaire

•	director biographical information, and

•	internal records and reports on relationships between directors, entities affiliated with directors and RBC.

The board tests relationships between directors and RBC using materiality thresholds set out in our Director Independence Policy. The board also considers other facts and circumstances it deems relevant to determine whether any of these relationships could reasonably be expected to interfere with a director’s independent judgment. It considers the nature and extent of these relationships and their importance not only to directors and to RBC, but also to entities with which directors are affiliated.

Under the Bank Act, the CEO must be a member of the board. He is the only director who is not independent.

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Guidelines to address other professional activities

None of the director nominees serve on more than two public company boards, in addition to RBC.

Directors must notify the board chair, governance committee chair and secretary before they engage in any new professional activities, including a directorship (public or private), employment as well as any role as an advisor or a consultant. The board chair and governance committee chair assess whether the directors will have sufficient time and energy to devote to their RBC responsibilities and evaluate potential circumstances that could impact their independent thinking.

Board interlock policy	No more than two RBC board members may serve on the same public company board. Currently no RBC director serves on another public company board with another RBC director.
Service on public company audit committees	No member of the RBC audit committee may serve on an audit committee of more than two other public companies.

Maintaining independence

The board has established other important ways to maintain its independence.

Access to management	All independent directors have unrestricted access to management and RBC employees.
External advisors	Each board committee and, with the approval of the board chair, individual directors may engage external advisors at the expense of RBC to ensure they have access to independent advice.
In camera sessions	The board chair and committee chairs lead sessions without management to facilitate open and candid discussion among the directors.

In fiscal 2019, all board and regularly scheduled committee meetings had an in camera session without management.

Nominating, developing and evaluating board members

Finding the right director candidates

We regularly engage independent search firms to help identify high-potential candidates.

The board derives its strength from the diversity, qualities, competencies and experiences of its members.

The governance committee oversees board renewal and nominates directors for election to the board. Fundamental to the committee’s purpose is to build a board that is composed of directors who possess the talent and experience to support the future strategic objectives of RBC with a strong risk discipline in the context of a rapidly changing and increasingly competitive global marketplace and evolving regulatory landscape. RBC shareholders then elect the directors at each annual meeting to serve until the next annual meeting.

Every year, the committee works with the board chair to review the credentials of candidates proposed for election or re-election to the board and assess their competencies and experience against those that the board believes, as a whole, it should possess. As part of this analysis, the committee maintains a matrix (see page 18) indicating the major competencies and experience that each director contributes.

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The committee considers the results of the board and director effectiveness evaluations in its assessment of the skills and competencies needed to support our strategic objectives.

In 2019, as part of its continuous assessment of director candidates, the committee engaged an independent third-party consultant to update its 2016 board composition review of the skills and experience needed at the board. The consultant considered the bank’s long-term strategy, interviews with directors and CEO, the board’s existing skills and competencies and the upcoming director retirements. It also assessed our practices against those of our peers in Canada, the U.S. and globally.

Identified by: Search firms Directors Management Shareholders Individuals and other stakeholders Reference skills matrix Assess qualifications Consider diversity Review independence Check conflicts Interview process Governance committee recommends Board approves Shareholders elect 5 new directors elected by shareholders since 2014Identified by: Search firms Directors Management Shareholders Individuals and other stakeholders Reference skills matrix Assess qualifications Consider diversity Review independence Check conflicts Interview process Governance committee recommends Board approves Shareholders elect 5 new directors elected by shareholders since 2015

How to submit a nomination

Shareholders	Shareholders may submit candidates to the board chair.
Proposal under the Bank Act	In accordance with the Bank Act, qualifying shareholders may submit a formal proposal to nominate an individual for director.
Nomination under the Proxy Access Policy	The board has adopted a Proxy Access Policy, which provides an additional way for shareholders to submit director nominations. This policy can be found at rbc.com/governance.
Individuals and other stakeholders	Individuals and other stakeholders may also submit candidates to the board chair.

Contact information can be found on the back cover of this circular.

Evaluating candidates for the board

The governance committee and the board chair work together to consider all qualified individuals and maintain an evergreen list of potential candidates.

The board selects independent nominees possessing business and professional expertise, including relevant financial services industry and risk management expertise, senior-level involvement in major organizations, international experience, a history of achievement and performance at the highest level, and residency in and familiarity with geographic regions relevant to our strategic objectives.

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To best support the bank in achieving its purpose of helping clients thrive and communities prosper, all director nominees are required to have experience in ESG matters. In addition, they all share a commitment to the RBC values of integrity, putting the client first, diversity and inclusion, accountability and collaboration.

Our director effectiveness framework lays out the skills, commitment and conduct we expect from new and current directors (see page 38 for more on this). In line with our Board Diversity Policy and our commitment to a balanced and diverse board, the governance committee also considers other important factors such as gender and non-gender diversity, age, geography, background and ethnicity, when considering candidates to nominate.

Board size considerations

This year, 14 nominees are standing for election as a director.

When determining its optimal size, the board balances two competing priorities:

•

the business need for diversity of experiences, perspectives and backgrounds that align with the near- and long-term strategic objectives of RBC and reflect its diverse client and stakeholder base, and

•	the need to be small enough to facilitate open and effective dialogue and thorough and responsive decision-making.

Regulatory requirements and succession planning also play key roles in the board’s determination of its optimal size.

Majority voting

The board’s Majority Voting Policy states that any nominated director in an uncontested board election must immediately tender their resignation if they are not elected by at least a majority (50% plus 1 vote) of the votes cast in their election. The board will determine whether to accept the resignation within 90 days. Absent exceptional circumstances, the board will accept the resignation, making it effective immediately.

A director who tenders a resignation will not participate in any meeting where the board or a committee is considering their resignation. RBC will promptly issue a news release with the board’s decision. If the board determines not to accept the resignation, the news release will fully state the reasons for that decision.

Tenure policy

We have a tenure policy that outlines term limits in order to:

•	balance the benefits of experience with the need for new perspectives, and

•	to achieve ongoing board renewal.

Directors*	A director’s term lasts 15 years or until they reach the age of 70, whichever comes first. New directors may serve for at least six years, regardless of their age.
Board chair	The board chair’s term is eight years.
Committee chairs	A committee chair’s term is three years, which may be extended for up to two years, if appropriate, considering the expertise required to lead the relevant committee.

*	For directors who joined the board prior to May 27, 2011, the term starts on March 1, 2012.

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Term limits do not take precedence over our annual director effectiveness evaluation. Re-nominations for election as directors will be based on the needs of the board and RBC given its strategic objectives and will take into consideration the results of the effectiveness evaluation and peer reviews.

A director is expected to submit their resignation to the board chair if:

•	their qualifications, independence or other credentials change

•	they no longer meet the eligibility rules under the board’s conflict of interest guidelines, or

•	they are no longer qualified under the Bank Act or other applicable laws.

The governance committee will make a recommendation to the board on whether it should accept the resignation. A director who tenders a resignation does not participate in the discussion or decision-making process.

Helping directors succeed in their roles

The board strives to ensure that new directors receive a thorough introduction to the role and all directors have access to the resources they need to focus on ongoing development. The governance committee is responsible for making the transition of new directors as seamless as possible and equipping them with the right tools to succeed so they can make valuable contributions to the board and RBC.

The governance committee has adopted a principles-based approach that includes three key pillars to facilitate an agile and adaptive board.

Key pillar	Director activities and resources
Orientation and onboarding

•  In-depth Orientation Guide covering our governance principles and policies including our Code of Conduct and Director Independence Policy

•  Strategic and business deep-dives with the group executives and senior management

•  Onboarding sessions with key governance, legal and function executives to advise directors on their obligations and the internal controls and practices in place at RBC

•  Attendance at committee meetings even if a director is not a member

•  Committee chair orientation with executive sponsors and the secretary

Integration

•  Mentorship program matching new directors with experienced members

•  One-on-one meetings with the board chair and committee chairs to enhance their understanding of the board’s culture and dynamics

•  Ongoing engagement with group executives and senior management to deepen knowledge of our strategic objectives and foster open dialogue and constructive relationships

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Key pillar	Director activities and resources
Personal development

•  Education sessions and materials:

-  presentations by senior executives on the business and regulatory environment, including specialized and complex aspects of our businesses and operations

-  RBC Speaker Series, a program of presentations by external guest speakers that provides directors with updates on key topics including business and market trends, institutional investor perspectives, consumer behaviours, digital disruption of financial institutions, the political and economic landscape, emerging industry and regulatory trends and the dynamic marketplace

-  areas of shared concern or oversight covered in joint educational sessions across committees

-  online resource library of information on relevant topics, including educational opportunities outside RBC

Directors have full access to committee meetings and education sessions regardless of committee membership. They also receive educational materials and updates between board meetings on matters relevant to our businesses.

•  Tailored programming:

-  programs to address the particular needs of each director based on their background, experience and personal focus areas

-  opportunities relevant to directors at large financial institutions (e.g. Global Risk Institute, Group of Thirty, Bank Governance Leadership Network)

•  Membership at the Institute of Corporate Directors (Canada) and National Association of Corporate Directors (U.S.)

Periodically, the board also participates in tours of our operations and attends talent dinners with employees to further learn about our businesses and activities. The board and its committees held meetings in Halifax in April 2019 which provided the opportunity to deepen their knowledge of our businesses in Atlantic Canada through visits to local offices, presentations by Canadian Banking and Wealth Management regional teams, and engaging with employees and local leadership.

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Quarter	Education presentations	Attendance

Q1 2019	Cyber Security Annual Update and Navigating the Cyber Terrain	Board
	Davos 2019 – RBC Debrief	Board
	Managing Climate Change – Opportunities, Risks and Disclosures	Board
	RBC Brand Strategy	Board
	RBC iShares and Revolutionizing the Exchange Traded Fund Industry	Board
	Sarbanes-Oxley Act of 2002 (United States) (SOX) Program Update	Audit
	Regulatory and Government Affairs Update	Governance
	RBC Ventures Through a ‘Risk Lens’	Risk
	The Impact of Stressed Conditions on Funding	Audit/Risk
Q2 2019	Driving Growth and Returns as a Trusted Partner in Global Investment Banking	Board
	RBC Disruptors: The Future of Shipping	Board
	RBC in the Atlantic Region	Board
	Business Financial Services Through a ‘Risk Lens’	Risk
	Cyber Risk and Emerging Technologies	Risk
	Third Party Risk Health Check	Risk
	Emerging Legal Risks	Audit/Risk
	Deferred Costs in Personal & Commercial Banking	Audit
Q3 2019	International Financial Reporting Standards (IFRS) 9 – How Allowances Will Work Through the Cycle	Audit
	Future Ready Workforce Strategy	HR
	Privacy Risk, Posture and Future State	Risk
Q4 2019	Corporate & Investment Banking: Rise of Private Capital and Disintermediation by New Entrants and Accelerating Impact of Technology on Sales & Trading	Board
	Discussion on the Rise of Technological Platforms in Asia and Implications for Financial Institutions	Board
	Gallery Walk – RBC Ventures on Payments and Home Ventures / Ecosystem Spaces	Board
	Perspectives on the Canadian Federal Election	Board
	The World in 2035: Key Trends and Implications on Personal & Commercial Banking	Board
	Auditor Reporting: The New and Revised Standards	Audit
	Key Trends in Board Composition and Director Skills and Expertise	Governance
	Leadership Strategy Update	HR
	Model Risk Machine Learning and Artificial Intelligence	Risk
	Operational Resilience	Risk
	The Role of FINTRAC and the Evolution of anti-money laundering in Canada	Audit/Risk

RBC Speaker Series presentation

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Evaluating the directors, committees and chairs

An independent consultant confidentially administers the evaluations.

The board and its committees annually review their effectiveness as part of their commitment to continuously improve their oversight, guidance and constructive challenge of management. Managed by the governance committee, this process also includes separate evaluations of the board chair and each committee chair and a peer review of each director. The results inform the board’s development of priorities and action plans for the following year. The evaluations also form part of the governance committee’s assessment of the skills and competencies director nominees need for election or re-election.

Expectations of our directors

Our director effectiveness framework identifies the key characteristics and behaviours the board considers essential for each director to fulfil their role successfully. This framework forms the basis of the peer evaluation components of the evaluation and reflects the director’s commitment to improvement at a board and individual level.

Dedication Prioritizes the needs of RBC Commits fully to the accountability and success of the board Seeks to continuously Improve and raise the bar Engagement Engages fully and makes a meaningful contribution at all meetings Actively promotes collegiality Considers the input of others and provides thoughtful advice Integrity Works for the greater good of RBC Demonstrates high ethical standards Upholds RBC values Courage Appropriately challenges the status quo Can make tough decisions Champions change Strategic orientation Discusses pros and cons of future growth strategies Assesses global opportunities for alignment with RBC strategy Business acumen Focuses on the right performance outcomes Balances short-, medium- and long-term objectives Exhibits sound judgment and thoughtfully balances trade-offs Director effectiveness

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Annual evaluations

Annual evaluations of the board and each committee are supplemented with input from members of the group executive on areas such as board and committee processes, materials, interaction with management and overall effectiveness. We review our evaluation and effectiveness frameworks annually to align them with best practices and regulatory guidance.

Updates on priorities and action plans are provided to the board and committees by the board chair and committee chairs on a regular basis throughout the year. This approach creates an effectiveness evaluation that is an ongoing, dynamic part of the functioning of the board and its committees.

Feedback is collected through questionnaires and through meetings between the board chair and the committee chairs as well as one-on-one meetings between the board chair and independent directors. The board is evaluated by all directors and the group executive. The board chair is evaluated by all directors, including the CEO. The committees and committee chairs are evaluated by committee members and applicable senior management. Each independent director completes a personal and peer review. An independent consultant analyzes the feedback and prepares a report. The board and governance committee review the board and board chair reports. The governance committee chair reports to the board on the effectiveness of the board chair. The board chair reviews the independent director reports and peer feedback. The governance committee and applicable committees review the committee and committee chair reports. The board chair reviews the committee chair reports. Priorities and action plans are developed for the board and committees and the committee chairs as well as the board chair. Development opportunities are identified for each independent director. Reports and peer reviews are taken into consideration during the re-nomination process.

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Board committee reports

Audit committee report

The committee is satisfied that its activities over the fiscal year have fulfilled its mandate.

Members (fiscal year end)	• D. Denison (chair), A. Chisholm, J. Côté, M. McCain, F. Vettese and J. Yabuki

Financial literacy and audit expertise

•  All members of the audit committee are “financially literate” within the meaning of the Canadian Securities Administrators rules and the corporate governance listing standards of the New York Stock Exchange

•  D. Denison, J. Côté, F. Vettese and J. Yabuki qualify as “audit committee financial experts” as defined by the U.S. Securities and Exchange Commission

Meetings

•  Seven meetings were held in fiscal 2019 (three of those meetings included joint sessions with the risk committee); the external auditor attended each meeting

•  Each meeting included an in camera session without management present

•  The committee also held separate in camera sessions with the external auditor at each regularly scheduled meeting, and with the chief audit executive (CAE), CCO, chief anti-money laundering officer (CAMLO), general counsel and CFO on a quarterly basis

Responsibility	2019 Highlights

Financial reporting and internal controls

✓  Oversaw the bank’s annual and quarterly financial reporting process and recommended quarterly and annual financial reports for approval by the board

✓  Received updates from the Finance function on critical accounting policies and estimates and reviewed significant judgments relating to a number of accounting matters including:

•  allowance for credit losses for performing and impaired financial assets and in particular the estimation of the stage 1 and stage 2 allowance for credit losses; the committee reviewed significant matters considered by management in determining the allowance including the impact of economic variables and uncertainties and the exercise of expert credit judgment in response to specific economic conditions

•  goodwill impairment and in particular the assessment of the Caribbean Banking cash generating unit, including considering management’s regular impairment reviews and updates on sensitivities to management’s estimates and assumptions, including in relation to local economic conditions

•  uncertain tax positions and disclosure and in particular considering the impact of reassessments received from taxation authorities, including those described in Note 23 to the bank’s 2019 consolidated financial statements

✓  Reviewed disclosure controls and procedures and internal controls over financial reporting

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External auditor (PwC)

✓  Discussed with PwC its responsibilities in performing an integrated audit, its determination of areas of significant audit risk and related risk mitigation procedures, and reviewed and approved its annual audit plan and associated fees

✓  Discussed with PwC key accounting risks and significant judgments made by management

✓  Received written confirmation from PwC of its independence

✓  Pre-approved all additional engagements with PwC (including any non-audit services)

✓  Completed an annual assessment of PwC’s performance based on (i) quality of service and communication; (ii) independence, objectivity and professional skepticism; and (iii) qualification and experience of the audit team

Talent management	✓ Reviewed the performance assessments of the CFO, CAE, CCO and CAMLO

Legal, regulatory and capital matters

✓  Received regular updates from the general counsel on legal matters as well as an education session on emerging legal risks impacting the execution of the bank’s strategy

✓  Received regular updates from the CCO on regulatory compliance and the CAMLO on anti-money laundering and anti-terrorist funding regulations

✓  Reviewed the results of the 2019 enterprise stress testing and approved the Internal Capital Adequacy Assessment Process and the 2020 Capital and Funding Plan

✓  Received regular updates on regulatory capital management matters and oversaw planning for and implementation of new capital and liquidity regulatory developments

Oversight of the finance function

✓  Reviewed and approved the function’s organizational structure, budget and resources

✓  Reviewed and approved the CFO Group’s charter and CFO’s mandate

✓  Assessed the effectiveness of the finance function, which is operating effectively

✓  Reviewed the performance assessment of the CFO

Oversight of the internal audit function

✓  Reviewed and approved the annual internal audit plan and monitored its execution

✓  Reviewed and approved the function’s organizational structure, budget and resources

✓  Reviewed quarterly reports of audit activities, findings and recommendations

✓  Received an update on internal audit’s three-year strategy

✓  Assessed the effectiveness of the internal audit function, which is operating effectively

Subsidiary oversight	✓ Acted as audit committee to certain regulated RBC subsidiaries ✓ Received and reviewed the financial statements, internal control reports and reports from the CFOs of these regulated subsidiaries

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Auditor fees

Following a tender process, PwC was appointed our auditor by the board of directors on January 29, 2016, which was approved by RBC shareholders at the annual and special meeting of common shareholders held on April 6, 2016. Fees relating to the years ended October 31, 2019 and October 31, 2018 to PwC and its affiliates, including the nature of each category of fees, are detailed below.

	Year ended October 31, 2019 ($ millions)			Year ended October 31, 2018[1] ($ millions)

	Bank and subsidiaries	Mutual funds[2]	Total	Bank and subsidiaries	Mutual funds[2]	Total
Audit fees	38.5	2.5	41.0	35.8	2.3	38.1
Audit-related fees	8.0	–	8.0	7.0	–	7.0
Tax fees	0.1	0.3	0.4	0.1	0.3	0.4
All other fees	0.4	0.5	0.9	0.4	0.5	0.9
Total fees	47.0	3.3	50.3	43.3	3.1	46.4

1	The 2018 amounts have been updated to reflect $0.5 million of additional audit fees that relate to the year ended October 31, 2018.

2	The mutual funds category includes fees paid for professional services provided by PwC for certain mutual funds managed by subsidiaries of the bank. In addition to other administrative costs, the subsidiaries are responsible for the auditor’s fees for professional services rendered in connection with the annual audit, statutory and regulatory filings and other services for the mutual funds in return for a fixed administration fee.

Audit fees

Audit fees were paid for professional services rendered by the auditor for the integrated audit of the annual consolidated financial statements of the bank, including its audit of the effectiveness of our internal control over financial reporting, and any financial statement audits of our subsidiaries. In addition, audit fees were paid for services that generally only the bank’s independent auditor reasonably can provide including services provided in connection with statutory and regulatory filings related to prospectuses and other offering documents.

Audit-related fees

Audit-related fees were paid for assurance and related services that are reasonably related to the performance of the audit or review of our annual consolidated financial statements and are not reported under the audit fees item above. These services consisted of:

•	special attest services traditionally performed by the bank’s independent auditor

•	reporting on the effectiveness of internal controls as required by contract or for business reasons

•	the audits of the financial statements of our various pension plans, and

•	the audits of various trusts and limited partnerships.

Tax fees

Tax fees were paid for tax compliance services including the review of original and amended tax returns and assistance in completing routine tax schedules and calculations.

All other fees

These services consist of French translation of financial statements and related continuous disclosure and other public documents containing financial information for us and certain of our subsidiaries as well as accounting and other research publications.

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Governance committee report

The committee is satisfied that its activities over the fiscal year have fulfilled its mandate.

Members (fiscal year end)	• J. Côté (chair), A. Chisholm, T. Daruvala, A. Laberge and J. Yabuki

Meetings	• Five regular meetings and two special meetings were held in fiscal 2019 • Each regular meeting included an in camera session without management present

Responsibility	2019 Highlights

Monitor best practices and trends	✓	Approved the Statement of Corporate Governance Practices
	✓	Received semi-annual updates highlighting key Canadian, U.S. and international regulatory developments

Director recruitment and board composition	✓	Continued to develop director candidate pipeline using external consultants, identified and engaged with a number of potential candidates, and recommended the appointment of Frank Vettese and Maryann Turcke
	✓	Oversaw committee chair succession, including the appointment of a new human resources committee chair
	✓	Oversaw comprehensive review of board composition and director skills and expertise with the support of an external consultant
	✓	Reviewed and approved the director nominees for election and assessed directors’ independence

Director compensation	✓	Engaged an external consultant to review board compensation and provide advice on design, positioning and trends
✓

In December 2019, recommended an increase in director compensation and the equity ownership requirement for directors as well as the payment in RBC equity of a greater portion of total board chair compensation

Director effectiveness	✓	Developed and approved 2019 priorities for the board and board chair and reviewed regular progress reports against these priorities
✓

Oversaw the redesigning of board and committee agendas and materials to increase director focus on fundamental matters with a view to facilitate in-depth discussions on critical strategic matters, risks and opportunities and foster constructive, effective and candid discussion and debate

	✓	Oversaw the annual board, committee and peer effectiveness evaluation

Director orientation and education	✓	Coordinated continuing education programs across the board and committees
	✓	Oversaw the onboarding of a new director

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Governance

Shareholder engagement	✓	Oversaw engagement in regular dialogue with shareholders, governance stakeholders and regulators on key and emerging governance topics and trends, including diversity, environmental and social matters

Corporate citizenship	✓	Reviewed the RBC corporate citizenship strategy and approved the 2020 global donations budget
	✓	Reviewed the ESG Performance Report & Public Accountability Statement

Conduct and culture	✓	Oversaw the management of conduct and received regular reporting on conduct and culture matters, including client outcomes, employee conduct and risk culture, the impact to the integrity, soundness and resilience of financial markets and to our reputation
	✓	Reviewed policies to comply with self-dealing provisions of the Bank Act and SOX
	✓	Approved the RBC Code of Conduct
	✓	Approved the Enterprise Conduct Framework

Subsidiary oversight	✓	Acted as the conduct review committee for certain of our federally regulated financial institution subsidiaries
	✓	Reviewed the annual report on effectiveness of subsidiary governance at RBC

Human resources committee report

The committee is satisfied that its activities over the fiscal year have fulfilled its mandate.

Members (fiscal year end)	•	T. Vandal (chair), M. McCain, H. Munroe-Blum, B. van Kralingen and F. Vettese

Meetings	•	Five regular meetings were held in fiscal 2019 (one regular meeting included a joint session with the risk committee)
	•	Each meeting included an in camera session without management present
	•	In camera sessions were also held with the external independent compensation advisor, Frederic W. Cook & Co., Inc. (FW Cook), at each meeting where executive compensation was discussed

Responsibility	2019 Highlights

Executive compensation	✓	Reviewed our approach to executive compensation, including design and positioning relative to comparators
	✓	Reviewed the performance assessment of the CEO against objectives, and made recommendations to the board for the performance objectives and metrics for 2020
	✓	Reviewed and made recommendations to the board to approve the compensation of the CEO and other senior executives, including target compensation for 2020

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Executive compensation (continued)	✓	Reviewed the approach to setting the financial performance objective for the CEO and group executive Short-Term Incentive Program, with advice from FW Cook and external compensation consultant, Hugessen
	✓	Reviewed and made recommendations to the board to approve the compensation for the incoming group head, RBC Capital Markets and the chief administrative officer
	✓	Approved the compensation of the heads of oversight functions

Compensation oversight and risk management	✓	Met with the CRO to review the alignment of variable compensation with potential and realized risks
	✓	Reviewed an assessment conducted by FW Cook of the alignment between CEO compensation and RBC performance
	✓	Reviewed the CAE’s report on compensation risk management and governance practices, including alignment with the Financial Stability Board (FSB) Principles and Standards

Oversight of compensation programs, policies and pensions	✓	Reviewed and made recommendations to the board to approve design and payouts for major compensation programs
	✓	Approved the Compensation Management Framework, the Compensation Risk Management Policy and the Forfeiture and Clawback Policy
	✓	Reviewed a report on RBC variable compensation programs and their alignment with financial performance and FSB Principles and Standards
✓

Reviewed a report of RBC pension plans and plans of certain of its subsidiaries covering governance, oversight, controls, funding, performance and investment strategy, and made recommendations to the board to approve 2019 pension plan funding

Talent management and succession	✓	Reviewed and discussed the RBC leadership strategy, including the strategy for developing leaders, progress against top priorities and depth and diversity of succession, as well as succession planning
	✓	Oversaw planned transitions of the group head, RBC Capital Markets and the chief administrative officer
	✓	Reviewed and discussed RBC’s strategy for a future-ready workforce driven by automation and artificial intelligence

Employee engagement	✓	Reviewed and discussed the 2019 employee opinion survey results, which assessed employee engagement and actions to close gaps

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Risk committee report

The committee is satisfied that its activities over the fiscal year have fulfilled its mandate.

Members (fiscal year end)	•	T. Daruvala (chair), D. Denison, A. Laberge, H. Munroe-Blum, T. Vandal and B. van Kralingen

Meetings	•	Seven regular meetings and three special meetings were held in fiscal 2019 (three regular meetings included joint sessions with the audit committee and one regular meeting included a joint session with the human resources committee)
	•	Each regular meeting included an in camera session without management present
Responsibility		2019 Highlights

Risk management	✓	Discussed key market trends and emerging risk issues, including, among others, data security and privacy, legal risks, model risks including the use of artificial intelligence, geopolitical risks and climate events in certain regions
	✓	Discussed the operational risk profile including approach to operational resilience and cybersecurity and information technology (IT) risk
	✓	Reviewed results of regulatory supervisory assessments of RBC
	✓	Oversaw the delegation of risk limits to management
	✓	Reviewed and approved credit risk parameters
	✓	Reviewed and approved the bank’s resolution and recovery plans
	✓	Reviewed the enterprise-wide stress testing scenarios and results, as well as approved the Internal Capital Adequacy Assessment Process

Significant transactions	✓	Approved significant transactions that exceeded the authorities delegated to management

Risk framework and oversight	✓	Reviewed and approved the Enterprise Risk Appetite Framework, the amount and type of risk that RBC is willing to accept in the pursuit of its business objectives
	✓	Reviewed the relationship between the risk management function and the businesses

Oversight of risk management function	✓	Reviewed and approved the function’s organizational structure, budget and resources
	✓	Assessed the effectiveness of the risk management function through an internal review
	✓	Reviewed the performance assessment of the chief risk officer

Subsidiary oversight	✓	Reviewed reports on the liquidity risk profile of the IHC
	✓	Reviewed and approved daily daylight overdrafts with the Federal Reserve Bank of New York for the RBC New York branch
	✓	Received and approved credits for RBC subsidiaries, including intragroup financing initiatives

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Executive compensation

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Letter from the human resources committee

Dear fellow shareholders,

Our vision is to be among the world’s most trusted and successful financial institutions. This vision guides our board and senior management team in advancing our key strategic priorities within our risk appetite.

In fulfilment of that vision, the human resources committee works diligently on behalf of shareholders to ensure our executive compensation programs are aligned with performance, retain top talent and motivate the bank’s senior leaders to bring our vision, values and strategy to life to help our clients thrive and our communities prosper.

We are pleased to share our approach to compensation for 2019 and highlight the performance metrics we considered in determining the 2019 compensation awarded to David McKay, our president and chief executive officer (CEO). Guided by our compensation philosophy and principles, our decisions on executive compensation reflect our ongoing focus on driving sustainable growth and achieving long-term value for our shareholders, as well as for the clients, communities and other stakeholders we are privileged to serve.

Our purpose and strategic goals
Guided by our vision to be among the world’s most trusted and successful financial institutions, and driven by our purpose of helping clients thrive and communities prosper, we aim to be:
the undisputed financial services leader in Canada
the preferred partner to corporate, institutional and high net worth clients and their businesses in the U.S.
a leading financial services partner valued for our expertise in select global financial centres

RBC performance in 2019

During the past fiscal year, we continued to leverage the scale and strength of our franchise, prudent risk and capital management, and diversified business mix to drive long-term growth.

As demonstrated by our 2019 financial performance, we are building long-term sustainable client franchises in our core markets that are focused on delivering a premium return on equity, and support earnings growth and value creation for all our stakeholders. Our 2019 net income of $12.9 billion reflected solid growth of 3.5% from last year in the face of challenging market conditions. As set out in the table below, we have met our medium-term objectives and delivered three and five-year TSR above the global peer average. Reflecting the strength of our financial position, RBC returned 55% of profits to our shareholders through dividends and share repurchases in 2019.

Financial results for short-term incentive program	Financial results for mid and long-term incentive programs
Strong earnings net income ($ billions)	Medium-term objectives	3-year	5-year
	Diluted EPS growth of 7%+	9%	8%
	Return on equity of 16%+	17.1%	17.3%
	Strong capital ratios (CET1)	11.5%	11.2%

	Total shareholder return	RBC	Global peer average
	3-year	12%	11%
	5-year	10%	8%

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Under Mr. McKay’s effective leadership, we were pleased with the achievement of a range of client, risk and strategic objectives as demonstrated through the scale and strength of our franchise, the engagement of our people, the meaningful value we create for our clients as well as the investments we make in the community. Most notably:

✓

Across our five business segments, client satisfaction levels increased in 2019 and in many cases, RBC is leading our Canadian and global peers. Our volume of business, revenue and market share growth speaks to the trust clients have placed in RBC and the value RBC continues to create for them

✓	Employee engagement levels reached new heights in 2019: 95% of employees are proud to be part of RBC

✓	RBC was recognized as the most valuable brand in Canada and a top 100 global brand

✓

RBC continued to invest significantly in our digital and innovation strategies, enabling RBC to deliver more insights and advice that create greater value for our clients and broaden our value proposition

✓	In 2019, RBC announced a target of $100 billion in sustainable financing by 2025 to support investments in companies and projects that contribute to the low-carbon, sustainable economy of the future

✓

RBC has developed a number of programs to help youth gain work experience, develop skills and grow their professional network as part of our 10-year, $500 million commitment to empowering youth for the jobs of tomorrow through RBC Future Launch™

CEO performance and compensation

CEO total compensation for 2019 was $12,770,300, down 5.7% from 2018 under the backdrop of solid earnings growth of 3.5%.

As noted above, we assessed Mr. McKay’s overall performance relative to financial, client, risk and strategic objectives that were approved by the board at the beginning of the year. We also assessed Mr. McKay’s in-year progress against our medium-term objectives which is the primary consideration for determination of mid and long-term incentive awards. A detailed description of our performance evaluation for Mr. McKay starts on page 75.

Overall Mr. McKay exceeded his client, risk and strategic objectives and was below target for his financial objective in 2019. As a result, the board approved total direct compensation of $12,770,300, which is 6.4% above his 2019 target of $12,000,000 and 5.7% lower than last year.

Specifically, Mr. McKay’s total direct compensation included a base salary of $1,500,000, which was unchanged from 2018. He also received a short-term incentive of $2,607,800, which was lower than last year, reflecting the fact that 2019 net income of $12.9 billion came in below the Short-Term Incentive Program 2019 target of $13.6 billion as a result of challenging market conditions. Finally, Mr. McKay was awarded mid and long-term incentives totaling $8,662,500 granted in the form of performance deferred share units (80%) and stock options (20%). These mid and long-term awards were modestly above target and slightly below last year, reflecting Mr. McKay’s continued strong leadership in driving solid performance against our medium-term objectives by returning profits to shareholders, delivering a premium return on equity and making organic investments that will strengthen our ability to generate shareholder value over the long term.

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CEO target compensation for 2020

Based on Mr. McKay’s continued growth in leadership capabilities and progress against key strategic initiatives that position RBC for sustainable growth under his leadership, the board increased Mr. McKay’s mid and long-term incentive targets by $750,000, resulting in target compensation of $12,750,000 for the 2020 fiscal year.

Having your say

Shareholder input on compensation is an important part of our engagement process, and we invite you to have your say on our approach to executive compensation at each annual meeting. While this vote is advisory and non-binding, the board will consider the results in future compensation planning.

We were pleased that in 2019, 95.4% of shareholder votes were in favour of our approach to compensation. If you have any comments or questions about our approach to executive compensation, please contact us using the information on the back of this circular.

We look forward to seeing you at the upcoming annual meeting of shareholders.

Sincerely,

Thierry Vandal Chair of the Human Resources Committee	Kathleen Taylor Chair of the Board

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Compensation discussion and analysis

This section describes our approach to compensation and the policies, practices, programs and awards for our named executive officers (NEOs).

Our 2019 NEOs are:

David McKay	president and chief executive officer (CEO)

Rod Bolger	chief financial officer (CFO)

Douglas Guzman	group head, RBC Wealth Management, RBC Insurance, and RBC Investor & Treasury Services[1]

Douglas McGregor	group head, RBC Capital Markets and RBC Investor & Treasury Services[2] and chairman and CEO, RBC Capital Markets

Neil McLaughlin	group head, Personal & Commercial Banking

1	Effective November 1, 2019, Mr. Guzman assumed leadership for RBC Investor & Treasury Services in addition to his current responsibilities.

2

Mr. McGregor retired on January 31, 2020. Effective November 1, 2019, Derek Neldner was appointed CEO and group head, RBC Capital Markets and Mr. McGregor continued to serve as chairman, RBC Capital Markets from November 1, 2019 until his retirement.

Compensation philosophy and principles

Guided by our vision of being among the world’s most trusted and successful financial institutions and our purpose of helping clients thrive and communities prosper, our approach to compensation, including executive compensation, is based on the following principles:

Compensation aligns with long-term shareholder interests
• Awards vary based on the absolute and relative performance of RBC. • Mid and long-term incentives vest and pay out over time, encouraging a longer-term view of increasing shareholder value.

Compensation aligns with sound risk management principles

•  Our risk management culture is reflected in our approach to compensation. Our compensation practices appropriately balance risk and reward, and align with shareholder interests.

•  The performance of individuals, business segments and RBC overall is assessed based on a number of measures, including adherence to risk management policies and guidelines.

Compensation rewards performance

•  Our pay-for-performance approach rewards employees for their contributions to individual, business segment and enterprise results relative to objectives that support our business strategies for sustainable growth over short, medium and long-term horizons, which are aligned with RBC’s risk appetite.

Compensation enables us to attract, engage and retain talent

•  Talented and motivated employees are essential in creating value for our clients and to building a sustainable future for RBC. We offer compensation that is competitive within the markets where we operate and compete for talent.

•  Compensation programs reward employees for high performance and their potential for future contributions.

Compensation rewards behaviours that align with our values and drive exceptional client experiences

•  RBC values, embedded in our Code of Conduct, form the foundation of our culture and underpin our ongoing commitment to putting our clients’ needs first and delivering value for all of our stakeholders.

•  We consider behaviours and compliance with policies and procedures in determining our performance-based compensation.

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Key compensation programs and practices

We regularly review our compensation programs to ensure they are consistent with best practices and regulatory guidance.

Pay for performance			Page

Compensation rewards performance	✓	We assess the performance of the CEO and group executive (the most senior executives of RBC) relative to objectives that support our business strategies for sustainable growth over short, medium and long-term horizons, which are aligned with our risk appetite.	62

Significant portion of pay is at risk and based on performance	✓	For the CEO and group executive, 75% to 90% of their target total direct compensation is at risk, which creates a strong pay-for-performance relationship.	64

Deferral arrangements	✓	A significant portion of variable compensation (at least 70% for the CEO, at least 65% for members of group executive and at least 40% for other material risk takers) is deferred with a vesting period of three or four years, consistent with our compensation principles and relevant regulatory guidelines.	59

Mid and long-term incentive awards subject to performance at time of grant and vesting	✓	Consistent with best practices, we determine grants of mid and long-term incentives based on performance relative to our medium-term objectives (diluted earnings per share growth, return on common equity and capital ratios). In addition, the Performance Deferred Share Unit (PDSU) Program is subject to a relative total shareholder return (TSR) performance modifier at the end of the three-year performance period, with the possibility of a zero payout if RBC does not meet the performance threshold.	66

Scenario analysis of compensation programs	✓

Every year, we back-test the compensation of the CEO and group executive to assess the alignment of pay and performance. When there are changes to compensation programs, including those in which the CEO and group executive participate, we also perform scenario analyses to assess how they might pay out under various RBC performance scenarios.

			62-63

Human resources committee discretion	✓	The human resources committee may use its informed judgment when recommending final compensation awards to the board to ensure outcomes appropriately reflect risk and any unexpected circumstances that may arise during the year.	67
Compensation governance and risk management

Governance oversight	✓	The human resources committee assists the board in carrying out its compensation oversight responsibilities, including the compensation of the CEO and group executive.	54

Say-on-pay vote	✓	We offer shareholders a non-binding advisory vote on our approach to executive compensation. In 2019, 95.4% of shareholder votes were in favour of our approach to compensation.	6

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Compensation governance and risk management (continued)			Page

External independent advice	✓	The human resources committee engages an independent compensation advisor to provide an external perspective of marketplace changes and best practices related to compensation design and governance, and objective advice on the appropriate level of compensation for the CEO and group executive in the context of RBC performance and the market.	55

Alignment with FSB Principles and Standards	✓	Our approach to compensation risk management is consistent with the FSB’s Principles for Sound Compensation Practices and Implementation Standards (collectively, FSB Principles and Standards).	59-60

Forfeiture and clawback provisions	✓	To effectively balance risk and reward, forfeiture and clawback provisions address situations where employees conduct business activities inappropriately or outside the approved risk limits and tolerances, or situations involving a material error or misstatement of financial results.	58

Anti-hedging policy	✓	To maintain appropriate alignment between individual employees and shareholder interests, we prohibit employees from hedging the value of their equity-based compensation.	58

Performance cycles align with risk time horizon	✓

To align compensation with the risk time horizon and to motivate executives to create long-term value and remain accountable for decisions with longer-term risk exposure, we require executives to defer a significant portion of their variable compensation and meet minimum share ownership guidelines.

			59-60

Post-retirement equity ownership	✓

The CEO and group executive must maintain a minimum level of equity ownership that extends into retirement for 24 and 12 months, respectively, ensuring their interests continue to align with shareholders’ interests.

			69-70

Incentive plan caps	✓	We cap the annual variable Short-Term Incentive (STI) Program at 2 times target and the PDSU Program at 1.25 times target.	65-66

Talent management and succession planning	✓	The board oversees a comprehensive approach to talent management and succession planning aimed at ensuring we have a pipeline of leaders to drive both short and longer-term performance.	82

Double trigger change of control	✓	Equity awards vest on an accelerated basis only in situations where there is a “double trigger” – a termination of employment without cause shortly after a change of control.	93
Competitive compensation program

Peer group criteria and application	✓

We use a core comparator group of Canadian financial institutions to establish competitive target compensation levels. We also use a reference comparator group of financial institutions outside Canada to provide additional context in setting the target pay of the CEO. We adjust payouts of mid-term incentive awards based on our three-year TSR performance relative to our global performance peer group.

			60-61, 67

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Competitive compensation program (continued)			Page

Opportunity to receive annual bonuses in deferred share units	✓	To enhance alignment with shareholder interests, executives may elect to receive all or a portion of their annual bonus award in deferred share units, redeemable only upon retirement, resignation or termination of employment.	69

Compensation governance

Our board is responsible for overseeing RBC compensation principles, policies, programs and decisions. The human resources committee, which is comprised of independent directors, supports the board in fulfilling these responsibilities and is advised by an external independent compensation advisor.

The following chart illustrates our compensation governance structure:

1	The CRMOC is a senior management committee; members include the CRO, the CHRO and the CFO.

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Human resources committee

The board recognizes the importance of appointing knowledgeable and experienced individuals who have the necessary background in executive compensation, risk and talent management to fulfil the human resources committee’s obligations to the board and shareholders. All members of the human resources committee have significant experience in these areas as senior management of complex organizations, and through their prior and current membership on the human resources or risk committees of the RBC board and compensation committees of the boards of other large and complex organizations.

In fiscal 2019, three members of the human resources committee – Mr. McCain, Mr. Vandal1 and Mr. Vettese – also served on the audit committee and Mr. Vandal and Mr. Vettese also qualify as audit committee financial experts2. In addition, Ms. Laberge3, Dr. Munroe-Blum, Ms. van Kralingen and Mr. Vandal also served on the risk committee. This cross-membership of committees supports the effective oversight of compensation and its alignment with sound risk management principles and practices.

In 2019, the human resources committee held a joint meeting with the risk committee to consider the relationship between risk and compensation as well as alignment of variable compensation with risk and financial performance.

Independent advice

Since 2015, the human resources committee has retained Frederic W. Cook & Co., Inc. (FW Cook), which has deep executive compensation expertise, for independent compensation advice. FW Cook has no ties to members of the human resources committee or management that could jeopardize its independence, and it maintains policies and procedures designed to prevent conflicts of interest. The advisor’s role includes:

•	advising on executive compensation and governance trends in Canada, the U.S. and internationally

•	annually reviewing the design of major compensation programs to ensure they remain market-competitive and aligned with shareholder interests and sound risk management principles

•	advising on the appropriate level of target compensation for the CEO and group executive

•	advising on CEO and group executive compensation based on individual, business segment and RBC overall performance

•	conducting CEO pay-for-performance analyses relative to the core and reference comparator groups, and

•	reviewing compensation-related materials prepared by management in advance of the human resources committee meetings and highlighting potential issues to the human resources committee chair.

The human resources committee chair meets with the advisor before committee meetings where compensation is discussed to obtain the advisor’s independent views and advice on management’s recommendations. The human resources committee also meets with the advisor without management present at every committee meeting where compensation is reviewed.

In its assessment of FW Cook’s independence, the human resources committee considered all factors relevant to providing independent advice to the human resources committee, and also reviewed other services performed for RBC by FW Cook and the proposed fees for those

[1]	Mr. Vandal served on the audit committee until August 20, 2019 and currently serves on the risk committee.
[2]	We use the definition of audit committee financial expert as defined by the U.S. Securities and Exchange Commission.
[3]	Ms. Laberge served as chair of the human resources committee until August 20, 2019.

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services. The human resources committee was satisfied that, based on this review and given the nature and value of the other services provided, the provision of other services by FW Cook did not impact its ability to act as an independent resource for the human resources committee.

During 2019, Hugessen Consulting was also retained by the committee to review the approach to setting the financial performance objective for the CEO and group executive STI Program as described on page 22.

The total fees paid by RBC to these advisors for their services in 2019 represented less than 1% of their global revenue. The table below shows the fees paid over the last two years:

Year		Executive compensation- related fees[1]	All other fees[2]
2019	FW Cook	US$197,638	US$75,572
	Hugessen	$111,091	–
2018	FW Cook	US$156,466	US$67,357

1	As independent advisor to the human resources committee.

2

In each of the last two years, the board of City National engaged FW Cook to conduct a compensation risk assessment of City National’s incentive programs. These amounts represent fees paid to FW Cook for this work.

Compensation risk management

Our compensation risk management policies and practices, as outlined below, are aimed at ensuring compensation aligns with the short, medium and long-term interests of our shareholders as well as regulatory guidance.

Adherence to RBC policies and processes, including the Code of Conduct, is taken into account in determining performance-based compensation. The board and management also consider potential risks associated with compensation arrangements, as well as risk accountabilities and ethical behaviour as part of performance evaluations and compensation decisions.

The CRO plays a key role in managing compensation risk at RBC, including several of the practices described in this section. The CRO meets with the human resources committee on a regular basis to report on key risk issues that the human resources committee should consider in determining variable compensation. The CRO’s role in managing compensation risk is further described on page 57. Annually, the human resources and risk committees hold a joint session to discuss compensation risk management practices as well as other areas of shared oversight.

As set out in the Code of Conduct and in the Enterprise Conduct Framework, all employees have an important role in promoting a strong risk culture built on our values. We have embedded these values across all of our talent practices. The governance committee oversees RBC’s management of conduct and culture, including breaches of the Code of Conduct, and meets on a regular basis with the CHRO, CRO, CCO and general counsel to review progress on programs that strengthen enterprise conduct.

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Compensation Risk Management Policy

Purpose

•  To set out the compensation risk management policy and practices for RBC. The policy is guided by the FSB Principles and Standards, which have been adopted by our principal regulators, and other applicable regulatory guidance.

Key features (applies to all employees)

The policy outlines:

•  the proportion of variable compensation that will be paid under deferral arrangements for executives and employees whose professional activities may have a material impact on the risk profile of RBC (material risk takers, also known as MRTs)

•  that deferred compensation will be awarded in equity or equity-linked instruments to executives and MRTs, and

•  that compensation awarded to employees responsible for financial and risk control activities will be determined independently from the performance of the businesses they oversee to ensure their independence.

Alignment of compensation with risk and performance outcomes

Purpose	• To enable the board to make adjustments for risk and performance to entire programs, business segments within a compensation program and groups of, or individual, MRTs.

Key features (applies to all major compensation programs and MRTs)

•  To assist the human resources committee in determining whether compensation awards require a risk or performance adjustment, the compensation risk management oversight committee (CRMOC) reviews the compensation program pool calculations to identify and capture significant items that impact the results for the period. This process includes reviewing key financial measures, including net income, return on common equity (ROE) and economic profit, taking into account the cost and quantity of capital.

•  The CRO monitors a number of risk factors to ensure compensation decisions take into account risks undertaken. The review considers risk factors that may not have been reflected in current financial performance, but could be sufficiently significant to justify adjustments to variable compensation for groups or individuals. Where warranted, the CRO will recommend adjustments for risk to the CRMOC and the human resources committee. The CRO’s assessment of these risk factors[1] includes the risk profile for RBC and the individual business segments compared to their risk appetite, the risk exposure by risk type compared to established limits and appetite, the strength of the control environment, and the potential impacts of emerging risks.

•  The effectiveness of our risk culture is assessed through internal conduct monitoring, employee opinion surveys, external benchmarking against peer practices and regulatory guidance.

•  Mid and long-term incentives granted to MRTs including the CEO and group executive can be adjusted downward at vesting and payout if (i) there has been a material downturn in financial performance or a material failure in managing risk, or (ii) actual risk and performance outcomes are materially different from the assessments made at the time of grant. Such adjustments for the CEO and group executive are at the discretion of the human resources committee and subject to the board’s approval.

1	See the Enterprise risk management section on pages 50 to 54 of the 2019 annual report for a list of the major risk types identified and the structures and processes to manage them.

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Enhanced compensation risk practices for material risk takers

Purpose

•  To identify MRTs and monitor their conduct regarding risk accountabilities and ethical behaviours with possible compensation implications for risk events. This process includes monitoring for breaches of the Code of Conduct and other policies, risk limits and delegated authorities.

Key features

•  These practices ensure risk management accountabilities are appropriately reflected in mandates, performance goals and compensation awards. They are designed to ensure that variable compensation outcomes properly reflect RBC risk management policies, take into account risk events and conduct, and do not drive risk-taking in excess of RBC risk appetite.

•  Compensation arrangements for MRTs including the CEO and group executive are subject to CRO review.

Forfeiture and Clawback Policy

Purpose

•  To assist in effectively balancing risk and reward by addressing situations where employees conduct business activities inappropriately or outside the approved risk limits and tolerances, or situations involving a material error or misstatement of financial results.

Key features (applies to all employees who receive share-based compensation)

•  Enables RBC to recoup incentive awards that have been paid or have vested and to cancel unvested mid and long-term incentive awards to executives, including the CEO, group executive and MRTs, for situations involving misconduct, including non-compliance with applicable laws and regulations, accounting fraud or failure to follow internal policies and procedures.

•  A financial restatement trigger permits RBC, subject to the board’s discretion, to recoup incentive awards that have been paid or have vested and to cancel unvested mid and long-term incentive awards for the CEO and group executive in excess of the amount that would have been received under the restated financial statements.

•  If RBC terminates an employee for cause, the employee, subject to applicable laws, forfeits all previously awarded unvested mid and long-term incentive awards under the performance-based incentive programs.

Restrictions on trading and hedging RBC securities

Purpose	• To maintain the alignment of employee and shareholder interests.

Key features (applies to all employees)

RBC employees are prohibited from hedging the value of their equity-based compensation by:

•  selling RBC securities directly or indirectly if they do not own or have not fully paid for them (a short sale)

•  directly or indirectly buying or selling a call or put option on RBC securities, subject to certain limited exceptions for employees of RBC subsidiaries, and

•  entering into equity monetization transactions that would have an effect equivalent to creating call or put rights in respect of RBC securities or other financial instruments designed to hedge or offset a decrease in the market value of RBC securities.

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Alignment with the FSB Principles and Standards

Our approach to compensation is consistent with the FSB Principles and Standards, our principal regulators’ expectations and industry best practices for assessing conduct.

FSB Principles	Compensation practices at RBC

The board oversees the compensation system’s design and operation	✓	The board is ultimately responsible for overseeing and making decisions on the compensation principles, policies and programs, including the management of compensation risk.

The board monitors and reviews the compensation system to ensure it operates as intended	✓	The board, with the support of the human resources committee, monitors and reviews the compensation system to confirm alignment with RBC risk management principles and practices. This includes reviewing and approving compensation policies and the design of major compensation programs, payouts and adjustments for risk at the program and individual levels.
✓

The human resources committee meets with the CRO regularly to review our risk profile relative to our risk appetite to ensure we are appropriately reflecting significant risks in our compensation outcomes.

Independence of the employees responsible for key financial and risk control activities	✓	Compensation for employees responsible for key financial and risk control activities (risk, audit, compliance and finance) is determined independently from the performance of the business segments they oversee.

Compensation is adjusted for current and potential risks	✓	The human resources committee considers potential adjustments to compensation payouts both at the program and individual levels, guided by the CRO’s review of a number of risk factors as described on page 57.
✓

At the individual level, performance-based compensation of MRTs may be reduced, if warranted, following a review of their adherence to risk management and compliance policies, including the Code of Conduct.

Compensation outcomes are symmetric with risk outcomes	✓

Our pay-for-performance principle ensures incentives are in line with performance and risk outcomes.

-  Performance-based incentive pools are based on RBC net income, business segment net income, or a combination of both.

-  Final payouts for mid-term incentive awards are subject to a performance modifier, which has the potential to increase or decrease awards by up to 25%, with the possibility of a zero payout if the performance threshold is not met or at the board’s discretion.

-  Awards may be adjusted downward at vesting and payout if (i) there has been a material downturn in financial performance or a material failure in managing risk, or (ii) if actual risk and performance outcomes are materially different from the assessments made at the time of the grant.

-  The Forfeiture and Clawback Policy as described on page 58 covers the CEO and group executive as well as all employees who receive share-based compensation.

Compensation payout is sensitive to the time horizon of risks	✓	To align compensation with the risk time horizon and motivate executives to create longer-term value, a significant portion of their variable compensation must be deferred (at least 70% for the CEO, at least 65% for group executive and at least 40% for other MRTs) with a vesting period of three or four years.
	✓	Executives are required to maintain a minimum level of share ownership. Share ownership requirements extend into retirement for the CEO and group executive as described on pages 69 and 70.

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FSB Principles	Compensation practices at RBC (continued)

The mix of cash, equity and other forms of compensation is consistent with risk time horizon	✓	The deferral of a significant portion of pay at risk is required to align compensation with the risk time horizon and to motivate executives to create long-term value. The mix of compensation varies by executive level, reflecting the opportunity executives have to influence the performance of RBC.

Independent review of compensation programs and practices

Each year, the RBC Internal Audit group conducts an independent review of compensation programs and practices for alignment with the FSB Principles and Standards and other regulatory guidance. The chief audit executive reported to the human resources committee in May 2019 on the results of the review for fiscal 2018 and confirmed that, overall, RBC compensation programs and practices were consistent with FSB Principles and Standards and other regulatory guidance.

Compensation decision-making

Compensation decisions are guided by our compensation philosophy and principles as described on page 51. The following illustration provides an overview of our annual process for determining and back-testing compensation for the CEO and group executive:

1. Establishing target compensation levels

To ensure our compensation programs remain market competitive, we annually review the program design and pay levels of other financial institutions that are our primary competitors for talent. The human resources committee’s external independent compensation advisor, FW Cook, analyzes market information and assists the committee in determining the appropriate benchmark compensation comparator groups for the CEO and group executive. We also obtain market information from public disclosures and a number of other external consulting firms, including McLagan and Willis Towers Watson.

Compensation comparator groups

The human resources committee reviews and approves a core comparator group for compensation comparison purposes as well as a reference comparator group used to provide additional context in establishing the CEO’s target pay. As part of its review of the comparator groups, the human resources committee considers our business profile (size, business mix and scale of operations outside Canada), our international growth strategy and the associated talent requirements.

These comparator groups have been unchanged since fiscal 2011.

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Core comparator group

The board uses the core comparator group of Canadian financial institutions to benchmark target compensation for the CEO and group executive. The following table summarizes the selection criteria for the core comparator group and the resulting list of companies:

Selection criteria	Core comparator group

Head office location

•  Canada

Line of business

•  Diversified banks and other financial institutions

Key company characteristics

•  Primary competitors for talent

•  Meet criteria for at least one of the following measures (generally half to two times RBC): revenue, assets, net income or market capitalization

Canadian financial institutions • Bank of Montreal • Bank of Nova Scotia • Canadian Imperial Bank of Commerce • Manulife Financial • Sun Life Financial • Toronto-Dominion Bank

Reference comparator group for CEO pay

The board uses the reference comparator group to provide additional context in setting the target pay of the CEO. The following table summarizes the selection criteria for the reference comparator group and the resulting list of companies:

Selection criteria	Reference comparator group

Head office location

•  Outside Canada

Line of business

•  Diversified banks and other financial institutions

Key company characteristics

Relevant with respect to:

•  Size

•  Business mix

•  Scale of operations outside home country

•  Financial condition

U.S. banks • JP Morgan Chase & Co. • PNC Financial • U.S. Bancorp • Wells Fargo & Company Other • Barclays • BNP Paribas • Credit Suisse • National Australia Bank • Westpac Banking Corporation

The following table1 summarizes how we rank on size-based selection criteria relative to each group:

1	Information is from public filings for the most recently reported four quarters, available as of December 31, 2019; market capitalization is as of October 31, 2019.

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CEO and group executive target setting

Each year, based on an in-depth review of target compensation for the CEO and group executive, the human resources committee recommends and the board approves compensation targets for the next fiscal year. The human resources committee considers the scope of respective roles, progress in demonstrating key leadership capabilities, competitiveness of compensation relative to the core comparator group, as well as advice from its external independent compensation advisor, FW Cook.

As we are the largest of the core comparator companies based on total assets, net income and market capitalization, and the second largest based on revenue, the human resources committee also uses the reference comparator group to provide additional context in establishing the CEO’s target pay.

2. Setting target compensation mix and pay at risk

Total direct compensation is comprised of base salary and performance-based incentive awards. The mix of compensation awards varies by role and executive level, reflecting the opportunity executives have to influence RBC performance. In determining the mix, we also consider market practices and our compensation principles, including how the elements of executive compensation align with longer-term shareholder value creation. When an executive is new in their role, we generally take a multi-year approach to transitioning target compensation to the appropriate positioning relative to market comparators. A significant portion of the compensation executives receive is at risk and a substantial percentage of pay at risk is deferred in the form of equity-based incentive awards to align compensation with shareholder interests.

3. Establishing corporate, business segment and individual performance objectives

Early in the fiscal year, the human resources committee recommends, and the board approves, a combination of financial and non-financial performance objectives, as well as specific strategic initiatives. Financial objectives are based on net income relative to targets set for the STI Program using pre-established payout grids. Non-financial objectives include client, risk and strategic objectives for the CEO, which support the achievement of short, medium and long-term performance and reflect the view that a multi-faceted approach to performance is in line with the interests of shareholders, clients, employees and other stakeholders.

The CEO establishes financial and non-financial objectives for each group executive member, which include client, risk, and strategic objectives and reflect each executive’s role and accountabilities.

4. Evaluating performance relative to objectives

Following the end of the fiscal year, the performance of the CEO and group executive is assessed relative to financial and non-financial (client, risk and strategic) objectives. The human resources committee evaluates the performance of the CEO relative to his objectives. The CEO reviews, with the human resources committee, the performance evaluations of group executive members based on their established performance objectives.

When there are changes to compensation plan design, scenario analyses are performed to assess how the CEO and group executive programs might pay out under different RBC performance scenarios. These analyses help determine whether these programs will pay out as intended, consistent with our pay-for-performance principle, and do not drive risk-taking in excess of our risk appetite. The human resources committee reviews the RBC performance scenarios, which range from poor to exceptional results, to consider the appropriateness of a range of potential outcomes.

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A description of the evaluations for the CEO and other named executive officers for 2019 can be found on pages 75 to 81.

5. Determining performance-based compensation awards by applying informed judgment

The human resources committee is responsible for recommending for board approval the short, mid and long-term incentive compensation awarded to the CEO and group executive. In making these decisions, the human resources committee reviews reports on financial and non-financial performance, risk management and external perspectives, including:

•	performance evaluations

•	market compensation information, including the compensation comparator groups

•	contributions to the enhancement of long-term shareholder value

•	the CEO’s recommendations for compensation awards for group executive

•	RBC financial performance relative to peers

•	the CRO’s report regarding the incorporation of risk in incentive compensation decisions at the program and individual level

•	the advice of the human resources committee’s external independent compensation advisor, FW Cook, and

•

select vertical pay ratios provided for additional context in making recommendations to the board for compensation awards for the CEO, including a comparison of the annual total direct compensation and the median annual total direct compensation of all employees, and changes in this comparison over time.

After considering these factors, the human resources committee recommends compensation awards for the CEO and group executive to the board.

The board believes the use of informed judgment is important when determining final compensation to ensure awards appropriately reflect risk as well as other unexpected circumstances that may arise during the year, and to eliminate the possibility of unintended outcomes determined solely by formulas.

A description of the compensation awarded to the CEO and other named executive officers for 2019 is available on pages 75 to 81.

6. Back-testing compensation

CEO compensation is back-tested annually. This involves reviewing the current value of performance-based incentive awards granted over the CEO’s tenure (see page 77) to confirm award outcomes are consistent with RBC performance. The assessment uses the value of the short and mid-term incentives at the time of payout, the in-the-money value of the long-term incentives at the time of exercise, and the value of unvested mid and long-term incentive awards at the date of back-testing. Performance-based incentive awards granted to group executive are also back-tested to confirm that award outcomes continue to align with RBC performance.

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2019 compensation components

Total direct compensation includes base salary and performance-based incentive awards. The graphs below outline the target compensation mix for the CEO and group executive, excluding the group head, RBC Capital Markets and RBC Investor & Treasury Services and chairman and CEO, RBC Capital Markets (outlined on pages 68 to 69), and the proportion of pay at risk.

CEO target mix Group executive average target mix 14% 12% 55% 19% 88% of pay is at risk 11% 17% 26% 46% 83% of pay is at risk

Fixed pay		Performance-based awards (pay at risk)						Total direct compensation

Base salary	+	Short-term incentive	+	Mid-term incentive (PDSUs)	+	Long-term incentive (Stock options)	=

Base salary

Base salary reflects each executive’s level of responsibility, capabilities and experience in the context of their role and the market. We review base salaries annually, and generally grant increases when an executive assumes increased responsibilities or significantly deepens their knowledge and expertise. Base salaries may also be adjusted when there is a material change in the compensation levels of comparable roles in the core comparator group. As described on page 62, when an executive is new to their role, we generally take a multi-year approach to transitioning their target compensation to the appropriate positioning relative to market comparators.

Performance-based awards

Awards under the short, mid and long-term incentive programs are determined based on individual, business segment and RBC overall performance. The annual short-term incentive program is cash-based; however, executives have the option to defer all or part of their awards under the Deferred Share Unit (DSU) Program (see page 69 for more information). The mid and long-term incentive programs are equity-based.

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Short, mid and long-term incentive programs

The table below summarizes the key design features of the short, mid and long-term incentive programs, which are applicable to all named executive officers except the group head, RBC Capital Markets and RBC Investor & Treasury Services and chairman and CEO, RBC Capital Markets.

Short-Term Incentive (STI) Program

Overview	Rewards individuals for business segment and RBC overall performance as well as individual contribution.

Form of award	Annual cash bonus

Performance period	12 months

Grant/award determination

Total STI award is based on target total compensation levels established as a percentage of base salary, and performance outcomes relative to financial, client, and risk and strategic objectives are added together to determine the actual STI payout. Payouts can range from zero to a maximum of 2 times target.

Performance measures

Financial (60% weight)

•  RBC net income, or for business segment group heads, a combination of RBC net income and business segment net income, relative to targets.

•  Economic and market assumptions used in the planning process are also considered, as well as whether actual conditions differ from those assumptions, to determine whether adjustments are warranted.

Client satisfaction and loyalty (10% weight)

•  Client satisfaction and loyalty are measured using a client index consisting of client survey results for our retail businesses: Canadian Banking, Wealth Management and Insurance. Industry rankings and awards across all our businesses, including RBC Capital Markets and RBC Investor & Treasury Services, are also considered. These measures reinforce our value of putting our clients first and our vision to be among the world’s most trusted and successful financial institutions.

•  To reinforce our shared objective of delivering exceptional client experiences and winning together as One RBC, the CEO and group executive are evaluated against the same index score across business segments.

Risk and strategic (30% weight)

•  RBC, business segment and individual goals relating to risk management, strategy execution, and brand and talent management.

Vesting	Paid following the end of the fiscal year.

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Mid and Long-Term Incentive (MTI and LTI) Programs

Overview	Rewards executives for their contribution to medium and long-term performance and their potential for future contributions, as well as to align with long-term shareholder interests.

	MTI	LTI

Form of award	Performance deferred share units (PDSUs) (80% of equity incentives granted)	Stock options (20% of equity incentives granted)

Performance period	Three years	Up to ten years

Performance measures at grant

The value of the awards granted may vary from the target based on performance compared to the medium-term objectives of diluted earnings per share (EPS) growth, ROE and common equity tier 1 (CET1) ratio.

The value of awards granted may also vary from the target following the CRO’s review of key risk factors to identify significant quantitative and qualitative risks the board should take into account in determining awards.

If required, the CRO will make recommendations to the human resources committee for adjustments (see page 57 for more information).

Performance measures at vesting

RBC share price performance plus relative TSR (change in RBC share price plus reinvested dividends paid compared to the global performance peer group).

The board may make adjustments to awards at vesting relative to the target based on a schedule that increases or decreases the value of awards by 5% for each ranking, to a maximum of 25%. Awards will fluctuate in value due to both the application of the modifier and changes in the RBC share price.

A zero payout will result if (i) the three-year TSR is in the bottom two rankings of the global performance peer group, and (ii) the three-year average ROE is below the performance threshold (10% for awards granted in 2019).

RBC share price performance

Vesting	Awards vest and are paid after three years.	50% vests after three years 50% vests after four years

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How we use our global peer group	Global peer group

At vesting of PDSU awards, we compare our TSR to that of a global performance peer group approved by the board to determine the performance modifier for payouts under the PDSU Program, as described on page 66. The global performance peer group is comprised of Canadian banks, asset managers and life insurers and U.S. and international banks with a similar business and/or geographic mix to RBC. This is the same global peer group used to measure our relative TSR performance which reflects the market’s perception of our overall performance relative to our peers over the three-year award term.

This peer group has remained unchanged since 2015.

Canadian financial institutions

•  Bank of Montreal

•  Bank of Nova Scotia

•  Canadian Imperial Bank of Commerce

•  Manulife Financial

•  National Bank of Canada

•  Power Financial

•  Toronto-Dominion Bank

U.S. banks

•  JP Morgan Chase & Co.

•  Wells Fargo & Company

Other

•  Westpac Banking Corporation

Potential adjustments to CEO and group executive awards

Risk and performance adjustments

The human resources committee and the board may adjust incentive awards from target levels based on the CRO’s recommendations relating to significant external and internal risk factors affecting financial results.

Discretionary adjustments

The board may exercise its discretion to adjust the STI awards to eliminate the impact of items that were not included in the planning process. They may also reduce MTI awards at vesting and payout if there has been a significant downturn in financial performance or failure in managing risk, or if actual risk and performance outcomes are materially different from the assessments made at the time of grant. The human resources committee recommends any adjustments to the board for approval.

Why we use these measures of financial performance

STI Program

Net income for RBC and business segments

Relevant across business segments and offers a consistent measure and common focus for all program participants to drive in-year and sustainable growth. Net income provides a comprehensive measure of the overall performance of RBC in the fiscal year and on a comparable-year basis.

MTI/LTI Programs

At grant: Progress against RBC’s medium-term financial performance objectives for diluted EPS growth, ROE and capital ratios is considered in determining the grant value relative to target.

Diluted EPS growth

Diluted EPS reflects our net income available to common shareholders based on the weighted average diluted number of common shares outstanding for the period. EPS growth is a measure of management’s ability to deliver increased profitability to our shareholders.

ROE

A measure of return on capital invested in our businesses. ROE is calculated as net income available to common shareholders divided by the total average common equity for the period. This measure gauges how efficiently we earn profits on behalf of our shareholders.

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Why we use these measures of financial performance (continued)

MTI/LTI Programs (continued)

Capital ratios

Capital, as measured by CET1 ratio, is a core measure of our financial strength and is relevant in assessing our performance. Strong capital ratios, along with high returns over the short and longer term, reflect management’s ability to balance risk and returns while providing a prudent cushion to absorb shocks.

At vesting: PDSUs are subject to a relative TSR performance modifier at the end of the three-year performance period.

TSR

TSR aligns with our three strategic goals (see page 48) and represents the most appropriate measure of shareholder value creation. TSR reflects the performance of RBC common shares over a period of time, and incorporates the share price change and reinvested dividends paid to common shareholders. Relative TSR is a measure of our TSR compared to that of our peers over a period of time.

Capital Markets Compensation Program

The table below summarizes the key design features of the Capital Markets Compensation Program in which Mr. McGregor participates.

Capital Markets Compensation Program

Performance period	12 months

Bonus pool funding

•  Capital Markets earnings before variable compensation and taxes, which includes cost of funds, provision for credit losses and mark-to-market adjustments and also considers RBC overall performance. The resulting compensation ratio is reviewed and may be used to adjust bonus pool funding to reflect market and competitive conditions.

•  The CRO reviews the bonus pool to determine whether additional adjustments for risk are appropriate, reviews the assessment with the compensation risk management oversight committee and makes recommendations to the human resources committee. The human resources committee recommends the bonus pool to the board for approval after considering management’s recommendations.

Individual performance

•  The performance of the group head, RBC Capital Markets and RBC Investor & Treasury Services and chairman and CEO, RBC Capital Markets is assessed relative to financial objectives as well as risk and strategic objectives in a similar manner to other members of group executive. Target compensation levels are not established for the group head as individual incentive awards are discretionary. In establishing compensation levels, the human resources committee also considers the compensation market information for the core comparator group. In addition, the committee considers performance and compensation information of institutions outside Canada for additional context given the breadth and global scope of our Capital Markets business, and may make adjustments to ensure risk and performance are appropriately reflected in award amounts.

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Capital Markets Compensation Program (continued)

Form of awards (for group head, RBC Capital Markets and RBC Investor & Treasury Services and chairman and CEO, RBC Capital Markets)	• Cash bonus (35% of variable compensation). • Share-based compensation (65% of variable compensation) comprising PDSUs and stock options. For more information about these awards, see page 66.

Performance adjustments

•  The board may reduce awards at vesting and payout if there has been a material downturn in financial performance or a material failure in managing risk, or if actual risk and performance outcomes are materially different from the assessments made at the time of grant. The human resources committee recommends and the board approves any adjustments.

•  In the event of misconduct or a material error or misstatement of RBC financial results, financial reporting or financial statements, cash bonuses and mid and long-term incentive awards may be subject to clawback, as outlined in the Forfeiture and Clawback Policy, which is summarized on page 58.

Voluntary deferral of short-term incentive awards – Deferred Share Unit Program

Key features	Deferred Share Unit (DSU) Program

Purpose

•  For all executives, the DSU Program provides the opportunity to receive 100%, or a portion (25%, 50% or 75%), of the short-term incentive award in RBC DSUs rather than cash, redeemable only upon retirement, resignation or termination of employment with RBC.

Determining the number of units

•  The elected portion of the award is converted to DSUs based on the average closing market price of shares on the Toronto Stock Exchange (TSX) for the first five trading days in the open window following the fiscal year end. DSUs earn dividend equivalents in the form of additional DSUs as set out in the DSU Program.

Redeeming awards	• When redeemed, DSUs are valued at the average closing price of shares on the TSX for the five trading days immediately preceding the redemption date.

Share ownership requirements

The CEO and group executive are required to maintain a minimum level of share ownership, which extends into retirement for a specified period of time. Executives can meet share ownership requirements through personal holdings, shares accumulated under our employee share ownership plans and share units held under our equity incentive programs, other than the RBC Stock Option Plan (Stock Option Plan). Employees promoted to RBC executive roles or managing directors in RBC Capital Markets have three years to meet the minimum requirement, while those recruited externally have five years. Share ownership information for all named executive officers is shown on pages 77 to 81.

RBC	Multiple of the last three years’ average base salary	Post-retirement
CEO	8 x	24 months
Group executive[1]	6 x	12 months

1	See page 70 for group head, RBC Capital Markets.

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Capital Markets	Multiple of the last three years’ average base salary	+	Multiple of the last three years’ average annual cash bonus	Post-retirement
Group head, RBC Capital Markets	2 x	+	2 x	12 months

2019 CEO and named executive officer incentive awards

The human resources committee evaluates performance taking into account financial and non-financial objectives to assess the overall leadership and performance of the CEO and other named executive officers in a comprehensive and balanced way.

The human resources committee and the board approved performance objectives for the STI Program at the beginning of the year to support the achievement of the bank’s strategic goals to be:

•	the undisputed financial services leader in Canada

•	the preferred partner to corporate, institutional and high net worth clients and their businesses in the U.S., and

•	a leading financial services partner valued for our expertise in select global financial centres.

When determining final compensation, the board may apply informed judgment to adjust the value of awards to ensure the awards appropriately reflect risk as well as other unexpected circumstances that arise during the year and eliminate the possibility of unintended outcomes determined solely by formulas.

STI Program objectives and results

Financial (60% weight)

RBC

•  Achieved net income of $12,871 million, up 3.5% from 2018.

•  For the purposes of determining the STI Program awards in 2019, the board exercised discretion to exclude certain items from 2019 net income that were not contemplated in the planning process, including a gain on the sale of the private debt business of BlueBay of $134 million and an adjustment to revenue, net of variable compensation, of $35 million in Canadian Wealth Management resulting from the alignment of reporting periods, partially offset by the impact of an unfavourable accounting adjustment of $41 million as well as severance and related costs associated with repositioning RBC Investor & Treasury Services business of $83 million. The overall impact of these adjustments resulted in lower adjusted[1] net income for STI purposes of $12,826 million, 5.9% below the STI Program 2019 target of $13,634 million.

$12,871 million net income up 3.5% from 2018

Personal & Commercial Banking

•  Achieved net income of $6,402 million, up 6.2% from 2018, mainly due to average volume growth of 7% and higher spreads. These factors were partially offset by higher provision for credit losses (PCL) and an increase in staff-related costs as well as technology and related costs.

$6,402 million net income up 6.2% from 2018

1

Results excluding these items are non-GAAP measures which are more reflective of our ongoing operating results. For more information on other non-GAAP measures, please refer to page 22 of the 2019 annual report.

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Wealth Management

•  Achieved net income of $2,550 million, up 12.6% from 2018, mainly due to higher average fee-based client assets, an increase in net interest income and a gain on the sale of the private debt business of BlueBay of $134 million (after-tax). These factors were partially offset by increased costs in support of business growth, higher variable compensation commensurate with revenue growth and higher PCL.

$2,550 million net income up 12.6% from 2018

Insurance	• Achieved net income of $806 million, up 4% from 2018, mainly due to the impact of new longevity reinsurance contracts, partially offset by higher claims costs.
$806 million net income up 4% from 2018

Investor & Treasury Services

•  Achieved net income of $475 million, down 35.9% from 2018, primarily due to lower funding and liquidity revenue, severance and related costs associated with repositioning of the business, as well as lower revenue from our asset services business.

$475 million net income down 35.9% from 2018

Capital Markets

•  Achieved net income of $2,666 million, down 4% from 2018, driven by lower revenue in Corporate and Investment Banking, higher PCL and higher technology and related costs. These factors were partially offset by a lower effective tax rate largely reflecting changes in earnings mix, higher revenue in Global Markets and the impact of foreign exchange translation.

$2,666 million net income down 4% from 2018

Client (10% weight)

In 2019, client survey results exceeded targets in Canadian Banking, Wealth Management and Insurance. Industry recognition was strong across our retail businesses, as well as RBC Capital Markets and RBC Investor & Treasury Services. Overall, the 2019 client index was 115%, or 15% above target.

Client survey results	Metric	2019 results

Personal & Commercial Banking (70% weight)	Personal Net Promoter Score (60% weight) Commercial Net Promotor Score (40% weight)	110%

Wealth Management (20% weight)	Canadian Institutional Investors Survey (PH&N) Canada Client Survey U.S. Private Client Satisfaction Survey	120%

Insurance (10% weight)	Net Promoter Score	110%
Total client satisfaction and loyalty result		115%[1]
Other discretionary factors

Capital Markets	Global Investment Banking revenue ranking versus peers

Investor & Treasury Services	Global Custody Survey

1	The calculated result of 112% for 2019 was rounded to reflect strong results in industry awards and rankings as described on page 72.

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Across our five business segments, client satisfaction levels increased in 2019, highlighted by numerous industry awards and rankings including:

•	#1 in all 11 Best Banking categories of the 2019 Ipsos Customer Service Index

•	#2 in “Highest in Customer Satisfaction Among the Big Five Retail Banks” (J.D. Power)

•	“North American Retail Bank of the Year” for the second year in a row (Retail Banker International)

•	“Best Overall Funds Group” ten times and “Best Bond Funds Group” 11 times over the past 13 years (Lipper Canada Fund Awards)

•	“Best Overall Private Banking Services in Canada” for the 12th consecutive year (Euromoney Private Banking and Wealth Management Survey)

•	“Outstanding Global Private Bank” in North America (Private Banker International Global Wealth Awards)

•	improved our ranking to 10th place in Dealogic Global Investment Banking Revenues Ranking

•	“Best Investment Bank in Canada” for the 12th consecutive year (Euromoney), and

•	#2 in Global Custodian Ranking (Global Investor/ISF Global Custody Survey)

Risk and strategic (30% weight)

Risk objectives

Risk management	2019 results

Risk profile within risk appetite	✓	Maintained strong credit ratings (no less than “A” or equivalent).
	✓	Maintained risk profile within defined risk appetite that is in the top half of our peer group.

Strong capital, liquidity and funding	✓	CET1 ratio of 12.1%, up from 11.5% in 2018.
	✓	Liquidity and funding ratios met or exceeded regulatory requirements.
	✓	Maintained strong credit quality with a provision for credit losses ratio of 31 bps (PCL on loans as a percentage of average net loans and acceptances).

Strong internal controls	✓	Achieved predominantly satisfactory regulatory, audit and compliance ratings and enhanced internal controls.
	✓	Continued to maintain a strong and effective internal control environment.

Effective risk conduct and culture	✓	Continued to strengthen risk conduct and culture practices across business segments and functions.

	✓	Risk-related employee opinion survey scores are in line with or exceed the global financial services norm.
	✓	Made substantial progress to strengthen oversight of non-financial and less quantifiable risks, such as reputation and conduct.

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Strategy execution objectives

Business strategy	2019 results

Undisputed financial services leader in Canada	✓	Maintained top (#1 or #2) rankings in market share for all key retail and business products in Canada and #1 market share in Canadian mutual fund assets under management.
	✓	Launched the RBC iShares strategic alliance bringing investors the largest and most comprehensive ETF solution suite in Canada.

	✓	Extended our position as industry leader in full-service wealth advisory business as measured by assets under administration.

	✓	RBC Capital Markets successfully maintained #1 market share position (Dealogic).

Preferred partner to corporate, institutional and high net worth clients and their businesses in the U.S.	✓	Continued expansion in City National’s existing footprint, and expanded offerings to select high growth markets with strong RBC Wealth Management and RBC Capital Markets presence.
	✓	Ranked 7th largest full-service wealth advisor firm as measured by number of advisors.
	✓	Invested further in capabilities, technology and talent to grow our U.S. Wealth Management business, including solid execution on our technology transformation.

	✓	Continued to win significant mandates and won our largest-ever U.S. advisory mandate as sole financial advisor to Branch Banking and Trust Company (BB&T) in its merger with SunTrust.

Leading financial services partner valued for our expertise in select global financial centres	✓	Enhanced distribution capabilities of our international wealth management businesses by leveraging our global strengths, while delivering an exceptional client experience.
	✓	U.K./Europe Equity Capital Markets ranking improved to 16th place in the global league table, from 28th place in fiscal 2018 (Dealogic).
✓

Continued to simplify Personal & Commercial Banking operations in the Caribbean, de-risking the business and improving internal controls, while transforming the business through digitization and physical footprint optimization.

Create meaningful value for clients	✓	Partnered with other market-leading brands and developed capabilities to expand our customer reach and differentiate our product offerings.
	✓	Collaborated with Microsoft to launch RBC Go Digital to help our commercial clients accelerate their digital transformation and journey towards achieving their business goals.
	✓	Delivered differentiated client value through innovative digital solutions, such as RBC Insight Edge and enhancements to NOMI, providing more AI-generated insights to clients.
Brand management	2019 results

Strong brand and leadership in corporate citizenship	✓	Recognized as the most valuable brand in Canada and a top 100 global brand (Brand Finance).
	✓	Announced our new enterprise climate change strategy, the RBC Climate Blueprint, supported by a business target of $100 billion in sustainable financing by 2025.

	✓	Developed a number of programs to help youth get work experience, develop skills and grow their professional network as part of our 10-year, $500 million commitment to empowering youth for the jobs of tomorrow through RBC Future Launch™.

	✓	Improved score or industry ranking in all our top-tier external ESG performance assessments including Sustainalytics, FTSE4Good, MSCI, Vigeo Eiris and RobecoSAM Corporate Sustainability Assessment).

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Talent management	2019 results

Foster strong engagement	✓	Reached record levels of employee engagement and continued to exceed the high-performing companies’ benchmark. 95% of employees said they are proud to be part of RBC.
✓

Continued to create opportunities for employees to achieve their long-term career objectives and gain the skills needed to thrive. 93% of employees said they feel confident to learn new skills to adapt as their job changes.

	✓	Strengthened our inclusive and respectful work environment. 92% of employees said they are treated with respect and 90% indicated management supports diversity in the workplace by recognizing, respecting and leveraging differences.

	✓	Ranked #3 in “Top 25 Most Diverse and Inclusive Companies” in 2019 Refinitiv D&I Index.

Execute key role successions and build a diverse leadership team	✓	Executed smooth transitions of group head, RBC Capital Markets and chief administrative officer and strengthened succession pipeline for other key roles.
✓

Increased representation of women and visible minority executives, maintaining #1 position among the major banks in Canada. Representation of women executives in Canada was 46% and 19% for visible minorities.

MTI and LTI Program objectives and results

We continue to achieve the medium-term objectives considered in determining mid and long-term incentives, as outlined below.

Medium-term objectives	3-year[1]	5-year[1]

Diluted EPS growth of 7%+	9%	8%

ROE of 16%+	17.1%	17.3%

Strong capital ratios (CET1)	11.5%	11.2%

1	Diluted EPS growth is calculated using a compound annual growth rate. ROE and CET1 are calculated using an average.

Maximizing TSR is aligned with our strategic goals discussed on page 48 and represents the most appropriate measure of shareholder value creation. In 2019, we achieved top half TSR performance over the medium term, and our three and five year TSR were higher than the averages of our global performance peer group, which reflects our strong and consistent financial performance.

Annualized TSR vs. peer group	3-year TSR[1]	5-year TSR[1]

Royal Bank of Canada	12% – Top half	10% – Top half

Global peer group average (excluding RBC)	11%	8%

1

The three and the five year annualized TSR are calculated based on our common share price appreciation as per the TSX closing market price plus reinvested dividends for the period from October 31, 2016 to October 31, 2019 and October 31, 2014 to October 31, 2019, respectively.

We review and revise these medium-term objectives as economic, market and regulatory environments change. By focusing on our medium-term objectives in our decision-making, we believe we will be well positioned to provide sustainable earnings growth and solid returns to our common shareholders. For 2020, our medium-term financial performance objectives remain unchanged.

75	Royal Bank of Canada

Executive compensation

CEO performance and compensation

David McKay, president and chief executive officer

Mr. McKay is responsible for the overall leadership and management of Royal Bank of Canada, and sets the strategic direction to drive leading performance, consistent with the interests of shareholders, clients, employees and other stakeholders. He is accountable to the board for the development and successful execution of strategy, while maintaining a strong capital position and prudent management of the risk profile of RBC. Mr. McKay’s overall stewardship responsibilities include setting the right tone from above through leadership actions that exemplify RBC values, shaping culture, developing leadership talent and keeping an ongoing focus on innovation and exceptional client experiences within the RBC diversified business model.

STI Program award

The following determines the STI award for the CEO and other named executive officers, excluding the group head, RBC Capital Markets and RBC Investor & Treasury Services and chairman and CEO, RBC Capital Markets:

Financial objectives (60% of STI target)	+	Client objectives (10% of STI target)	+	Risk and strategic objectives (30% of STI target)	+ or –	Risk adjustment/discretion (Impact -100% to +25%)
ê		ê		ê		ê

RBC net income and segment net income[1]		Client index		• Risk management • Strategy execution • Brand management • Talent management		Adjustments for financial and non-financial risk, including conduct risk, based on assessment of individual, business and external factors

[1]	The CEO and CFO formula is based on total RBC net income; the group heads’ formula is based on the combination of RBC net income and business segment net income.

The human resources committee and the board considered the results as summarized on pages 70 to 74 in determining Mr. McKay’s STI award. The committee recommended and the board approved a total STI award for Mr. McKay of $2,607,800, which was 15.9% above target, as described below.

•  The committee recommended and the board approved an award of $1,201,500 relating to financial performance that was below the net income target for the STI Program of $13,634 million.

•  The board exercised discretion to exclude certain items from 2019 net income that were not contemplated in the planning process. The overall impact of these adjustments resulted in lower adjusted net income for STI purposes. For a summary of these adjustments, refer to page 70.

•  The committee recommended and the board approved an award of $258,800 relating to client satisfaction and loyalty results that exceeded objectives. For a summary of results, refer to pages 71 and 72.

•  Overall, the committee and the board determined that RBC exceeded the risk management, strategy execution, and brand and talent management objectives. For a summary of results, refer to pages 72 to 74.

•  The committee recommended and the board approved an award of $1,147,500 for Mr. McKay’s achievements relative to these objectives.

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Executive compensation

•  The CRO considered the degree to which risk was fully reflected in the financial results for compensation purposes. On the advice of the human resources committee, the board confirmed that no risk adjustments were required to the STI award.

MTI and LTI Program awards

In considering the MTI and LTI awards for Mr. McKay, the human resources committee assessed RBC’s 2019 progress relative to our medium-term objectives, which reflects a longer-term view of strong, consistent and sustainable financial performance and prudent capital and risk management.

The committee recommended and the board approved MTI and LTI awards totaling $8,662,500 granted in the form of performance deferred share units (80%) and stock options (20%). These MTI and LTI awards were modestly above target and slightly below last year, reflecting Mr. McKay’s continued strong leadership in driving solid performance against our medium-term objectives by returning profits to shareholders, delivering a premium return on equity and making organic investments that will strengthen our ability to generate shareholder value over the long term. The committee confirmed that no risk adjustments were required to the MTI and LTI awards, based on the CRO’s review.

2019 total direct compensation

Mr. McKay’s 2019 total compensation is $12,770,300, which is 6.4% above his target of $12,000,000 and 5.7% lower than last year.

	2019 actual ($)		2019 target ($)	2018 actual ($)	2019 actual pay mix

Base salary	1,500,000		1,500,000	1,500,000	14% Options 12% Salary 20% STI 54% PDSUs 88% of pay is at risk
STI award	2,607,800		2,250,000	3,175,300
MTI and LTI awards
PDSUs	6,930,000		6,600,000	7,095,040
Stock options	1,732,500		1,650,000	1,773,760
Total	8,662,500		8,250,000	8,868,800
Total direct compensation	12,770,300	[1]	12,000,000	13,544,100

1	In 2019, 77% of pay at risk was deferred.

2020 target compensation

In reviewing target compensation for 2020, the human resources committee, in its recommendation to the board, took into consideration the following factors:

•	Mr. McKay’s demonstrated growth in leadership capabilities and experience, and progress in delivering key strategic initiatives that position RBC for the future,

•

RBC’s size and scale as the largest Canadian bank in terms of total assets, net income and market capitalization, and we have one of the most diversified and complex business models relative to the core comparator group, and

•	Mr. McKay’s target compensation relative to his peers in the core comparator group as well as the reference comparator group used to provide additional context in establishing the CEO’s target pay.

Based on this review, the board increased Mr. McKay’s MTI and LTI targets by $750,000, resulting in target compensation of $12,750,000 for the 2020 fiscal year.

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Executive compensation

CEO compensation compared to realized and realizable pay over time

The table below compares the compensation awarded to the CEO over the past five years with the value realized or realizable as of December 31, 2019. We also compare the compensation values to the value received by shareholders, which is indexed at $100 to show a meaningful comparison.

Year	Total direct compensation awarded[1] ($ millions)	Value as of December 31, 2019 ($ millions)			Period	Value of $100
		A Realized pay[2]	B Realizable pay[3]	A+B=C Current value		To CEO[4] ($)	To shareholders[5] ($)
2015	10.9	12.7	4.6	17.3	10/31/14 to 12/31/19	159	156
2016	11.5	13.1	2.3	15.4	10/30/15 to 12/31/19	134	160
2017	12.4	4.6	6.9	11.5	10/31/16 to 12/31/19	92	137
2018	13.5	4.7	8.7	13.4	10/31/17 to 12/31/19	99	110
2019	12.8	4.1	6.8	10.9	10/31/18 to 12/31/19	86	111
					Average	114	135

1	Reflects total direct compensation (salary and variable compensation) awarded at year end in respect of performance during the year.

2	Realized pay is the sum of the salary, cash incentive, payout value of share units granted during the period, dividend equivalents paid and the value of options exercised during the period.

3	Realizable pay is the sum of the current value of unvested units granted during the period and the in-the-money value of options outstanding.

4	Represents the actual value to the CEO for each $100 awarded in total direct compensation for the fiscal year indicated, as of December 31, 2019 for each period.

5	Represents the value of a $100 investment in RBC common shares made on the first day of the period indicated, assuming the dividends are reinvested.

Share ownership

Values are based on $106.24, the closing price of RBC common shares on the TSX on October 31, 2019.

PDSUs ($)	Personal holdings		Requirement	Total holdings ($) (as a multiple of requirement)
	DSUs ($)	Shares ($)
23,053,743	1,919,925	3,903,231	8 x average salary	28,876,899 (19.3 x average salary)

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Executive compensation

Performance and compensation of other named executive officers

A detailed description of the results relative to financial and client objectives for the named executive officers is provided on pages 70 to 72.

Rod Bolger, chief financial officer

As chief financial officer, Mr. Bolger is responsible for Finance, Investor Relations, Corporate Treasury, Taxation and Law. Together with other members of group executive, he is responsible for setting the overall strategic direction of RBC. In addition, Mr. Bolger chairs the RBC asset-liability committee, which oversees the economic outlook and forecast, balance sheet management, interest rate risk, liquidity risk and funding and capital targets.

2019 performance highlights

•	Enabled value-added insights through an enhanced enterprise performance management system, streamlined processes and improved technology.

•

Established financial resource reporting and optimization forum for RBC Capital Markets and RBC Investor & Treasury Services, resulting in improved wholesale liquidity coverage ratio and decreased volatility.

•	Launched Enterprise Internal Control Playbook which clarified expectations of partners and stakeholders, reduced duplication of effort, streamlined processes and supported earlier risk identification.

2019 STI, MTI and LTI awards

The human resources committee recommended and the board approved an STI award of $896,000, an MTI award of $2,037,040 and an LTI award of $509,260.

Total direct compensation

	2019 actual ($)	2019 target ($)	2018 actual ($)	2019 actual pay mix

Base salary	700,000	700,000	700,000
STI award	896,000	875,000	1,116,700
MTI and LTI awards
PDSUs	2,037,040	1,940,000	1,913,520
Stock options	509,260	485,000	478,380
Total	2,546,300	2,425,000	2,391,900
Total direct compensation	4,142,300[1]	4,000,000	4,208,600

1	In 2019, 74% of pay at risk was deferred.

Share ownership

Values are based on $106.24, the closing price of RBC common shares on the TSX on October 31, 2019.

PDSUs ($)	Personal holdings		Requirement	Total holdings ($) (as a multiple of requirement)
	DSUs ($)	Shares ($)
4,915,767	–	547,042	6 x average salary	5,462,809 (8.1 x average salary)

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Executive compensation

Douglas Guzman, group head, RBC Wealth Management,

RBC Insurance and RBC Investor & Treasury Services

As group head, RBC Wealth Management and RBC Insurance, Mr. Guzman leads the RBC businesses that serve the wealth management needs of affluent and high net worth clients globally, and the teams that provide asset management and trust products. He also oversees RBC Insurance, which provides a wide range of insurance, wealth and reinsurance products and solutions to individual, business and group clients. Effective November 1, 2019, Mr. Guzman assumed leadership for Investor & Treasury Services in addition to his current responsibilities.

2019 performance highlights

•

Extended our position as industry leader in our full-service private wealth business in Canada, and enhanced digital and data capabilities to drive increased client satisfaction and advisor productivity.

•

Maintained #1 market share in Canadian mutual fund assets under management and launched the RBC iShares strategic alliance, bringing Canadian investors Canada’s largest and most comprehensive ETF solution suite.

•	Completed a technology transformation initiative to deliver a single integrated insurance platform, which provides a better experience for clients, employees and plan administrators.

2019 STI, MTI and LTI awards

In respect of Mr. Guzman’s role as group head, RBC Wealth Management and RBC Insurance, the human resources committee recommended and the board approved an STI award of $965,300, an MTI award of $2,877,040 and an LTI award of $719,260. Mr. Guzman also participates in the Capital Markets Compensation Program, as described on pages 68 and 69, in connection with his role as deputy chair, RBC Capital Markets. The human resources committee recommended and the board approved a Capital Markets bonus allocation of $1,800,000.

Total direct compensation

	2019 actual ($)		2019 target ($)		2018 actual ($)	2019 actual pay mix

Base salary	700,000		700,000		700,000
STI award	965,300		875,000		1,102,000
MTI and LTI awards
PDSUs	2,877,040		2,740,000		2,945,520
Stock options	719,260		685,000		736,380
Total	3,596,300		3,425,000		3,681,900
Total direct compensation	5,261,600		5,000,000		5,483,900
Capital Markets bonus	1,800,000	[1]	2,000,000	[3]	2,000,000
Total direct compensation	7,061,600	[2]	7,000,000		7,483,900

1	40% of the Capital Markets bonus allocation was deferred.

2	In 2019, 68% of pay at risk was deferred.

3	Capital Markets bonus is determined by business and individual performance as described on page 68. Incentive awards are discretionary (maximum $2,000,000).

Share ownership

Values are based on $106.24, the closing price of RBC common shares on the TSX on October 31, 2019.

PDSUs ($)	Personal holdings		Requirement	Total holdings ($) (as a multiple of requirement)
	DSUs ($)	Shares ($)
13,055,874	13,678,696	486,461	6 x average salary	27,221,031 (38.9 x average salary)

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Executive compensation

Douglas McGregor, group head, RBC Capital Markets and

RBC Investor & Treasury Services, and chairman and CEO, RBC Capital Markets

As group head, chairman and CEO of RBC Capital Markets, Mr. McGregor oversaw the firm’s global Corporate & Investment Banking and Global Markets activities. He also directly led the investment bank’s real estate lending businesses. As group head of RBC Investor & Treasury Services, he was responsible for custody, treasury and financing services for institutional clients globally. Mr. McGregor retired on January 31, 2020. Mr. McGregor continued to serve as chairman, RBC Capital Markets from November 1, 2019 until his retirement.

2019 performance highlights

•	Improved our ranking to 10th place in the global league table (Dealogic), maintained #1 market share position in Canada (Dealogic) and ranked Best Investment Bank in Canada (Euromoney).

•	Invested in technology and innovation to enhance existing capabilities to drive growth in our Global Markets business, including investment in an artificial intelligence-powered platform.

•	Continued to win significant mandates including our largest-ever U.S. advisory mandate as sole financial advisor to BB&T in its merger with SunTrust.

2019 STI, MTI and LTI awards

Mr. McGregor participates in the Capital Markets Compensation Program (see pages 68 and 69 for more information on this program). Individual performance is based on financial results as well as risk and strategic objectives. Mr. McGregor’s incentive awards are discretionary.

The human resources committee recommended and the board approved incentive compensation of $8,750,000, which was allocated as follows: 35% cash ($3,062,500); 52% performance deferred share units ($4,550,000); and 13% stock options ($1,137,500).

Total direct compensation

	2019 actual ($)	2018 actual ($)	2019 actual pay mix

Base salary	750,000	750,000	12% Options 8% Salary 32% STI 48% PDSUs 92% of pay is at risk
Performance-based incentive awards
Annual incentives	3,062,500	3,500,000
PDSUs	4,550,000	5,200,000
Stock options	1,137,500	1,300,000
Total direct compensation	9,500,000[1]	10,750,000

1	In 2019, 65% of pay at risk was deferred.

Share ownership

Values are based on $106.24, the closing price of RBC common shares on the TSX on October 31, 2019.

PDSUs ($)	Personal holdings		Requirement	Total holdings ($) (as a multiple of requirement)
	DSUs ($)	Shares ($)
18,094,894	56,300,292	6,666,738[1]	2 x average salary and cash bonus	81,061,924[1] (19.5 x average salary and cash bonus)

1	These values include 5,000 preferred shares based on $17.94, the closing price of the series BF preferred shares on October 31, 2019.

81	Royal Bank of Canada

Executive compensation

Neil McLaughlin, group head, Personal & Commercial

Banking

As group head, Personal & Commercial Banking, Mr. McLaughlin is responsible for developing and executing the integrated strategy for RBC banking businesses, including personal and commercial financial services, credit cards and payments, digital solutions, as well as sales and branch distribution, operations and advice centres. Personal & Commercial Banking provides a broad suite of financial products and services to individual and business clients across Canada, the U.S. and the Caribbean.

2019 performance highlights

•

Maintained #1 or #2 rankings in market share for all key retail and business products in Canada. Received industry recognition winning all 11 Best Banking categories of the Ipsos Customer Service index.

•	Provided exceptional and secure client experiences via our digital platforms, including a student mobile banking experience that is the first-of-its-kind in Canada.

•	Enhanced the digital experience for our business clients as well as launched new capabilities allowing them to gain insights to grow their business with RBC Insight Edge.

2019 STI, MTI and LTI awards

The human resources committee recommended and the board approved an STI award of $1,017,300, an MTI of $2,457,040 and an LTI award of $614,260.

Total direct compensation

	2019 actual ($)		2019 target ($)	2018 actual ($)	2019 actual pay mix

Base salary	700,000		700,000	700,000	13% Options 15% Salary 21% STI 51% PDSUs 85% of pay is at risk
STI award	1,017,300		875,000	1,160,000
MTI and LTI awards
PDSUs	2,457,040		2,340,000	1,999,520
Stock options	614,260		585,000	499,880
Total	3,071,300		2,925,000	2,499,400
Total direct compensation	4,788,600	[1]	4,500,000	4,359,400

1	In 2019, 75% of pay at risk was deferred.

Share ownership

Values are based on $106.24, the closing price of RBC common shares on the TSX on October 31, 2019.

PDSUs ($)	Personal holdings		Requirement	Total holdings ($) (as a multiple of requirement)
	DSUs ($)	Shares ($)
4,125,056	–	639,430	6 x average salary	4,764,486 (7.4 x average salary)

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Executive compensation

Talent management and succession planning

We take an integrated approach to talent management and succession planning using a comprehensive framework aligned to our business strategies. We also have a future-focused leadership model that outlines in clear language our expectations of leadership in today’s competitive landscape. We focus on the identification, assessment and development of executives and high-potential talent to build leadership capabilities and strengthen overall succession, ensuring we have a diverse pipeline of leaders to drive both short and longer-term performance. The CEO and senior leaders are stewards of the enterprise talent agenda and have specific performance objectives relating to talent management and succession planning, and are held accountable through their annual performance assessment.

We believe leaders learn best from meaningful and varied on-the-job experiences, and our staffing processes facilitate optimizing both business performance and individual development. Our intent is to differentiate development for high-potential talent to prepare them for broader and more complex roles, while also taking into consideration the need to build critical leadership capabilities. Clear accountability frameworks, staffing goals and a commitment to developing a robust pipeline of diverse leaders help us advance women and visible minorities in leadership roles.

Our philosophy of development and promotion from within strengthens our culture, supports talent retention and provides more options for succession. We complement this practice with selective external hiring to bring in critical skills and capabilities, close succession gaps and foster diverse thinking. We also have a formal leadership development curriculum.

The human resources committee plays a key role in supporting the board in its oversight of talent management and succession planning. Annually, the human resources committee reviews and discusses with management the executive talent management report, which outlines the processes and practices for leadership development, the depth and diversity of succession pools for senior leadership roles across RBC, talent and succession risk metrics, progress made over the year and plans for the upcoming year. The human resources committee and the board review our leadership strategy annually.

Over the course of the year, the board reviews and discusses succession plans for the CEO, group executive and oversight function heads, including an in-depth discussion of contingency as well as short, medium and long-term succession plans for these roles and specific plans to address gaps. As part of this process, the CEO discusses the strengths and areas for development of key succession candidates, their development progress over the prior year and their future development plans. The board reviews and discusses possible scenarios for succession over various time horizons and development options such as job rotations and expanded mandates to further develop and assess potential successors. The board takes a systematic approach to meeting and getting to know succession candidates, including earlier-in-career high-potential talent. Talent strategies are also integrated into business strategies, which the board, with support from the human resources committee, reviews regularly throughout the year.

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Executive compensation

Executive compensation alignment with shareholder returns

The following chart compares the cumulative TSR of $100 invested in shares (assuming the dividends are reinvested) from October 31, 2014 to October 31, 2019, with the cumulative total return of the S&P/TSX Composite Banks Index and the S&P/TSX Composite Index over the same time period. Total compensation represents the approved aggregate compensation for the named executive officers (NEOs) as reported in each year’s management proxy circular.

Total shareholder return on $100 investment and NEO compensation trend

5-year total shareholder return on $100 investment	2014	2015	2016	2017	2018	2019
Royal Bank of Canada ($)	100	97	114	142	140	161
S&P/TSX Composite Banks Index ($)	100	97	113	139	137	151
S&P/TSX Composite Index ($)	100	95	108	120	116	131
NEO compensation
NEO total compensation ($ millions)[1]	46.1	39.1	40.8	40.7	41.6	39.5

1

Total compensation represents the approved aggregate compensation for the named executive officers as reported in each year’s management proxy circular. The figure for 2019 includes the total compensation for Mr. McKay, Mr. Bolger, Mr. Guzman, Mr. McGregor and Mr. McLaughlin.

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Executive compensation

Cost of management ratio

We use cost of management ratios to show how corporate performance compares to compensation awarded to named executive officers. The following chart shows the link between RBC performance (as a percentage of RBC net income) and total compensation for the CEO and other named executive officers, as reported in the summary compensation table for the five-year period that ended October 31, 2019.

NEO compensation	2015	2016	2017	2018	2019
NEO total compensation ($ millions)[1]	39.1	40.8	40.7	41.6	39.5

1

Total compensation represents the approved aggregate compensation for the named executive officers as reported in each year’s management proxy circular. The figure for 2019 includes the total compensation for Mr. McKay, Mr. Bolger, Mr. Guzman, Mr. McGregor and Mr. McLaughlin.

85	Royal Bank of Canada

Executive compensation

Executive compensation tables

Summary compensation table

Name and principal position	Year	Salary ($)	Share-based awards ($)	Option-based awards ($)
D. McKay President and chief executive officer	2019	1,500,000	6,930,000	1,732,500
	2018	1,500,000	7,095,040	1,773,760
	2017	1,500,000	6,300,000	1,575,000
R. Bolger	2019	700,000	2,037,040	509,260
Chief financial officer[1]	2018	700,000	1,913,520	478,380
	2017	629,452	1,529,040	382,260
D. Guzman Group head, RBC Wealth Management, RBC Insurance and RBC Investor & Treasury Services	2019	700,000	3,597,040	719,260
	2018	700,000	3,745,520	736,380
	2017	700,000	3,676,000	719,000

D. McGregor Group head, RBC Capital Markets and RBC Investor & Treasury Services, and chairman and CEO, RBC Capital Markets	2019	750,000	4,550,000	1,137,500
	2018	750,000	5,200,000	1,300,000
	2017	750,000	5,200,000	1,300,000

N. McLaughlin Group head, Personal & Commercial Banking[2]	2019	700,000	2,457,040	614,260
	2018	700,000	1,999,520	499,880
	2017	522,112	1,090,400	272,600

1

Mr. Bolger was appointed chief financial officer and joined group executive on December 1, 2016. Mr. Bolger’s 2017 compensation reflects both his current role as the chief financial officer and his previous role as executive vice-president, Finance and Controller.

2

Mr. McLaughlin was appointed group head, Personal & Commercial Banking and joined group executive on May 1, 2017. Mr. McLaughlin’s 2017 compensation reflects both his current role as the group head, Personal & Commercial Banking and previous role as executive vice-president, Business Financial Services.

The salaries shown may differ from other compensation tables as the figures above represent salaries received in the fiscal year and other tables may include the annual base salary for the calendar year. All information in this section is for the fiscal year ended October 31, 2019, unless otherwise noted, and complies with the requirements of the Canadian Securities Administrators.

Share-based awards

The 2019 amounts for each named executive officer represent the grant date fair value of performance deferred share units awarded on December 16, 2019 under the PDSU Program. The grant date fair value of each unit granted to each named executive officer was $104.148, based on the average closing price of RBC common shares on the TSX for the five trading days immediately preceding the grant date. The 2018 and 2017 amounts for each named executive officer represent the grant date fair value of performance deferred share units awarded.

For 2019, Mr. Guzman received incentive compensation of $1,800,000, comprised of a cash award of $1,080,000 and a performance deferred share unit award granted under the PDSU Program of $720,000 in recognition of his responsibilities as deputy chair, RBC Capital Markets. For each of 2017 and 2018, he received $2,000,000, comprised of a cash award of $1,200,000 and a PDSU award of $800,000.

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Executive compensation

Non-equity annual incentive plan compensation ($)	Pension value ($)	All other compensation ($)	Total compensation ($)
2,607,800	877,000	46,603	13,693,903
3,175,300	901,000	44,877	14,489,977
3,055,000	886,000	44,877	13,360,877
896,000	161,000	21,748	4,325,048
1,116,700	170,000	20,367	4,398,967
959,700	180,000	18,296	3,698,748
2,045,300	6,500	4,500	7,072,600
2,302,000	6,500	4,500	7,494,900
2,340,000	6,500	4,500	7,446,000

3,062,500	6,500	4,500	9,511,000
3,500,000	6,500	4,500	10,761,000
3,500,000	6,500	4,500	10,761,000

1,017,300	102,000	21,748	4,912,348
1,160,000	109,000	20,942	4,489,342
780,000	179,000	14,758	2,858,870

Option-based awards

The amounts for each named executive officer represent awards made under the Stock Option Plan. RBC uses the Black-Scholes model to value stock option awards for compensation purposes. For 2019, the compensation value was 13.2% of the grant price ($104.701); for 2018, the compensation value was 13.8% of the grant price ($96.548); and for 2017, the compensation value was 16.9% of the grant price ($102.333).

The following assumptions informed the Black-Scholes compensation value of option awards:

Fiscal year	Term	Risk-free rate	Dividend yield	Volatility
2019	10 years	1.6%	4.0%	21.7%[1]

2018	10 years	2.5%	4.1%	21.3%

2017	10 years	2.0%	3.6%	24.2%

1	Reflects the average ten-year daily share price volatility for the last five years.

In 2019, the Black-Scholes value was calculated incorporating a five-year rolling average in addition to the ten-year daily share price volatility calculation to generate a compensation value that is consistent with historical levels.

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Executive compensation

The Black-Scholes compensation value of stock options differs from the accounting fair value disclosed in our 2019 annual consolidated financial statements. Under International Financial Reporting Standard 2, Share-based Payment (IFRS 2), options must be treated as an expense using the fair value method of accounting. The accounting fair value of each award is determined as of the grant date and is amortized over the relevant vesting period. While the Black-Scholes model is also used to calculate the accounting fair value, the assumptions used in the accounting fair value calculation are based on an expected term of six years, rather than the full option term of ten years. This is consistent with IFRS 2 and reflects forfeitures as well as the historical exercise pattern of RBC executives. The accounting fair value for 2019 was 5.8% of the grant price, 6.0% of the grant price for 2018 and 6.5% of the grant price for 2017. As the compensation fair value is greater, we awarded fewer options than if we had used the accounting fair value to determine the option awards.

Non-equity annual incentive plan compensation

The total STI award for each named executive officer includes cash or deferred share units. Executives who voluntarily chose to receive their 2019 annual STI award in DSUs received DSUs based on the average closing price of RBC common shares on the TSX for the first five trading days in the open trading window in December, which was $104.148.

Pension value

Pension value represents compensatory change. See pages 91 to 92 for more information on pension benefits for the named executive officers. The 2017 values for Mr. Bolger and Mr. McLaughlin reflect a one-time compensatory change resulting from changes to pension arrangements upon appointment to group executive.

All other compensation

These amounts represent the RBC contribution under the Royal Employee Savings and Share Ownership Plan (RESSOP) or RBC Dominion Securities Savings Plan (DSSP). The named executive officers participate in the employee share ownership plans on the same basis as other employees. See page 92 for more information about these plans.

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Executive compensation

Incentive plan awards

Outstanding share-based and option-based awards

In the following table, option-based awards include all unexercised stock options outstanding as of October 31, 2019. The value of unexercised in-the-money options as of October 31, 2019 is the difference between the exercise price of the options and $106.24, the closing price of RBC common shares on the TSX on October 31, 2019, the last trading day of the fiscal year.

Share-based awards refer to unvested share units previously awarded through the PDSU Program and DSU Program as of October 31, 2019. The value of unvested units awarded under the PDSU Program assumes that there is no performance adjustment for relative TSR performance and that the three-year average ROE is above the applicable performance threshold. For each named executive officer, the value of unvested units is based on a share price of $106.24, the closing price of RBC common shares on the TSX on October 31, 2019, the last trading day of the fiscal year. See pages 66 to 69, for more information about these awards.

	Option-based awards						Share-based awards

Name	Grant date	Number of securities underlying unexercised options (#)	Option exercise price ($)	Option expiration date	Value of unexercised in-the-money options ($)	Value of options exercised[1] ($)	Number of shares or units of shares that have not vested (#)	Market or payout value of share- based awards that have not vested ($)	Market or payout value of vested share-based awards not paid out or distributed ($)
D. McKay[2]	15-Dec-2008	–	35.368	15-Dec-2018	–	621,558
	16-Dec-2009	8,258	55.041	16-Dec-2019	422,801	4,043,971
	15-Dec-2010	82,668	52.595	15-Dec-2020	4,434,725
	14-Dec-2011	58,542	48.933	14-Dec-2021	3,354,866
	11-Dec-2012	44,852	58.648	11-Dec-2022	2,134,596
	17-Dec-2013	45,438	69.170	17-Dec-2023	1,684,387
	15-Dec-2014	74,852	78.587	15-Dec-2024	2,069,882
	14-Dec-2015	162,428	74.392	14-Dec-2025	5,173,007
	12-Dec-2016	184,714	90.230	12-Dec-2026	2,957,271
	11-Dec-2017	91,288	102.333	11-Dec-2027	356,662
	10-Dec-2018	133,130	96.548	10-Dec-2028	1,290,296
							216,997	23,053,743
Total		886,170			23,878,493	4,665,529	216,997	23,053,743	–
R. Bolger	14-Dec-2011	10,644	48.933	14-Dec-2021	609,976
	11-Dec-2012	11,862	58.648	11-Dec-2022	564,536
	17-Dec-2013	11,360	69.170	17-Dec-2023	421,115
	15-Dec-2014	12,352	78.587	15-Dec-2024	341,570
	14-Dec-2015	21,844	74.392	14-Dec-2025	695,688
	12-Dec-2016	24,014	90.230	12-Dec-2026	384,464
	11-Dec-2017	22,156	102.333	11-Dec-2027	86,563
	10-Dec-2018	35,906	96.548	10-Dec-2028	348,001
							46,270	4,915,767
Total		150,138			3,451,913	–	46,270	4,915,767	–
D. Guzman	12-Dec-2016	84,354	90.230	12-Dec-2026	1,350,508
	11-Dec-2017	41,674	102.333	11-Dec-2027	162,820
	10-Dec-2018	55,270	96.548	10-Dec-2028	535,677
							122,890	13,055,874
Total		181,298			2,049,005	–	122,890	13,055,874	–
D. McGregor	17-Dec-2013	–	69.170	17-Dec-2023	–	926,823
	15-Dec-2014	52,174	78.587	15-Dec-2024	1,442,768	1,323,626
	14-Dec-2015	132,908	74.392	14-Dec-2025	4,232,854	533,826
	12-Dec-2016	148,080	90.230	12-Dec-2026	2,370,761
	11-Dec-2017	75,348	102.333	11-Dec-2027	294,385
	10-Dec-2018	97,572	96.548	10-Dec-2028	945,668
							170,321	18,094,894	10,401,317
Total		506,082			9,286,436	2,784,275	170,321	18,094,894	10,401,317
N. McLaughlin	17-Dec-2013	–	69.170	17-Dec-2023	–	141,941
	15-Dec-2014	–	78.587	15-Dec-2024	–	142,168
	14-Dec-2015	10,082	74.392	14-Dec-2025	321,092
	12-Dec-2016	14,778	90.230	12-Dec-2026	236,596
	11-Dec-2017	15,800	102.333	11-Dec-2027	61,731
	10-Dec-2018	37,520	96.548	10-Dec-2028	363,644
							38,828	4,125,056
Total		78,180			983,063	284,109	38,828	4,125,056	–

1	The value of options exercised is the benefit from the exercise of options granted in previous years before deductions for taxes and commissions.

2	Mr. McKay’s options were exercised as part of the automatic exercise of options program and were due to expire in December 2018 and December 2019.

89	Royal Bank of Canada

Executive compensation

Incentive plan awards – value vested or earned during the year

The table below includes the portion of option-based awards and any share-based awards under the PDSU Program that vested in the year ended October 31, 2019. It also includes the STI or annual bonus that was awarded for the 2019 fiscal year and paid in December 2019, received by the named executive officers in cash or deferred share units.

Name	Option-based awards – value vested during the year[1] ($)	Share-based awards – value vested during the year[2] ($)	Non-equity incentive plan compensation – value earned during the year ($)

D. McKay	2,198,322	9,064,696	2,607,800

R. Bolger	313,619	1,219,045	896,000

D. Guzman	0	3,390,309	2,045,300

D. McGregor	2,318,917	8,533,317	3,062,500

N. McLaughlin	138,181	562,636	1,017,300

1	For the options granted on:
•	December 15, 2014 at an exercise price of $78.59, 50% of options vested on December 15, 2018 at a fair market value of $94.32, the previous trading day’s closing share price, and
•	December 14, 2015 at an exercise price of $74.39, 50% of options vested on December 14, 2018 at a fair market value of $94.21, the previous trading day’s closing share price.

2

For Mr. McKay, Mr. Bolger, Mr. McGregor and Mr. McLaughlin, the amounts reflect values received from awards under the PDSU Program. The awards vested on December 14, 2018 and were paid out in cash based on a share price of $94.13, which represents the average price of RBC common shares on the TSX for the five trading days immediately preceding December 14, 2018. At the time of vesting, the performance component of the awards paid out at 110% to reflect the RBC TSR relative to the global performance peer group as described on page 67. For Mr. Guzman, the amount reflects values received from awards under the Capital Markets Compensation Program. The awards vested on October 31, 2018 and were paid out in cash in December 2018 based on a share price of $94.65, which represents the average price of shares on the TSX for the five trading days immediately preceding October 31, 2018.

Securities authorized for issuance under equity compensation plans

The following table shows the equity securities authorized for issuance from treasury under compensation plans as of October 31, 2019, as approved by shareholders. Our equity compensation plans do not permit the issuance of shares that shareholders have not previously approved. The numbers shown in the table relate to the Stock Option Plan.

Plan category	Number of securities to be issued upon exercise of outstanding options (a) (#)		Weighted-average exercise price of outstanding options (b) ($)	Number of securities remaining available for future issuance under equity compensation plans (excluding securities reflected in column (a)) (c) (#)

Equity compensation plans approved by security holders	5,940,784	[1]	83.79	8,171,086

Equity compensation plans not approved by security holders	–		–	–

Total	5,940,784		83.79	8,171,086

1

Stock options assumed in connection with the acquisition of City National are not included in this table; the number of these outstanding options as of October 31, 2019 is 1,008,960. The weighted average exercise price of City National stock options outstanding is $56.87. Similarly, stock awards assumed in connection with this acquisition are not included in this table; the number of these outstanding awards as of October 31, 2019 is 747,351. The number of these options and awards is equal to the number of RBC common shares to be issued upon exercise or payment.

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Executive compensation

Stock Option Plan

The maximum number of shares that may be issued to executives, as designated by the human resources committee under the Stock Option Plan, may not exceed 112 million shares (representing 7.81% of issued and outstanding common shares as of October 31, 2019). As described in the table below, as of October 31, 2019, outstanding stock options represented 0.4% of shares outstanding. Shares issuable under options that expire, terminate or are cancelled without having been exercised are available for subsequent grants of options under the plan. The exercise price of options is determined as the higher of the volume-weighted average of the trading price per share of a board lot of RBC common shares traded on the TSX: (i) on the day preceding the date of grant, and (ii) for the five consecutive trading days immediately preceding the date of grant.

Option grants may include stock appreciation rights (SARs). The exercise of a SAR entitles the participant to a cash payment equal to the number of shares covered by the SAR, multiplied by the amount by which the closing price on the TSX on the day prior to exercise exceeds the exercise price of the corresponding option. Upon the exercise of an option, the corresponding SAR is cancelled and vice versa. There are no SARs outstanding as of October 31, 2019.

Unvested stock options are forfeited if the participant’s employment is terminated, other than for retirement (as outlined on pages 93 and 94), disability or death. In the event of disability, options continue to vest and must be exercised within ten years1 from the grant date. Upon death, options vest immediately and may be transferred by will or pursuant to laws of succession. The participant’s legal successor must exercise the options within 24 months after the date of death or within ten years from the grant date, whichever is earlier. See pages 93 and 94 for details on when a participant’s options terminate in circumstances other than disability or death.

The Stock Option Plan authorizes the board to make certain plan amendments without shareholder approval, including administrative changes, termination of the plan, changes to vesting provisions and amendments to comply with changes to laws and regulations or accounting requirements. Shareholders approved this amendment procedure at the 2007 annual meeting. For more information on the Stock Option Plan, see page 66.

The table below provides additional information on the Stock Option Plan for the past three years.

	Number of options as of October 31, 2019	Stock options as a % of weighted average outstanding common shares for the applicable fiscal year
		Target	2019	2018	2017

Overhang (options outstanding and available to grant)	14,111,870	< 10%	1.0%	1.0%	1.1%

Dilution (current outstanding options)	5,940,784	< 5%	0.4%	0.4%	0.4%

Burn rate (the number of options issued each year)	1,090,683	< 1%	0.08%	0.05%	0.10%

1

During 2019, the board amended the provision in the Stock Option Plan relating to expiry following retirement and disability, as permitted by its terms. Options granted after December 2019 expire ten years from the grant date. Options granted prior to December 2019 expire ten years from the grant date or 60 months following the date of retirement or disability, whichever is earlier.

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Executive compensation

Pension plan and other benefits

Defined benefit pension plan

Mr. McKay, Mr. Bolger and Mr. McLaughlin participate in the RBC Canadian Defined Benefit (DB) pension plan on the same basis as other employees.

The normal retirement age under the plan is 65, although early retirement benefits are available from age 55. Benefits are reduced for early retirement unless the member retires with 35 years of pensionable service.

Under the RBC Canadian DB pension plan, retirement income is determined using a formula that takes into account pensionable earnings and pensionable service. We define pensionable earnings as base salary and annual incentive awards during the best 60 consecutive months, capped at $175,000 per year.

Supplemental pension benefits

In addition to the RBC Canadian DB pension plan, Mr. McKay, Mr. Bolger and Mr. McLaughlin receive supplemental pension benefits as defined under their individual executive pension arrangements. The supplemental pension benefits are capped for all named executive officers. The supplemental pension benefits vest when the executive retires from RBC and payments are subject to non-competition provisions.

The key provisions of the individual executive pension arrangements are as follows.

CEO pension plan arrangement

Mr. McKay’s individual executive pension arrangement provides for an annual pension of $700,000 at age 55, increasing by $110,000 for each additional year of service after age 55 and capped at a maximum annual pension of $1,250,000 at age 60 or later, inclusive of benefits payable from the RBC Canadian DB pension plan. Increases to Mr. McKay’s salary do not increase Mr. McKay’s pension benefits.

Other named executive officers

The pension arrangements for Mr. Bolger and Mr. McLaughlin provide for an annual pension of $125,000 at age 55, increasing by $30,000 for each additional year of service from age 55 to 60, and by $15,000 for each additional year of service from age 60 to 65; to a maximum annual pension of $350,000 at age 65, inclusive of benefits payable from all RBC pension plans. Increases to Mr. Bolger’s and Mr. McLaughlin’s salaries do not increase their pension benefits.

The table below shows the pension benefits the named executive officers are entitled to receive under their individual executive pension arrangements, which include benefits payable from RBC pension plans:

Name	Number of years of credited service (#)	Annual pension benefits payable ($)		Opening present value of defined benefit obligation ($)	Compensatory change[2] ($)	Non- compensatory change[3] ($)	Closing present value of defined benefit obligation ($)
		At year end[1]	At age 65
D. McKay	15.9	801,000	1,250,000	13,670,000	877,000	3,084,000	17,631,000
R. Bolger	4.5	79,000	350,000	620,000	161,000	230,000	1,011,000
N. McLaughlin	4.8	61,000	350,000	588,000	102,000	218,000	908,000

1	Annual pension benefits payable are benefits that have accrued and in some cases may not be fully vested.

2

Compensatory changes are the values of the projected pension earned from November 1, 2018 to October 31, 2019. The amounts shown are consistent with the disclosure in Note 17 of our 2019 annual consolidated financial statements for the year ended October 31, 2019.

3

Non-compensatory changes include interest on obligations at the beginning of the year, gains and losses due to differences in actual experience compared to actuarial assumptions (other than those reflected in compensatory changes), employee contributions, and changes in actuarial assumptions, such as movements in the discount rate.

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Executive compensation

The table below shows the years of credited service under the individual executive pension arrangements and the years of RBC service as of October 31, 2019.

Name	Years of credited service (#)	Years of RBC service (#)
D. McKay	15.9	31.6
R. Bolger	4.5	8.6
N. McLaughlin	4.8	21.5

Defined contribution pension plans

•

Mr. Guzman participates in the RBC Canadian Defined Contribution (DC) pension plan on the same basis as other employees. Participants may choose to contribute from 0% to 8% of their earnings, to an annual maximum ($20,730 in 2019). RBC provides required and matching contributions to a maximum of $6,500 per year.

•

Mr. McGregor participates in the RBC Dominion Securities Inc. DC pension plan for managing directors who joined prior to January 1, 2002. Participants are required to contribute 3% of their earnings to an annual maximum of $6,500 per year and may choose to contribute an additional 1% to 5% of their earnings, to an annual maximum ($13,500 in 2019). RBC provides required and matching contributions to a maximum of $6,500 per year. Participants may invest their own contributions in a registered retirement savings plan account and invest the RBC matching contributions in the DC pension plan.

The table below shows the account balances for named executive officers participating in a DC pension plan.

Name	Accumulated value at start of year ($)	Compensatory ($)[1]	Accumulated value as of October 31, 2019 ($)
D. Guzman	643,813	6,500	752,004
D. McGregor	191,578	6,500	219,451

1	Compensatory change represents the employer contribution to a DC pension plan on behalf of the named executive officers.

Other benefits

Executives participate in RBC benefits programs on the same basis as other employees. The benefits programs include healthcare coverage, life and accident insurance and disability coverage. The benefits programs are comparable to the programs provided by companies in our core compensation comparator group.

In Canada, RBC executives can participate in the Royal Employee Savings and Share Ownership Plan (RESSOP), and executives in Capital Markets can participate in the RBC Dominion Securities Savings Plan (DSSP), on the same basis as other employees in Canada. RBC provides a 50% matching contribution invested in shares up to a maximum of 3% of eligible earnings. RBC caps its matching contribution at $4,500 annually for DSSP members. RBC executives also receive perquisites as part of their executive compensation program. Executive perquisites vary by position and are comparable to those provided by companies in our core compensation comparator group.

93	Royal Bank of Canada

Executive compensation

Employment contracts, termination and change of control

Employment contracts

RBC does not have employment contracts with any of the named executive officers; however, we have standard compensation policies that govern termination or change of control situations.

Termination

We design our severance plans and policies to expedite the transition to alternative employment, comply with relevant legal requirements and reflect market practices. As required by Canadian law, we base our severance calculations for our Canadian employees on service, age and position. Bonuses or short-term incentive payments for the severance period are calculated with reference to relevant individual and business performance factors.

If a named executive officer is terminated for cause, we will not pay severance and, at the discretion of the board, they will forfeit their:

•	bonus payments under the STI Program

•	units previously awarded and unvested under the PDSU Program

•	unvested options under the Stock Option Plan, and

•	other annual bonus awards.

Change of control

We have a change of control policy that covers the named executive officers and certain other senior executives. It is designed to ensure that key members of management remain in their role for the benefit of shareholders in the event RBC is involved in a major transaction, including:

•	an entity or individual becomes the beneficial owner of 20% or more of the voting shares of Royal Bank of Canada

•	a change of more than 50% of the members of the bank’s board of directors

•	a merger or consolidation with another entity that would result in voting shares of the bank representing less than 60% of the combined voting power following the merger or consolidation, or

•	a sale or disposition of 50% or more of the net book value of RBC assets.

Benefits associated with the equity incentive programs are subject to a “double trigger”, which means the executive can accelerate the vesting period of any outstanding equity incentive awards only if they are terminated without cause within 24 months of the change of control.

Forfeiture and Clawback Policy

We maintain a policy on compensation forfeiture and clawback, which is applicable in the event of fraud, misconduct or financial restatement. See page 58 for more information.

Royal Bank of Canada	94

Executive compensation

Termination and change of control benefits

Compensation elements	Retirement	Termination with cause/resignation	Termination without cause	Termination without cause following a change of control
Base salary	Ends as of the retirement date	Ends as of the termination or resignation date	Paid out over the severance period as salary continuation or as a lump sum payment (up to 24 months’ base salary based on service, age and position)	Lump sum payment equivalent to up to 24 months’ base salary
Annual short-term incentive and annual cash bonus	Receive pro-rated payment based on the proportion of the fiscal year completed as of the retirement date; paid at the end of the year	Eligibility ends as of the termination or resignation date and no payment is made	Paid in a lump sum at the end of each year of the severance period	Lump sum payment equivalent to up to 24 months’ short-term incentive/annual cash bonus
Deferred share units	Must be redeemed on or before December 15 of the calendar year following the year of retirement	Must be redeemed within 60 days of the termination or resignation date	Must be redeemed within 60 days of the end of the severance period	Must be redeemed within 60 days of the end of the severance period
PDSU awards	Continue to vest, subject to non-competition provisions	All units are forfeited as of the termination or resignation date	Pro-rated payment for the vesting period completed as of the end of the severance period[1]	All unvested awards vest immediately upon termination
Stock options	Continue to vest, subject to non-competition provisions; must be exercised within ten years from the grant date[2]	Unvested options are forfeited as of the termination or resignation date; vested options must be exercised within 90 days of the termination or resignation date	Continue to vest to the end of the severance period; all unvested options are forfeited thereafter; vested options must be exercised within 90 days of the end of the severance period[1]	Vest immediately upon termination and must be exercised within 90 days of the termination date
Benefits	Eligible for retiree benefits	Eligibility ends as of the termination or resignation date	Pension credits and benefits continue during salary continuance period	Pension credits and benefits continue during the severance period
Perquisites	End as of the retirement date	End as of the termination or resignation date	Continue during the severance period	Continue during the severance period

1

In the event of termination without cause occurring on or after the date the respective executive officer has become eligible for retirement, any unvested performance deferred share units and stock options will continue to vest, subject to non-competition provisions, in accordance with the retirement provisions of the PDSU Program and the Stock Option Plan.

2	As described on page 90, options granted prior to December 2019 expire ten years from the grant date or 60 months following the date of retirement, whichever is earlier.

95	Royal Bank of Canada

Executive compensation

Potential payments to named executive officers upon termination or change of control

The table below shows the value of the estimated incremental payments or benefits that would accrue to each named executive officer on termination of their employment following retirement, termination with cause, resignation, termination without cause or termination without cause following a change of control, assuming their employment was terminated on October 31, 2019.

The value of equity-based compensation consists of awards previously granted and disclosed. For the purpose of valuing equity-based awards, we used a price of $106.24, which is the closing price of RBC common shares on the TSX on October 31, 2019, the last trading day of the fiscal year.

Event	D. McKay ($)	R. Bolger ($)	D. Guzman ($)	D. McGregor ($)	N. McLaughlin ($)
Retirement	–	–	–	–	–
Termination with cause/resignation[1]	–	–	–	–	–
Termination without cause
Severance	8,834,200	2,376,200	5,892,000	8,325,000	2,872,733
Equity-based compensation[2]	–	1,312,062	–	–	1,654,691
Value of incremental pension benefits[3]	4,290,000	62,000	13,000	13,000	70,000
All other compensation[4]	192,546	108,432	111,376	20,435	143,046
Termination without cause following a change of control
Severance	8,834,200	2,376,200	5,892,000	8,325,000	2,872,733
Equity-based compensation	30,244,475	6,082,639	15,104,879	23,822,134	4,947,572
Value of incremental pension benefits[3]	4,290,000	62,000	13,000	13,000	70,000
All other compensation[4]	192,546	108,432	111,376	20,435	143,046

1

In the event of termination by RBC for reason of misconduct, gross negligence or wilful breach of obligations, no benefits shall be payable from the individual executive pension arrangements for Mr. McKay, Mr. Bolger and Mr. McLaughlin.

2	Mr. McKay and Mr. McGregor were eligible for retirement as of October 31, 2019. Mr. Guzman would become eligible for retirement during the salary continuance period.

3

For Mr. McKay, Mr. Bolger and Mr. McLaughlin, the values shown represent the present value as at October 31, 2019 of the incremental pension benefits to which they would have been entitled had their employment terminated for the noted reason. The values shown reflect two years of additional service in the RBC Canadian DB pension plan and their individual executive pension arrangements (except for Mr. Bolger, who would be entitled to 18 months of additional service in the RBC Canadian DB pension plan). Mr. Bolger and Mr. McLaughlin would not have attained age 55 by the end of their salary continuance period, so they would not be entitled to any pension benefits from their individual executive pension arrangements as these benefits are only payable upon retirement/termination from RBC over the age of 55. The incremental annual pension benefits payable for Mr. McKay, Mr. Bolger and Mr. McLaughlin would be $220,000, $5,000 and $6,000, respectively. The values shown have been determined using the same actuarial assumptions used for determining the October 31, 2019 year-end pension plan liabilities which are disclosed in RBC financial statements, with the exception that pension benefits are assumed to commence at the end of the salary continuance period, subject to a reduction in pension for early commencement, as applicable. Payment of pension benefits from the individual executive pension arrangements is subject to compliance with non-competition provisions. For Mr. McGregor and Mr. Guzman, the values shown represent the additional RBC contributions to the DC pension plan that would be payable during salary continuance period.

4	All other compensation includes the RBC cost of benefits, RBC contributions under RESSOP and DSSP and perquisites that continue during salary continuance period.

Royal Bank of Canada	96

Executive compensation

Additional disclosure under FSB and Basel Committee on

Banking Supervision requirements

The aggregate quantitative information on compensation disclosed on pages 96 and 97 is in accordance with Implementation Standard 15 of the FSB Principles and Standards and the Basel Committee on Banking Supervision’s Pillar III disclosure requirements.

The compensation discussion and analysis also complies with various compensation disclosure requirements in the Prudential Sourcebook for Banks, Building Societies and Investment Firms, as required by the relevant U.K. regulator. Additional disclosures under those requirements will be made separately.

We have established criteria for the identification of material risk takers (MRTs) whose roles and activities may have a material impact on the RBC risk profile, as described on page 58. For the purpose of the tables below, “senior officers” include the CEO and members of group executive. “Other MRTs” include executive vice-presidents and senior vice-presidents, or equivalent, and senior business leaders in Capital Markets.

In keeping with the FSB Principles and Standards and our compensation principles, a significant portion of variable compensation for senior officers and other MRTs must be deferred over a number of years (at least 70% for the CEO, at least 65% for members of group executive and at least 40% for other MRTs).

All dollar values in the tables below are in Canadian dollars. We have converted amounts denominated in foreign currencies to Canadian dollars using the Bank of Canada’s foreign exchange rate on the last trading day of each fiscal year.

Fixed and variable compensation paid

($ millions)	2019		2018
	Senior officers	Other MRTs	Senior officers	Other MRTs
Number of employees	10	198	10	227
Fixed compensation
Cash-based	$ 7	$ 94	$ 7	$108
Variable compensation[1]
Cash-based (non-deferred)[2]	$13	$166	$16	$198
Cash-based (deferred)	–	$ 3	–	$ 4
Shares and share-linked instruments (non-deferred)	–	$ 6	–	$ 9
Shares and share-linked instruments (deferred)	$33	$156	$32	$187

1	2019 and 2018 variable compensation excludes guaranteed awards paid in the fiscal year, noted in the table entitled Other compensation paid.

2	Includes the value of short-term incentives deferred, at the discretion of the employee, in the form of share units under the terms of the DSU Program.

Other compensation paid

($ millions)	2019				2018
	Senior officers		Other MRTs		Senior officers		Other MRTs
	Number of employees	Amount	Number of employees	Amount	Number of employees	Amount	Number of employees	Amount
Sign-on awards	–	–	4	$11	–	–	–	–
Guaranteed awards	–	–	–	–	–	–	3	$10
Severances[1]	–	–	11	$12	–	–	7	$14

1

The information includes the number of senior officers and MRTs who received severance awards, the aggregate amount of these awards, as well as the highest single severance award. In 2019, the highest single severance award was $3.25 million.

97	Royal Bank of Canada

Executive compensation

Deferred compensation1

($ millions)	20192, [4]		20183, [4]
	Senior officers	Other MRTs	Senior officers	Other MRTs
Outstanding
Vested	$ 38	$204	$33	$232
Unvested	$107	$388	$89	$346
Fiscal year payouts	$ 42	$213	$40	$227

1	Excludes short-term incentives deferred, at the discretion of the employee, in the form of share units under the terms of the DSU Program.

2

For 2019, the vesting status of awards is as of October 31, 2019. Values for deferred compensation in Canadian dollars are based on $106.24, the closing price of RBC common shares on the TSX on October 31, 2019, the last trading day of the fiscal year. U.S. deferred compensation is based on US$80.66, the closing price of RBC common shares on the NYSE on October 31, 2019.

3

For 2018, the vesting status of awards is as of October 31, 2018. Values for deferred compensation in Canadian dollars are based on $95.92, the closing price of RBC common shares on the TSX on October 31, 2018, the last trading day of the fiscal year. U.S. deferred compensation is based on US$72.84, the closing price of RBC common shares on the NYSE on October 31, 2018.

4

Outstanding values for 2019 and 2018 include cash-based deferred compensation in the amounts of $23 million and $9 million, respectively; amounts otherwise reflect deferred compensation granted in shares and share-linked instruments. There was no cash-based deferred compensation outstanding for senior officers in 2019 or 2018.

Variable compensation and outstanding deferred compensation are subject to explicit and implicit ex-post adjustments, as noted in the Alignment of compensation with risk and performance outcomes section on page 57. RBC did not make any explicit or implicit ex-post adjustments to reduce previously granted deferred compensation awards that vested and were paid to plan participants during fiscal 2019.

Indebtedness of directors and executive officers

In the course of our business, loans are granted to directors, executive officers and other employees on terms normally accorded to other clients of comparable creditworthiness. The following table shows the aggregate outstanding indebtedness to RBC or its subsidiaries incurred by current and former directors, executive officers and employees of RBC and its subsidiaries as of January 14, 2020. This amount excludes routine indebtedness as defined below1.

Purpose	To RBC ($)	To another entity ($)

Share purchases	–	–

Other	2,255,332	–

1	Routine indebtedness includes:
a.

loans made on terms no more favourable than loans to employees generally, for which the amount remaining unpaid does not exceed $50,000 at any time during the last completed financial year to any director, executive officer or proposed nominee together with his or her associates

b.	loans to full-time employees, fully secured against their residence and not exceeding their annual salary
c.

loans, other than to full-time employees, on substantially the same terms (including those as to interest and security rate) available to other clients with comparable credit and involving no more than the usual risk of collectability, and

d.	loans for purchases on usual trade terms or for ordinary travel or expense advances, or similar reasons, with repayment arrangements in accordance with usual commercial practice.

Royal Bank of Canada	98

Executive compensation

The following table shows the indebtedness of each individual who is or was, at any time during fiscal 2019, a director or executive officer, of each director nominee, and of each associate of any such director, executive officer or director nominee. These loans exclude loans repaid in full and routine indebtedness.

Name and principal position	Involvement of RBC	Largest amount outstanding during fiscal 2019 ($)	Amount outstanding as of January 14, 2020 ($)	Financially assisted securities purchases during fiscal 2019 (#)	Amount forgiven during fiscal 2019 ($)
Securities purchase programs		–	–	–	–
Other programs
M. Dobbins Chief strategy & corporate development officer	Lender	1,560,785[1]	1,497,230[1]	–	–
N. McLaughlin Group head, Personal & Commercial Banking	Lender	1,087,390[1]	758,102[1]	–	–

1	Residential mortgage loans secured on the borrower’s residence granted at the applicable best customer interest rate in accordance with the RBC residential mortgage lending program.

99	Royal Bank of Canada

Additional items

Additional items

Directors’ and officers’ liability insurance

RBC has purchased, at its expense, directors’ and officers’ liability insurance, which provides protection for directors and officers against liability incurred by them in their capacities as directors and officers of RBC and its subsidiaries. For the 12 months ending May 31, 2020, this insurance has a dedicated policy limit of $500 million for each claim and as an aggregate, together with an additional $150 million for RBC directors only. There is no deductible for this coverage. The insurance applies in circumstances where RBC is unable to indemnify its directors and officers for their acts or omissions. Premiums paid by RBC relating to directors’ and officers’ liability insurance are approximately $1.9 million per annum.

Additional resources

You can receive a printed copy of any of the following governance documents free of charge from the secretary or view them online at rbc.com:

•	RBC Code of Conduct

•	Mandates of the board, committees, board and committee chairs and CEO

•	Director Independence Policy

•	Statement of Corporate Governance Practices

•	Proxy Access Policy

•	ESG Performance Report and Public Accountability Statement

•	Summaries of significant differences between our governance practices and the New York Stock Exchange corporate governance listing standards

Directors’ approval

The board of directors has approved the content and sending of this circular.

February 11, 2020

Karen McCarthy

Senior Vice-President, Associate General Counsel and Secretary

Royal Bank of Canada	100

Shareholder proposals

Schedule A: Shareholder proposals

The following two shareholder proposals have been submitted for consideration at the annual meeting of common shareholders. These proposals and their supporting statements represent the views of the shareholder submitting them. They are set out below (unedited, in italics) together with the board responses as required by the Bank Act.

The Mouvement d’éducation et de défense des actionnaires (MÉDAC) of 82 Sherbrooke Street West, Montreal, QC H2X 1X3 has submitted the following two proposals (translated from French to English).

PROPOSAL NO. 1: Competitiveness and privacy

It is proposed that the board of directors inform the shareholders of the investments the Bank intends to make over the next five years to update its computer systems so as to increase its competitiveness while enhancing privacy protection.

Supporting Statement:

In a recent PWC report on banks, the President and CEO of the Canadian Bankers Association states that banks in many instances have legacy systems. And when they’re trying to harness and add all this new capability to those older systems, that obviously inserts all kinds of complexity in terms of how they’re going to build that out and how they’re going to bring that to market. This finding is all the more troubling in that obsolete systems make banks more vulnerable to cyberattacks and limit their ability to explore the full potential of artificial intelligence.

Although we are aware of the sensitive nature of this information, as shareholders and consumers of financial products we ask that the following information be disclosed:

•	The amounts that will be invested in the upcoming years to modernize the systems;

•	The investments that will be made to develop the human capital that will be deployed to ensure that human resources are adapted to these new technologies;

•	The means the Bank will use to assist clients should their personal information be stolen, notably

•	Equifax credit file monitoring and alerts as soon as material changes are noted in their credit rating that indicate unusual transactions;

•	Internet scans to detect the presence of certain personal information of members on suspicious Internet sites;

•	Identity restoration: adoption of measures to restore the identity of a member whose identity has been stolen.

We believe that the disclosure of this information would provide reassurance to shareholders and clients as regards their relationship with the Bank.

BOARD RESPONSE TO PROPOSAL NO. 1:

To achieve our vision of being among the world’s most trusted and successful financial institutions, we are investing in new capabilities, technologies and business models in order to provide our clients with best-in-class digital experiences at the speed they expect. The combination of our trusted brand with our differentiated technology platform and data scale contributes to our competitive advantage.

At the same time, we continue to develop our cyber defense capabilities in an effort to support our business models, protect RBC and our clients, and enhance the client experience globally. Information technology and cyber risks, as well as privacy and data issues are top risks facing the financial industry and RBC, and the risk committee of the board of directors receives regular reporting and discusses with management technology-related risk management topics and emerging trends.

101	Royal Bank of Canada

Shareholder proposals

This proposal requests that we disclose the investments we intend to make over the next five years. Although we cannot make such a detailed disclosure as it would undermine the effectiveness of our cyber defense strategy and our competitive advantage, we’re proud to report that we’ve nearly doubled our investment in cybersecurity technology over the last five years and have significantly increased the number of technology and cybersecurity specialists. We’ve entered into strategic partnerships with universities in Canada and abroad, investing millions of dollars, to assess risks and develop new protection methods. We’ve also invested $5 million in Rogers Cybersecure Catalyst at Ryerson University to support cybersecurity training for more diverse talent.

We have developed enterprise-wide standards and practices that oversee privacy and how data (including client information) is used, protected, managed and governed, and our Code of Conduct outlines that every employee has a duty to keep client information confidential and secure. Our workforce participates in awareness and training programs designed to educate employees about cyber threats and protecting data on an ongoing basis, including how to identify and manage a cyber incident before, during and after it unfolds.

Resources are also dedicated to educating our clients and helping them learn how to protect themselves and safeguard their assets and their data, through our website at rbc.com/cyber-security and in person by our RBC advisors.

We test our resiliency, benchmark ourselves against best practices, learn from the experience of other industries and organizations and make investments to strengthen our frameworks and capabilities on a continuing basis. We regularly enhance our protocols to ensure that once detected, incidents are contained quickly and investigated for client impact. When a Canadian financial institution other than RBC is impacted by a cyber event, we share information about this event with other Canadian financial institutions through existing working groups and we perform deep dive reviews (when required) with the affected institution. This information is then reviewed by our cyber team, and we determine where the attack profile is relevant to us and test our control efficacy. Depending on the nature of the cyber event, information may be included in the regular update presented to the board and aligned to our cyber security strategy.

Our focus on maintaining the trust and confidence of our clients is core to who we are and we constantly evaluate our cyber strategy against the changing landscape we face which is driven by technology innovation. As we believe this space will continue to be challenging, we not only invest ourselves but partner with the very best technology and cyber firms in the industry as we need to continuously adapt to new methods and technologies. We believe that the investments we’ve made and our policies and practices meet the objectives pursued by this proposal.

The board recommends you vote AGAINST this proposal.

PROPOSAL NO. 2: Diversity target

It is proposed that the Bank adopt a target higher than 40% for the composition of its board of directors for the next five years

Supporting Statement:

For several years, Canadian banks have paved the way to increase the number of women on their boards of directors and in their executive officer ranks. They have adopted policies and put in place means to ensure greater gender diversity. However, none of Canada’s largest banks have reviewed their objectives regarding representation of women on their boards of directors since National Instrument 58-101 – Disclosure of Corporate Governance Practices was adopted in 2014. This standard invites the majority of Canadian issuers listed on the Toronto Stock Exchange to disclose whether or not they have set a target number or a percentage of women on their boards of directors. The following table sums up the situation well:

Royal Bank of Canada	102

Shareholder proposals

Bank	% of women among independent directors	Target
BMO	36%	At least 33% of each gender
NBC	38%	At least 33% of women
CIBC	50%	At least 30% of each gender
Scotia	46%	At least 30% of each gender
Royal	46%	At least 30% of each gender
TD	38%	At least 30% of each gender

Banks are often seen as a reference for good governance for small and medium businesses, and failure to update the target may suggest that this target is the ideal to be sought. However, it is recognized that the number of competent women exceeds the numbers of positions to fill and that various stereotypes and biases have hindered their access to such roles. From this perspective, it is therefore proposed that the Bank review its diversity policy to bring the minimum representation of each gender on its board of directors to 40%.

BOARD RESPONSE TO PROPOSAL NO. 2:

Diversity and inclusion has always been a core value at RBC. We believe attracting and retaining the best talent requires considering a diverse range of skills and backgrounds and embracing difference. The board of directors is committed to diversity and inclusion at all levels of the organization including at the board level.

RBC takes a leadership role in promoting board diversity in corporate Canada. We were one of the first signatories of the 2012 Catalyst Accord and a founding member of the Canadian chapter of the 30% Club and we have exceeded its objective of 30% women on boards by 2020.

As a board, we are committed to diversity and inclusion and to assist in meeting our diversity objectives and ensure there are no systemic barriers or biases in our policies and practices, we have approved a board diversity policy. The board currently has a diversity objective that each gender comprise at least 30% of directors, and we’ve consistently exceeded this objective since its adoption in 2014. This year, 43% of our 2020 director nominees, including the chair of our board, are women.

The governance committee serves as the nominating committee to identify candidates for election to the board. Fundamental to the committee’s purpose is to build a board that is composed of directors who possess the talent and experience to support the future strategic objectives of RBC with a strong risk discipline in the context of a rapidly changing and increasingly competitive global marketplace and evolving regulatory landscape. The committee maintains a matrix of the competencies and experience it regards as key to the long-term strategic success of RBC, as described on page 18 of this circular.

Every year, the committee completes a self-assessment that measures, among other things, its effectiveness in guiding the board toward its diversity objectives. This self-assessment also reviews the board’s composition and any anticipated vacancies in light of our board diversity policy and our commitment to a balanced and diverse board. It considers other important factors such as age, geography, background and ethnicity, succession planning and optimal board size, as well as regulatory requirements, including skills and residency requirements applicable to directors of Canadian financial institutions. We continue to emphasize the recruitment of qualified women and women are always among the pool of candidates considered.

103	Royal Bank of Canada

Shareholder proposals

We believe the board diversity policy and our objective that each gender comprise at least 30% of directors meets the goal of promoting diversity and inclusion while also maintaining the flexibility in identifying the most highly qualified candidates to attain the optimal mix of skills and experience to contribute to overall effectiveness of the board and its committees.

The board recommends you vote AGAINST this proposal.

WITHDRAWN PROPOSALS

British Columbia Government and Service Employees’ Union

British Columbia Government and Service Employees’ Union (BCGEU) submitted a proposal requesting that the board report on how RBC is identifying and addressing human rights risks in relation to U.S. immigration enforcement policy, more specifically in connection with The GEO Group, Inc. and CoreCivic, Inc., two firms that operate migrant detention facilities in the United States. Further to discussions with BCGEU, in consideration of the bank’s statements and commitments described below, BCGEU has agreed to withdraw its proposal.

RBC is strongly committed to supporting and maintaining the highest standards of ethical conduct and respect for human rights through all aspects of our dealings with RBC employees, contract workers, clients and other affected stakeholders.

In keeping with our environmental and social (E&S) risk policies, we do not currently provide lending or financing services to the private prison industry in the United States. Any existing or prospective client relationship in sectors involving E&S risk, such as the private prison industry in the United States, is subject to our E&S risk policies. Existing or prospective client relationships with potentially significant reputation risk – including relationships with companies involved in the private prison industry in the United States – require enhanced due diligence, including escalation to our reputation risk oversight committee. We are committed to continue to review and update our E&S risk policies and procedures – including how we assess human rights risks – to address regulatory changes, emerging and evolving issues, and international best practices on an ongoing basis.

During fiscal 2020, we will develop a human rights position statement informed primarily by the requirements of the United Nations Guiding Principles on Business and Human Rights and publish it on our website, and we will further enhance our stakeholder engagement on human rights matters through two-way communication.

Vancity Investment Management Inc.

Based on the bank’s commitment to gender equity in pay and actions the bank has underway to identify and address pay disparities between men and women performing work of equal or comparable value, Vancity Investment Management Inc. agreed to withdraw a shareholder proposal on compensation practices, policies and strategies addressing any current or historic gender pay gap. These actions include the disclosure of the results of the bank’s pay equity analytics across position groups for federally-regulated employees in Canada in our 2019 Environmental, Social and Governance (ESG) Performance Report available at rbc.com/community-social-impact.

Contact information

Secretary Royal Bank of Canada 200 Bay Street, South Tower Toronto, Ontario M5J 2J5 Canada corporate.secretary@rbc.com rbc.com/governance	Chair of the board Royal Bank of Canada 200 Bay Street, South Tower Toronto, Ontario M5J 2J5 Canada rbc.com/governance

For dividend information, change in share registration or address, lost stock certificates, tax forms, estate transfers, dividend reinvestment or other shareholder inquiries, please contact:

Computershare Trust Company of Canada

100 University Avenue, 8th Floor

Toronto, Ontario M5J 2Y1

Canada

Tel: 1-866-586-7635 (Canada and the U.S.) or 514-982-7555 (International)

Fax: 1-888-453-0330 (Canada and the U.S.) or 416-263-9394 (International)

service@computershare.com

www.investorcentre.com\rbc

For investor inquiries, please contact:

Investor Relations Royal Bank of Canada 200 Bay Street, South Tower Toronto, Ontario M5J 2J5 Canada Tel: 416-955-7802 invesrel@rbc.com

® / ™ Trademarks of Royal Bank of Canada. ‡ All other trademarks are the property of their respective owner(s).

© Royal Bank of Canada, 2020

81110 (02/2020)